EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
by and among
ONEX AMERICAN HOLDINGS SUBCO LLC, AS STOCKHOLDER REPRESENTATIVE,
SITEL WORLDWIDE CORPORATION,
GROUPE ACTICALL S.A.,
SATURN MERGER SUB CORPORATION
and
ONEX AMERICAN HOLDINGS SUBCO LLC

July 10, 2015

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4.20	Brokerage	34
4.21	Company SEC Reports; Internal Controls	34
4.22	State Takeover Statutes	35
4.23	No Other Representations or Warranties	35

Article V REPRESENTATIONS AND WARRANTIES OF ONEX		36
5.01	Organization and Organizational Power	36
5.02	Authorization	36
5.03	No Violation	36
5.04	Governmental Consents	36
5.05	Litigation	37
5.06	Brokerage	37

Article VI REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE MERGER SUB		37
6.01	Organization and Organizational Power	37
6.02	Authorization	37
6.03	No Violation	38
6.04	Governmental Consents	38
6.05	Litigation	38
6.06	Brokerage	38
6.07	Merger Sub	38
6.08	Financing	39
6.09	Solvency	40

Article VII COVENANTS OF THE COMPANY		40
7.01	Conduct of the Business	40
7.02	Access to Books and Records	45
7.03	Regulatory Filings	46
7.04	Conditions	47
7.05	Works Council Cooperation	47
7.06	Payoff Letters; Notes Redemptions	47
7.07	Exclusive Dealing	48
7.08	Notification	50
7.09	Cooperation with Financing	51
7.10	Stockholder Litigation	53
7.11	Third Party Consents	53
7.12	Termination of Affiliated Transactions	54
7.13	Resignation and Release Letters	54
7.14	State Takeover Statutes	54
7.15	Treatment of Swaps	55
7.16	FCA Approval	56

Article VIII COVENANTS OF THE PURCHASER		57
8.01	Access to Books and Records	57
8.02	Notification	58
8.03	Director and Officer Liability and Indemnification	58

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8.04	Employment and Benefit Arrangements	60
8.05	Regulatory Filings	61
8.06	Conditions	62
8.07	Contact with Employees, Customers and Suppliers	63
8.08	Replacement Letters of Credit	63
8.09	Financing	63

Article IX SURVIVAL; INDEMNIFICATION		65
9.01	Survival	66
9.02	Indemnification	66
9.03	Maximum Payments; Remedy	68
9.04	Claims for Indemnification; Resolution of Conflicts	71
9.05	Mitigation	74
9.06	Defense of Third Party Claims	74
9.07	Determination of Loss Amount	75
9.08	Acknowledgment of the Purchaser and the Merger Sub	76
9.09	Tax Treatment	77

Article X TERMINATION		77
10.01	Termination	77
10.02	Effect of Termination	79

Article XI ADDITIONAL COVENANTS; TAX MATTERS		79
11.01	Disclosure Generally	79
11.02	Provision Respecting Legal Representation	79
11.03	Tax Shelter	80
11.04	Transfer Taxes	80
11.05	Tax Sharing Agreements	80
11.06	Tax Returns	80
11.07	Tax Cooperation	81
11.08	Tax Contests	81
11.09	Tax Refunds	82
11.10	Pre-Cutoff NOL Benefits	83

Article XII DEFINITIONS		84
12.01	Definitions	84
12.02	Other Definitional Provisions	97
12.03	Index of Defined Terms	97

Article XIII MISCELLANEOUS		101
13.01	Stockholder Representative	101
13.02	Press Releases and Communications	103
13.03	Expenses	103
13.04	Knowledge Defined	103
13.05	Notices	103
13.06	Assignment	105

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13.07	Severability	106
13.08	References	106
13.09	Construction	106
13.10	Amendment and Waiver	107
13.11	Complete Agreement	107
13.12	Third‑Party Beneficiaries	107
13.13	Waiver of Trial by Jury	107
13.14	Purchaser and the Merger Sub Deliveries	108
13.15	Delivery by Electronic Transmission	108
13.16	Counterparts	108
13.17	Governing Law	108
13.18	Jurisdiction	108
13.19	No Recourse	109
13.20	Specific Performance	109
13.21	Guarantee	110

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INDEX OF EXHIBITS
Exhibit A        Form of Certificate of Merger
Exhibit B        Form of Letter of Transmittal
Exhibit C        Form of Stockholder Consent
Exhibit D        Form of Joinder and Waiver Agreement
Exhibit E        Form of SWW Director Resignation and Release Letter
Exhibit F        Form of Director and Officer Resignation Letter

INDEX OF SCHEDULES
Affiliated Transactions Schedule
Antitrust Conditions Schedule
Authorization Schedule
Brokerage Schedule
Capital Expenditures Schedule
Capitalization Schedule
Cash and Indebtedness Schedule
Closing Indebtedness Schedule
Compliance with Laws Schedule
Conduct of Business Schedule
Contracts Schedule
Delivered Documents Schedule
Developments Schedule
Employee Benefits Schedule
Employee Schedule
Environmental Schedule
Financial Statements Schedule
Governmental Consents Schedule
Insurance Schedule
Intellectual Property Schedule
Leased Real Property Schedule
Letters of Credit Schedule
Liens Schedule
Litigation Schedule
Owned Real Property Schedule
Special Indemnity Schedule
Subsidiaries Schedule
Taxes Schedule
Transaction Expenses Schedule

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 10, 2015, is made by and among SITEL Worldwide Corporation, a Delaware corporation (the “Company”), Onex American Holdings Subco LLC, a Delaware limited liability company (in its capacity as the representative of the Stockholders, the “Stockholder Representative” and in all other capacities hereunder, “Onex”), Groupe Acticall S.A., a Luxembourg société anonyme (the “Purchaser”) and Saturn Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser (the “Merger Sub”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XII.
WHEREAS, the Purchaser desires to acquire one hundred percent (100%) of the issued and outstanding capital stock of the Company in a reverse subsidiary merger pursuant to which the Merger Sub will merge with and into the Company on the terms and subject to the conditions set forth herein (the “Merger”); and
WHEREAS, the respective boards of directors (or the equivalent governing bodies) of the Purchaser, the Merger Sub and the Company have approved this Agreement, the Merger and the related transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Article I
THE MERGER
1.01    The Merger.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Merger Sub shall merge with and into the Company in accordance with the Delaware General Corporation Law (as amended, the “DGCL”), whereupon the separate existence of the Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Purchaser.
(b)    At the Closing, the Company and the Merger Sub shall cause a certificate of merger substantially in the form of Exhibit A hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the Purchaser and the Company mutually agree and specify in the Certificate of Merger.

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(c)    The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall succeed to all the assets, rights, privileges, immunities, powers and franchises and become subject to all of the liabilities, restrictions, disabilities and duties of the Company and the Merger Sub, all as provided under the DGCL.
1.02    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:
(a)    Each share of the Company’s 12% Cumulative Participating Preferred Stock, Series B, par value $0.01 per share (the “Series B Preferred Stock”), issued and outstanding immediately prior to the Effective Time (but excluding any such shares held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub and excluding any Dissenting Shares) shall be converted into the right to receive, without interest, (i) in cash at the Closing, the greater of (x) the Series B Liquidation Value and (y) such share’s Closing Conversion Value, in either case which shall be payable to the holder thereof in accordance with Section 1.04, plus (ii) such share’s Additional Per Share Consideration, if any (subject to, and without limiting any rights or remedies of the Indemnified Parties under this Agreement or otherwise as a result of, the obligation of the Stockholder that owns such share immediately prior to the Effective Time to return to the applicable Indemnified Parties the amount so received as a result of such conversion to the extent such Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Article IX). The aggregate consideration to which holders of shares of Series B Preferred Stock become entitled in respect of such shares pursuant to clause (i)(x) of this Section 1.02(a) is referred to herein as the “Series B Liquidation Amount,” which for the avoidance of doubt shall be equal to zero in the event the Closing Conversion Value exceeds the Series B Liquidation Value for all shares of Series B Preferred Stock. For the avoidance of doubt, the amount payable pursuant to this Section 1.02(a) may be zero, in which case the shares of Series B Preferred Stock issued outstanding immediately prior to the Effective Time shall be canceled and no consideration shall be paid with respect thereto.
(b)    Each share of the Company’s 16% Cumulative Participating Preferred Stock, Series C, par value $0.01 per share (the “Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time (but excluding any such shares held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub and excluding any Dissenting Shares) shall be converted into the right to receive, without interest, (i) in cash at the Closing, the greater of (x) the Series C Liquidation Value and (y) such share’s Closing Conversion Value, in either case which shall be payable to the holder thereof in accordance with Section 1.04, plus (ii) such share’s Additional Per Share Consideration, if any (subject to, and without limiting any rights or remedies of the Indemnified Parties under this Agreement or otherwise as a result of, the obligation of the Stockholder that owns such share immediately prior to the Effective Time to return to the applicable Indemnified Parties the amount so received as a result of such conversion to the extent such Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Article IX). The aggregate consideration to which holders of shares of Series C Preferred Stock become entitled in respect of such shares pursuant to clause (i)(x) of this Section 1.02(b) is referred to herein as the “Series C Liquidation Amount,” which for the avoidance of doubt shall be equal to zero in the event the Closing Conversion Value exceeds the Series C Liquidation Value for all shares of Series C Preferred Stock. For the avoidance of doubt, the amount payable pursuant to this Section 1.02(b) may be zero, in which case the shares of Series C Preferred Stock issued outstanding immediately prior to the Effective Time shall be canceled and no consideration shall be paid with respect thereto.
(c)    Each share of the Company’s 16% Cumulative Participating Preferred Stock, Series D, par value $0.01 per share (the “Series D Preferred Stock”) issued and outstanding immediately prior to the Effective Time (but excluding any such shares held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub and excluding any Dissenting Shares) shall be converted into the right to receive, without interest, (i) in cash at the Closing, the greater of (x) the Series D Liquidation Value and (y) such share’s Closing Conversion Value, in either case which shall be payable to the holder thereof in accordance with Section 1.04, plus (ii) such share’s Additional Per Share Consideration, if any (subject to, and without limiting any rights or remedies of the Indemnified Parties under this Agreement or otherwise as a result of, the obligation of the Stockholder that owns such share immediately prior to the Effective Time to return to the applicable Indemnified Parties the amount so received as a result of such conversion to the extent such Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Article IX). The aggregate consideration to which holders of shares of Series D Preferred Stock become entitled in respect of such shares pursuant to clause (i)(x) of this Section 1.02(c) is referred to herein as the “Series D Liquidation Amount,” which for the avoidance of doubt shall be equal to zero in the event the Closing Conversion Value exceeds the Series D Liquidation Value for all shares of Series D Preferred Stock. For the avoidance of doubt, the amount payable pursuant to this Section 1.02(c) may be zero, in which case the shares of Series D Preferred Stock issued outstanding immediately prior to the Effective Time shall be canceled and no consideration shall be paid with respect thereto.
(d)    Each share of the Company’s Common Stock, par value $0.01 per share, including Restricted Shares and shares of Common Stock issued under Section 1.06 for Exchangeable Shares (the “Common Stock”), issued and outstanding immediately prior to the Effective Time (but excluding any such shares held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub and excluding any Dissenting Shares), shall be converted into the right to receive in cash at the Closing, without interest, an amount equal to the Per Share Portion multiplied by the Closing Common Merger Consideration, which shall be payable to the holder thereof in accordance with Section 1.04, plus (ii) such share’s

Additional Per Share Consideration, if any (subject to, and without limiting any rights or remedies of the Indemnified Parties under this Agreement or otherwise as a result of, the obligation of the Stockholder that owns such share immediately prior to the Effective Time to return to the applicable Indemnified Parties the amount so received as a result of such conversion to the extent such Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Article IX). For the avoidance of doubt, the amount payable pursuant to this Section 1.02(d) may be zero, in which case the shares of Common Stock issued outstanding immediately prior to the Effective Time shall be canceled and no consideration shall be paid with respect thereto. The aggregate consideration to which holders of Common Stock and Preferred Stock become entitled at the Closing pursuant to Sections 1.02(a) through 1.02(d), inclusive, (together with the Canada Dividend Amount) is referred to herein as the “Merger Consideration.” The Common Stock, the Preferred Stock and all other series and classes of capital stock of the Company are sometimes referred to herein collectively as the “Company Stock.”
(e)    Each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub shall be canceled and extinguished and no payment shall be made with respect thereto.
(f)    Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive any portion of the Merger Consideration or any Additional Per Share Consideration. Each holder of Dissenting Shares shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares, unless and until such holder fails to perfect or effectively withdraws or otherwise loses its appraisal rights under the DGCL. All Dissenting Shares held by Stockholders that shall have failed to perfect or that effectively shall have withdrawn or lost their right to appraisal of such shares of Company Stock under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive (i) the consideration to which such Stockholders become entitled at the Closing pursuant to Sections 1.02(a) through 1.02(d), without interest, in accordance with Section 1.04, plus (ii) such share’s Additional Per Share Consideration. The Company shall give the Purchaser (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Purchaser and the Company shall keep one another reasonably informed regarding any such negotiations, proceedings or demands and shall give due consideration to the other’s advice with respect thereto. The Company shall not, except with the prior written consent of the Purchaser, which shall not be unreasonably withheld, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
(g)    From and after the Effective Time, the holders of Company Stock (whether or not represented by certificates evidencing ownership of Company Stock) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Stock except as otherwise provided for herein or under applicable Law. The portion of the Merger Consideration and the Additional Per Share Consideration paid or payable pursuant to Section 1.02 in respect of shares of Company Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Stock, and from and after the Effective Time there shall be no further registration of transfer on the records of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time.
(h)    Each share of the Merger Sub’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non‑assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares of common stock shall continue to evidence ownership of such share of common stock of the Surviving Corporation.
(i)    In the event that the Closing Conversion Value of any share of Preferred Stock (other than any share held immediately prior to the Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub) would exceed the Liquidation Value of such share as of immediately prior to the Effective Time, then the number of shares of Common Stock that such share of Preferred Stock would be convertible into (as set forth in the definition of Closing Conversion Value) shall be deemed outstanding for purposes of the definition of Per Share Portion.
1.03    Merger Consideration.
(a)    At least two (2) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Purchaser its statement setting forth its good faith determination of the Transaction Expenses (the “Transaction Expense Statement,” which shall be deemed to update the Transaction Expenses Schedule) and its statement setting forth its good faith determination of the Closing Net Indebtedness (the “Closing Net Indebtedness Statement” ).
(b)    For purposes of this Agreement, the term “Closing Common Merger Consideration” means (i) the Adjusted Consideration, minus (ii) the Series B Liquidation Amount, minus (iii) the Series C Liquidation Amount, minus (iv) the Series D Liquidation Amount, minus (v) the Canada Dividend Amount; provided that if the Closing Common Merger Consideration would be a negative amount, the Closing Common Merger Consideration shall be zero. The Cash and Indebtedness Schedule sets forth the amount of Cash and Indebtedness of the Company and its Subsidiaries (which for the avoidance of doubt shall include the aggregate amount of all prepayment premiums, penalties or breakage costs that would arise upon prepayment of such Indebtedness on the Closing Date), in each case as of the date of the Latest Balance Sheet (such amounts, the “Cash Adjustment” and “Indebtedness Adjustment,” respectively). For purposes of this Agreement, the term “Per Share Portion” means a fraction, the numerator of which is one, and the denominator of which is equal to (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held immediately prior to the

Effective Time by the Company as treasury stock or by any wholly owned Subsidiary of the Company or by the Purchaser or the Merger Sub), including Restricted Shares and shares of Common Stock issued under Section 1.06 for Exchangeable Shares, plus (ii) the aggregate number of shares of Common Stock deemed outstanding pursuant to Section 1.02(i).
1.04    Company Stock Exchange.
(a)    The Stockholder Representative will effect the exchange of cash for shares of Company Stock which are entitled to payment pursuant to Section 1.02. Any fees or expenses of the Stockholder Representative in this capacity shall be deemed to be Transaction Expenses for all purposes hereunder.
(b)    In connection with such exchange, by no later than ten (10) Business Days prior to the Closing Date, the Stockholder Representative shall provide the Stockholders who or which are reasonably likely to be entitled to any portion of the Merger Consideration with a Letter of Transmittal, substantially in the form of Exhibit B attached hereto (the “Letter of Transmittal”), at their respective addresses to be provided to the Stockholder Representative by the Company no later than ten (10) Business Days prior to the Closing Date. The Stockholder Representative shall pay each holder of Company Stock (including holders of Restricted Shares) as of immediately prior to the Effective Time (each, a “Stockholder”) who has surrendered to the Company the certificates representing his, her or its shares of Company Stock, or an affidavit contemplated by Section 1.04(e), for cancellation together with a duly executed and completed Letter of Transmittal, the amount of cash to which such Stockholder is entitled at the Closing under Section 1.02 in respect of such shares of Company Stock. No portion of the Merger Consideration shall be paid to any Stockholder unless and until such Stockholder shall have surrendered to the Company the certificates representing his, her or its shares of Company Stock, or an affidavit contemplated by Section 1.04(e), for cancellation together with a duly executed and completed Letter of Transmittal. The Company shall promptly upon receipt provide the Stockholder Representative with copies of any such certificates, Letters of Transmittal or affidavits.
(c)    Prior to the Effective Time, the Purchaser shall transfer to the Stockholder Representative via wire transfer of immediately available funds. in accordance with wire transfer instructions provided to the Purchaser by the Stockholder Representative no later than three (3) Business Days prior to the Closing Date, cash in an amount equal to the Merger Consideration (less any amounts contemplated to be paid through the payroll system of the Surviving Corporation pursuant to the proviso to Section 2.02(c)). Any amounts payable with respect to the Exchangeable Shares pursuant to Section 1.06 (including the Canada Dividend Amount) shall be deposited by the Stockholder Representative with the Canada Exchange Subsidiary, pursuant to the Articles of Incorporation of such entity, in accordance with wire transfer instructions provided to the Stockholder Representative by the Company no later than three (3) Business Days prior to the Closing Date. The Stockholder Representative shall hold all funds deposited with it and deliver them in accordance with the terms and conditions hereof.

(d)    Surrendered shares of Company Stock shall forthwith be canceled. Until so surrendered and exchanged, each share of Company Stock shall from and after the Effective Time (subject, in the case of Dissenting Shares, to appraisal rights under the DGCL) represent solely the right to receive the portion of the Merger Consideration into which it was converted pursuant to Section 1.02.
(e)    Notwithstanding the foregoing, if any certificate representing one or more shares of Company Stock shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Stockholder claiming such certificate to be lost, stolen or destroyed to the Company, the Stockholder Representative shall (subject to such conditions as the Stockholder Representative may reasonably impose) issue, in exchange for such lost, stolen or destroyed certificate, the portion of the Merger Consideration to be paid in respect of the shares of Company Stock represented by such certificate, as contemplated by this Article I.
(f)    If a cash payment pursuant to Section 1.02 is to be made to a Person other than the Person whose name is reflected on the certificate representing shares of Company Stock surrendered in exchange therefor, it will be a condition of the issuance of such payment that the certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have (i) paid to the Company or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the certificate surrendered or (ii) established to the satisfaction of the Company or any agent designated by it that such Tax has been paid or is not payable.
(g)    Any portion of the Merger Consideration that remains unclaimed by the former holders of Company Stock for twelve (12) months after the Effective Time shall be delivered to the Purchaser. Any former holder of Company Stock that has not complied with this Section 1.04 prior to the end of such twelve (12) month period shall, to the fullest extent permitted by applicable Law, thereafter look only to the Purchaser (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for its portion of the Merger Consideration. To the fullest extent permitted by applicable Law, any portion of the Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall become the property of the Stockholders as Additional Consideration and, to the extent such portion had been delivered to the Purchaser pursuant to the first sentence of this Section 1.04(g), and except as otherwise contemplated by the last sentence of this Section 1.04(g), the Purchaser shall pay such portion to the Stockholder Representative for distribution as such, free and clear of all claims or interest of any Person previously entitled thereto. Any former holder of Company Stock that has not complied with this Section 1.04 prior to the date of such payment shall, to the fullest extent permitted by applicable Law, thereafter look only (except as otherwise contemplated by the last sentence of this Section 1.04(g)) to the Stockholder Representative (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for its portion of the Merger Consideration. No interest shall be payable for the cash amounts delivered to the Purchaser pursuant to this Section 1.04 which are subsequently delivered to holders of Company Stock. Notwithstanding anything to the contrary in this Section 1.04, none of the Purchaser, the Surviving Corporation or any other party hereto shall be liable to any Stockholder for any amount paid to a public official pursuant to any abandoned property, escheat or similar Law. Any Additional Consideration payable hereunder (including pursuant to Section 11.10) shall be paid in the same manner as the Merger Consideration (including through the payroll system of the Surviving Corporation pursuant to the proviso in Section 2.02(c) if applicable).
(h)    The Stockholder Representative shall act as agent in effecting the exchange of the applicable Merger Consideration in return for the Company Stock.
1.05    Restricted Shares. Immediately prior to the Effective Time, all restricted stock units for rights to acquire shares of Common Stock (each such share, a “Restricted Unit Share”) and restricted shares (each, a “Restricted Grant Share” and collectively with the Restricted Unit Shares, the “Restricted Shares”), in each case granted by the Company pursuant to the Restricted Stock Plans, shall automatically become fully vested and free of any forfeiture restrictions, and each Restricted Share shall be considered an outstanding share of Common Stock for all purposes of this Agreement, including the right to receive the Per Share Portion multiplied by the Closing Common Merger Consideration plus such Restricted Share’s Additional Per Share Consideration, in each case in accordance with and subject to the provisions of Section 1.02(d).
1.06    Exchangeable Shares. No later than immediately prior to the Effective Time, the Company shall cause all then outstanding Exchangeable Shares to be exchanged for the Redemption Call Purchase Price (as defined in the Articles of Incorporation of the Canada Exchange Subsidiary) pursuant to the exercise of the Redemption Call Right (as defined in the Articles of Incorporation of the Canada Exchange Subsidiary) and shall cause the Canada Exchange Subsidiary to take such actions as may be necessary or desirable to facilitate the exercise of the Redemption Call Right. The payment of the Redemption Call Purchase Price in respect of each Exchangeable Share acquired by the Company pursuant to the exercise of the Redemption Call Right shall be satisfied on the basis of (i) one share of Common Stock issued in satisfaction of the Current Market Price (as defined in the Articles of Incorporation of the Canada Exchange Subsidiary) for such Exchangeable Share (and such Common Stock shall be outstanding at the Effective Time for all purposes of this Agreement (including Section 1.02(d)) and (ii) the Redemption Dividend Amount (as defined in the Articles of Incorporation of the Canada Exchange Subsidiary) for such Exchangeable Share, which shall be payable to the holder thereof in accordance with Section 1.04. The aggregate amount of such Redemption Dividend Amounts shall be referred to herein as the “Canada Dividend Amount.”
1.07    Organizational Documents of the Surviving Corporation.
(a)    At the Effective Time and without any further action on the part of the Company or the Merger Sub, the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”), shall be amended and restated so as to read in its entirety as set forth in Annex A to Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with the provisions thereof and applicable Law.
(b)    At the Effective Time and without any further action on the part of the Company or the Merger Sub, the by‑laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the by‑laws of the Surviving Corporation (the “Surviving Corporation By‑Laws”), until thereafter amended as provided therein or by law.
1.08    Directors and Officers of the Surviving Corporation.
(a)    Unless otherwise determined by the Purchaser and communicated to the Company at least five (5) Business Days prior to the Closing Date, at the Effective Time, the directors of the Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation and shall hold office subject to the applicable provisions of the DGCL, the Surviving Corporation Charter and the Surviving Corporation By‑Laws. The Company shall have no obligation under this Section 1.08(a) other than as set forth in Section 7.13.
(b)    Unless otherwise determined by the Purchaser and communicated to the Company at least five (5) Business Days prior to the Closing Date, at the Effective Time, the officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation and shall hold office subject to the applicable provisions of the DGCL, the Surviving Corporation Charter and the Surviving Corporation By‑Laws. The Company shall have no obligation under this Section 1.08(b) other than as set forth in Section 7.13.
1.09    Further Assurances. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, rights, privileges, immunities, powers and franchises of the Company or any of its Subsidiaries, then the officers and directors of the Surviving Corporation, the Purchaser and the Merger Sub are fully authorized to take, and will take, all such lawful and necessary actions.
ARTICLE II

THE CLOSING
2.01    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP (“K&E”) located at 300 North LaSalle Street, Chicago, Illinois 60654, at 10:00 a.m. New York City time on the second (2nd) Business Day (or, at the sole election of the Company, notified to the Purchaser in writing at least three (3) Business Days prior to the Closing Date, on a date up to twelve (12) Business Days) following full satisfaction or, to the extent permitted by applicable Law, due waiver in writing by the applicable party of all of the closing conditions set forth in Article III (other than those to be satisfied at the Closing itself, but subject to their satisfaction at the Closing), or on such other date or at such other time or place as is mutually agreed by the Purchaser and the Company; provided, however, that notwithstanding the satisfaction or due waiver of all of the closing conditions set forth in Article III, neither the Purchaser nor the Merger Sub shall be obligated to effect the Closing prior to the second (2nd) Business Day following the final day of the Marketing Period or such earlier date as the Purchaser shall request on two (2) Business Days’ prior written notice to the Company (but subject in such case to the satisfaction or due waiver of all of the closing conditions set forth in Article III (other than those to be satisfied at the Closing itself, but subject to their satisfaction at the Closing)). The date of the Closing is referred to herein as the “Closing Date.”
2.02    The Closing Transactions. Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall consummate the following transactions (the “Closing Transactions”) on the Closing Date:
(a)    without duplication of the transfer required by Section 1.04, the Purchaser shall deliver to the Stockholder Representative (for the benefit of the Stockholders), the Merger Consideration (less any amounts contemplated to be paid through the payroll system of the Surviving Corporation pursuant to the proviso to Section 2.02(c)) by wire transfer of immediately available funds to the account or accounts designated by the Stockholder Representative to the Purchaser at least three (3) Business Days prior to the Closing Date;
(b)    promptly following receipt by the Stockholder Representative of such portion of the Merger Consideration pursuant to Section 2.02(a), the Company and the Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;
(c)    promptly following the later of (i) the Effective Time and (ii) the receipt by the Company from any Stockholder of the certificates representing such Stockholder’s shares of Company Stock, or an affidavit contemplated by Section 1.04(e), and a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and subject to Section 1.04, the Stockholder Representative shall pay to the Stockholder who submitted such Letter of Transmittal an amount equal to the portion of the Merger Consideration to which such Stockholder is entitled pursuant to Section 1.02 in respect of such shares of Company Stock; provided that if a Stockholder is an employee of the Surviving Corporation or any of its Subsidiaries on the Closing Date, the Purchaser shall cause the Surviving Corporation to make such payment to such Stockholder through the payroll system of the Surviving Corporation and its Subsidiaries promptly, but in any event within seven (7) days, after the Closing;
(d)    promptly following the Effective Time, the Purchaser shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of all Indebtedness set forth on the Closing Indebtedness Schedule, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;
(e)    the Purchaser, the Merger Sub, the Company and the Stockholder Representative shall make such other deliveries as are required by Article III hereof; and

(f)    promptly following the Effective Time, the Purchaser shall pay, or cause to be paid, on behalf of the Stockholders and the Company (as applicable), the Transaction Expenses, as set forth on the Transaction Expense Statement, by wire transfer of immediately available funds as directed by the Stockholder Representative at least two (2) Business Days prior to the Closing Date.
2.03    Required Withholding. Notwithstanding anything to the contrary in this Agreement, the Purchaser, the Surviving Corporation and the Stockholder Representative shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code or under any applicable provision of U.S. federal, state, or local Tax law, taking into account any applicable exemption under such law. To the extent such amounts are so deducted or withheld and paid to the appropriate taxing authority, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
2.04    Notices.
(a)    The Company and Onex shall use reasonable best efforts to take all action necessary (including through the exercise of, or by causing its controlled Affiliates to exercise, all available drag along, “bring along” and similar rights, in each case to their fullest extent) in accordance with this Agreement, the DGCL and the Company Organizational Documents to secure:
(i)    immediately after the execution and delivery of this Agreement (but no later than twenty‑four (24) hours thereafter), the execution and delivery by the holders of at least seventy-one percent (71%) of the issued and outstanding shares of Common Stock, the holders of at least eighty-seven percent (87%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least eighty-eight percent (88%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock of their written consent and agreement to (A) the irrevocable approval and adoption of this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby or thereby and (B) specified undertakings, representations, warranties, releases and waivers, in each case pursuant to a written consent, joinder, release and waiver in the form of Exhibit C attached hereto (the “Stockholder Consent”), which shall constitute all requisite approvals by any holders of Company Stock of this Agreement, the Merger and the other transactions contemplated hereby and thereby; and
(ii)    as promptly as practicable (but no later than 5:00 p.m. New York City time on the tenth (10th) Business Day) following the date hereof, the execution and delivery by holders of Company Stock (if any) that have not executed and delivered the Stockholder Consent and that, together with the holders of Company Stock that have executed and delivered the Stockholder Consent, constitute the holders of at least eighty-six percent (86%) of the issued and outstanding shares of Common

Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock of a joinder, release and waiver agreement in the form of Exhibit D attached hereto (the “Joinder and Waiver Agreement”).
The Company’s obligations pursuant to this Section 2.04(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Competing Proposal.
(b)    Promptly, but in no event later than the earlier of (i) twenty (20) Business Days after the date of the Stockholder Approval and (ii) the Business Day immediately preceding the Closing Date, the Company shall deliver notice, as well as any required information statement, to all holders of the Company Stock of the approval by the requisite number of holders of Company Stock of this Agreement, the Related Agreements to which the Company is or will be a party, the Merger and the other transactions contemplated hereby or thereby, pursuant to and in accordance with applicable Law, including Section 228(e) of the DGCL (the “Stockholder Notices”).
(c)    Promptly, but in no event later than the earlier of (i) twenty (20) Business Days after the date of the Stockholder Approval and (ii) the Business Day immediately preceding the Closing Date, the Company shall provide to each holder of Company Stock whose consent was not obtained a copy of the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for his, her or its shares of Company Stock pursuant to Section 262 of the DGCL along with such other information as required by Section 262 of the DGCL and applicable Law (the “Dissenter’s Right Notice”).
(d)    Without limiting the rights and remedies of the Purchaser or the Merger Sub, the Stockholder Notices and the Dissenter’s Right Notice, including any amendments or supplements thereto, shall be subject to prior review and comment by the Purchaser during a reasonable period prior to the deadlines contemplated by Sections 2.04(b) and 2.04(c), and the Company shall give due consideration to the Purchaser’s comments with respect thereto.
(e)    Each party shall provide to the other any information for inclusion in the preparation of the Stockholder Notices and the Dissenter’s Right Notice that may be required by applicable Law and that is reasonably requested by any other party.
ARTICLE III

CONDITIONS TO CLOSING
3.01    Conditions to the Purchaser’s and the Merger Sub’s Obligations. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Purchaser and the Merger Sub in writing) of the following conditions as of the Closing Date:
(a)    The representations and warranties of the Company:
(i)    set forth in the first two sentences of Section 4.01 (Organization and Organizational Power), the first two sentences of Sections 4.02(a) and 4.02(c) (Subsidiaries), Sections 4.03(a), 4.03(b)(i) and 4.03(c) (Authorization; No Breach; Valid and Binding Agreement), Section 4.04 (Capitalization), Section 4.06(a) (No MAE), Section 4.20 (Brokerage) and Section 4.22 (State Takeover Statutes) shall be true and correct as of the date hereof and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that address matters as of particular dates must only be so true and correct as of such dates);
(ii)    set forth in Article IV (other than those representations and warranties specified in Section 3.01(a)(i)) shall be true and correct (without giving effect to materiality, Material Adverse Effect or similar phrases in the representations and warranties) as of the date hereof and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that address matters as of particular dates must only be so true and correct as of such dates), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b)    The representations and warranties of Onex set forth in Article V shall be true and correct in all material respects (without giving effect to materiality or similar phrases in the representations and warranties) as of the date hereof and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that address matters as of particular dates must only be so true and correct as of such dates);
(c)    The Company shall have performed in all material respects all of the covenants and agreements that are required to be performed by it under this Agreement and each Related Agreement at or prior to the Closing;
(d)    Since the date hereof, there shall not have occurred any change, effect, event, occurrence, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(e)    The applicable waiting period under the HSR Act, if any, and the other applicable Antitrust Laws set forth on the Antitrust Conditions Schedule shall have expired or been terminated, and all other actions, nonactions, waivers, approvals, consents and clearances of (and filings and registrations with) any Governmental Entity under the applicable Antitrust Laws set forth on the Antitrust Conditions Schedule shall have been obtained or made or shall have occurred, as applicable;
(f)    No temporary restraining order, preliminary or permanent injunction or other judgment, decree, order or Law of a Governmental Entity shall be in effect which would prevent the performance of this Agreement or any Related Agreement or the consummation of any of the material transactions contemplated hereby or thereby, declare unlawful, prohibit or otherwise make illegal the transactions contemplated by this Agreement or any Related Agreement or cause such transactions to be rescinded;
(g)    The Company shall have delivered to the Purchaser and the Merger Sub each of the following:
(i)    a certificate of the Company, dated as of the Closing Date and signed on behalf of the Company by a duly authorized executive officer of the Company, stating that the conditions specified in Sections 3.01(a), 3.01(c) and 3.01(d) have been satisfied;
(ii)    an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii);
(iii)    copies of the consents, joinders, releases and waivers constituting the Stockholder Consent, executed and delivered by the holders of at least seventy-one percent (71%) of the issued and outstanding shares of Common Stock, the holders of at least eighty-seven percent (87%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least eighty-eight percent (88%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock;
(iv)    copies of the Joinder and Waiver Agreement executed and delivered by holders of Company Stock (if any) that have not executed and delivered the Stockholder Consent and that, together with the holders of Company Stock that have executed and delivered the Stockholder Consent, constitute the holders of at least eight-six percent (86%) of the issued and outstanding shares of Common Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock;
(v)    certified copies of resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and
(vi)    customary payoff letters from the applicable creditor for each item included in the Closing Indebtedness Schedule, evidencing the full amount of Indebtedness and other obligations due and owing to such creditor as of the Closing Date (which for the avoidance of doubt shall include the aggregate amount of all prepayment premiums, penalties or breakage costs that would arise upon prepayment of such Indebtedness on the Closing Date) and confirming release of any Liens securing such Indebtedness and other obligations once such amount is paid as of the Closing.
(h)    Onex shall have delivered to the Purchaser and the Merger Sub a certificate of Onex, dated as of the Closing Date and signed on behalf of Onex by a duly authorized executive officer of Onex, stating that the conditions specified in Section 3.01(b) have been satisfied.
If the Closing occurs, all closing conditions set forth in this Section 3.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Purchaser and the Merger Sub.
3.02    Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:
(a)    The representations and warranties of the Purchaser and the Merger Sub set forth in Article VI shall be true and correct in all material respects (without giving effect to materiality or similar phrases in the representations and warranties) as of the date hereof and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that address matters as of particular dates must only be so true and correct as of such dates);
(b)    The Purchaser and the Merger Sub shall have performed in all material respects all the covenants and agreements that are required to be performed by them under this Agreement at or prior to the Closing;
(c)    The applicable waiting period under the HSR Act, if any, and the other applicable Antitrust Laws set forth on the Antitrust Conditions Schedule shall have expired or been terminated, and all other actions, nonactions, waivers, clearances, consents and approvals of (and filings and registrations with) any Governmental Entity under the applicable Antitrust Laws set forth on the Antitrust Conditions Schedule shall have been obtained or made or shall have occurred, as applicable;

(d)    No temporary restraining order, preliminary or permanent injunction or other judgment, decree, order or Law of a Governmental Entity shall be in effect which would prevent the performance of this Agreement or any Related Agreement or the consummation of any of the material transactions contemplated hereby or thereby, declare unlawful, prohibit or otherwise make illegal the transactions contemplated by this Agreement or any Related Agreement or cause such transactions to be rescinded;
(e)    The Purchaser and the Merger Sub shall have delivered to the Company:
(i)    a certificate of the Purchaser, dated as of the Closing Date and signed on behalf of the Purchaser by a duly authorized executive officer of the Purchaser, stating that the conditions specified in Sections 3.02(a) and 3.02(b) have been satisfied;
(ii)    certified copies of resolutions of the requisite holders of the voting stock of the Merger Sub adopting this Agreement and approving the consummation of the transactions contemplated by this Agreement;
(iii)    certified copies of the resolutions duly adopted by the Purchaser’s board of directors (or its equivalent governing body) and the Merger Sub’s board of directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement;
(f)    The written consent of the holders of a majority of the shares of the Common Stock adopting this Agreement and approving the consummation of the transactions contemplated hereby (the “Stockholder Approval”) shall have been obtained.
If the Closing occurs, all closing conditions set forth in this Section 3.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company.
3.03    Frustration of Conditions. None of the Company, the Purchaser or the Merger Sub may rely on the failure of any condition set forth in Section 3.01 or 3.02, as applicable, to be satisfied to excuse it from its obligation to consummate the transactions contemplated by this Agreement if such failure was caused by such party’s Willful Breach of the covenants and agreements required to be performed by it under this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the Purchaser and the Merger Sub that the statements in this Article IV are true and correct as of the date of this Agreement, except as (i) set forth in the schedules accompanying this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”) (it being understood that disclosure in any section of the Disclosure Schedules shall apply only (A) to the representations and warranties in the corresponding Section of this Article IV or (B) to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another representation or warranty in this Article IV, to such other representation or warranty) or (ii) disclosed in the Company SEC Documents filed with the SEC pursuant to the Securities Act since December 31, 2012 and publicly available prior to the date that is two (2) Business Days prior to this Agreement (including exhibits thereto and other information incorporated herein but excluding any disclosure in the “Risk Factors,” “Forward Looking Statements” or other sections thereof that is cautionary, predictive or forward‑looking in nature).
4.01    Organization and Organizational Power.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all material requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its businesses as they are now being conducted. The Company is duly qualified in all material respects to do business in every jurisdiction in which its ownership, leasing and operation of property or the conduct of its business as it is now being conducted requires it to qualify.
(b)    The Company has made available to the Purchaser prior to the date hereof true and correct copies of the certificate of incorporation (and all certificates of designations, preferences and rights of the preferred stock issued and effective pursuant thereto) and by‑laws of the Company, each as currently in effect (collectively, the “Company Organizational Documents”). The Company is not in material violation of any provision of the Company Organizational Documents.
4.02    Subsidiaries.
(a)    The Subsidiaries Schedule sets forth a true and correct list of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing (or the equivalent thereof, as applicable) under the Laws of the jurisdiction of its incorporation or organization and (ii) has all requisite corporate or similar organizational power and authority necessary to own, lease and operate its properties and to carry on its businesses as it is now being conducted, in each case in all material respects. Each Subsidiary of the Company is qualified in all material respects to do business in every jurisdiction in which its ownership, leasing and operation of property or the conduct of business as it is now being conducted requires it to qualify.
(b)    The Company has made available to the Purchaser prior to the date hereof copies of the Subsidiary Organizational Documents of each non-wholly owned Subsidiary of the Company, which are true and correct in all respects. No Subsidiary of the Company is in material violation of any provision of any of its Subsidiary Organizational Documents.
(c)    Except as set forth on the Subsidiaries Schedule, the Company, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of one hundred percent (100%) of the equity interests of each of its Subsidiaries, in each case free and clear of all Liens (other than Permitted Liens). The Company does not have any direct or indirect Subsidiaries or own any equity securities or other voting or equity interests or securities convertible or exchangeable for equity securities or other voting or equity interests of any Person, other than the Persons set forth on the Subsidiaries Schedule. Each share of capital stock, limited liability company interest or other equity interest of each Subsidiary of the Company issued and outstanding has been duly authorized and validly issued, is, to the extent applicable, fully paid and nonassessable, and has not been issued in violation of, and is not subject to, any preemptive or subscription rights or rights of first refusal, in each case, which has been granted by such Subsidiary.
4.03    Authorization; No Breach; Valid and Binding Agreement.
(a)    The execution, delivery and performance by the Company of this Agreement and any Related Agreement to which it is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or any such Related Agreement, other than, with respect to the Merger, the Stockholder Approval. This Agreement and each Related Agreement to which the Company is a party have been duly executed and delivered by the Company and, assuming that this Agreement or such Related Agreement, as applicable, has been duly and validly authorized, executed and delivered by the other parties hereto or thereto, this Agreement and each such Related Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(b)    Except as set forth on the attached Authorization Schedule or the Antitrust Conditions Schedule and except for the applicable requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which the Company is a party does not and the consummation of the transactions contemplated hereby or thereby will not (i) conflict with or violate any Company Organizational Document, (ii) conflict with or violate the certificate of formation, certificate of incorporation, articles of incorporation, operating agreement, bylaws, or equivalent governing documents of any Subsidiary of the Company, each as currently in effect (collectively, the “Subsidiary Organizational Documents”), (iii) conflict with or result in any breach of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, require the consent or approval of any Person under, result in the termination of or a right of termination or cancellation under, result in or require any payment, result in the loss of any benefit, the granting of a license to another person or the acceleration of the performance required by, any Material Contract, material Leased Real Property lease or material insurance policy maintained by the Company or any of its Subsidiaries, (iv) result in the creation of any Lien upon any assets of the Company or its Subsidiaries, (v) require any authorization, consent, approval, exemption or other action by or notice to or filing with any court or other Governmental Entity, (vi) conflict with or violate any Law to which the Company or any of its Subsidiaries is subject, except in the cases of clauses (ii), (iii), (iv), (v) and (vi) as would not reasonably be expected to be, individually or in the aggregate, material to the Company.
(c)    This Agreement and the Merger have been unanimously approved by the board of directors of the Company. The Stockholder Approval, when executed and delivered, will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of capital stock of the Company necessary to approve and adopt, and consummate, this Agreement, the Related Agreements to which the Company is or will be a party, the Merger and the other transactions contemplated hereby or thereby, in each case in accordance with the Company Organizational Documents and applicable Law.
4.04    Capitalization. The entire authorized capital stock of the Company is set forth on the Capitalization Schedule. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or subscription rights or rights of first refusal or similar rights. As of the date hereof, except as set forth on the Capitalization Schedule, there are issued or outstanding (a) no equity securities of or other voting or equity interests in the Company, (b) no securities or other voting or equity interests of the Company or any of its Subsidiaries convertible into or exchangeable for equity securities of or other voting or equity interests in the Company or any of its Subsidiaries, (c) no options or other rights or Contracts or commitments of any kind to acquire from the Company or any of its Subsidiaries, and no obligations of the Company or any of its Subsidiaries to issue, transfer, grant or sell any equity securities of or other voting or equity interests in or securities convertible into or exchangeable for, equity securities or other voting or equity interests in the Company or any of its Subsidiaries, (d) no voting trusts, proxies or other similar Contracts or commitments to which the Company or any of its Subsidiaries is bound with respect to the voting of any equity securities of or other voting or equity interests in the Company or any of its Subsidiaries, (e) no phantom stock, profit participation or similar rights of or in the Company or any of its Subsidiaries and (f) no Contracts restricting the transfer of, or requiring the registration for sale of, equity securities of or other voting or equity interests in the Company or any of its Subsidiaries. Except as set forth on the Capitalization Schedule, (i) there are no declared and unpaid dividends in respect of any capital stock of the Company or any of its Subsidiaries and (ii) there are no Contracts or other obligations (contingent or otherwise) which require the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the capital stock or equity securities of the Company or any of its Subsidiaries.
4.05    Financial Statements.
(a)    The Financial Statements Schedule consists of: (i) the Company’s audited consolidated balance sheet as of each of December 31, 2014, December 31, 2013 and December 31, 2012 and the related audited consolidated statements of income, cash flows and stockholders’ equity, together with the notes thereto and the report of the independent auditor thereon, for the fiscal years of the Company and its Subsidiaries then ended (collectively, the “Audited Financial Statements”), and (ii) the Company’s unaudited consolidated balance sheet as of March 31, 2015 (the “Latest Balance Sheet”) and the related consolidated statements of income, cash flows and stockholders’ equity for the three (3)

month period then ended (collectively, the “Latest Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on the Financial Statements Schedule, the Financial Statements have been prepared in accordance with GAAP and present fairly in all material respects the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the times and for the periods referred to therein, subject in the case of the Latest Financial Statements to (x) the absence of footnote disclosures and (y) changes resulting from normal year‑end adjustments which are not material.
(b)    Neither the Company nor any of its Subsidiaries has any material liabilities or obligations (whether accrued, contingent, absolute or otherwise), other than liabilities and obligations (i) specifically included, reserved for or disclosed in the Latest Financial Statements, (ii) incurred in the Ordinary Course of Business since the date of the Latest Balance Sheet, (iii) disclosed or arising out of matters set forth in the the Financial Statements Schedule, (iv) under the executory portion of Contracts made available to the Purchaser prior to the date hereof or entered into after the date hereof in compliance with this Agreement (including Section 7.01) and made available to the Purchaser promptly thereafter (in each case, except to the extent such liabilities or obligations resulted or arose from any breach of or default under any such Contract) or (v) incurred directly in connection with this Agreement or the transactions contemplated hereby.
4.06    Absence of Certain Developments.
(a)    From the date of the Latest Balance Sheet to (and including) the date hereof, there has not occurred any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had a Material Adverse Effect.
(b)    Except as set forth on the Developments Schedule or except as expressly contemplated by this Agreement, from the date of the Latest Balance Sheet to (and including) the date hereof, the Company and its Subsidiaries have conducted their businesses, in all material respects, in the Ordinary Course of Business and neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time without the Purchaser’s consent, would constitute a breach or violation of Section 7.01(b).
4.07    Title to Properties.
(a)    Except as set forth on the Liens Schedule, the Company or its Subsidiaries owns good and valid title to, or holds pursuant to valid and enforceable leases, all of the tangible personal property shown to be owned or leased by it on the Latest Financial Statements, free and clear of all Liens, except for Permitted Liens.
(b)    The real property demised by the leases described on the attached Leased Real Property Schedule (the “Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on the Leased Real Property Schedule and except for Contracts entered into after the date hereof and not in violation of

Section 7.01, to the Company’s knowledge, the Leased Real Property leases are in full force and effect, enforceable in accordance with their terms against the Company or any of its Subsidiaries party thereto and, to the knowledge of the Company, the counterparties thereto, and the Company or its Subsidiaries holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights laws. The Company has delivered or made available to the Purchaser prior to the date hereof true and correct copies of each of the leases described on the Leased Real Property Schedule, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Purchaser prior to the date hereof (or, if entered into after the date hereof, made available to the Purchaser promptly thereafter), and except for renewals in the Ordinary Course of Business. To the Company’s knowledge, (i) neither the Company nor any of its Subsidiaries is in default in any material respect under any of such leases and (ii) neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has not been resolved and that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a material default with respect to any such lease.
(c)    The Owned Real Property Schedule sets forth the addresses of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”). With respect to each Owned Real Property, the Company or a Subsidiary of the Company has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, and to the Company’s knowledge, there are no existing, pending or threatened condemnation proceedings or similar actions relating to any material part of the Owned Real Property.
(d)    The Company has obtained all material Permits necessary for the present use and operation of each part of the Owned Real Property and, to the Company’s knowledge, the uses being made of such Owned Real Property are in conformity in all material respects with the certificate of occupancy and/or Permits for such Owned Real Property, and any other material restrictions, covenants or conditions affecting such Owned Real Property.
(e)    To the Company’s knowledge, the buildings and improvements on the Owned Real Property are in all material respects in operating condition and in a state of working maintenance and repair, ordinary wear and tear excepted and are in compliance in all material respects with all applicable building codes.
(f)    Each part of the Owned Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation, use and occupancy of such Owned Real Property as currently operated and used.
(g)    There are no rights of first refusal, options to purchase, purchase agreements, Contracts for deed or installment sale agreements in effect with respect to all or any part of the Owned Real Property.

(h)    The Real Property comprises all of the real property used by the Company and its Subsidiaries in connection with the business of the Company and its Subsidiaries.
4.08    Tax Matters. Except as set forth on the attached Taxes Schedule:
(a)    (i) The Company and its Subsidiaries have timely filed all material Tax Returns that they were required to file and such Tax Returns are true and correct, have been completed in accordance with applicable Law, and accurately set forth all items to the extent required to be reflected or included on such Tax Returns; (ii) the Company and its Subsidiaries have timely paid all material Taxes they are required to pay (whether or not shown to be due on such Tax Returns) and have withheld and paid over to the appropriate taxing authority all Taxes that they were required to withhold from amounts paid or owing to any employee, Stockholder, creditor, or other Third Party; (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency; and (iv) no material Tax deficiency is outstanding, assessed or proposed against the Company or any of its Subsidiaries and no audits or administrative or judicial proceedings are pending or being conducted with respect to a material amount of Taxes of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been notified of any material Tax deficiency or of any request for such an audit or proceeding, and, to the Company’s knowledge, there is no such deficiency, audit or proceeding being contemplated.
(b)    Neither the Company nor its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or §361.
(c)    Neither the Company nor its Subsidiaries is or has been a party to any “reportable transaction” as defined in Code §6707A and Regulation §1.6011‑4.
(d)    No written claim has been made within the past five (5) years by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.
(e)    Neither the Company nor any of its Subsidiaries is (i) a party to any Tax sharing, indemnification or allocation agreement (excluding any such agreement solely among the Company and/or any of its Subsidiaries), nor does the Company or any of its Subsidiaries owe any amount under any such agreement, (ii) has any material liability for the Taxes of any Person (other than the Company) under Treasury Regulation §1.1502‑6 (or any similar provision of state, local or non‑U.S. Law), as a transferee or successor, by Contract (excluding Contracts entered into in the ordinary course of business with respect to which Taxes are an ancillary matter), by operation of law or otherwise or (iii) a party to any joint venture, partnership or other arrangement that is or is required by applicable law to be treated as a partnership for Tax purposes.

(f)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non‑U.S. income Tax Law) entered into on or prior to the Closing Date, or (iv) a change in the method of accounting for a period ending prior to or including the Closing Date.
4.09    Contracts and Commitments.
(a)    Except as set forth on the attached Contracts Schedule, and except for agreements entered into by the Company or its Subsidiaries after the date hereof not in violation of Section 7.01, neither the Company nor any of its Subsidiaries is party to any:
(i)    collective bargaining agreement;
(ii)    material bonus, incentive, pension, employee profit sharing, retirement or other form of compensation plan, other than as described in Section 4.13 or the Employee Benefits Schedule (other than any such plan that is sponsored by or to which contributions are mandated by any Governmental Entity and other than standard offer letters and employment agreements in such jurisdictions where such offer letters and employment agreements are standard practice or required under applicable Law and other than Cash Bonus Plans);
(iii)    equity-based, equity purchase, option or similar plan, agreement or arrangement, other than an equity purchase or equity-based agreement with an employee that has been performed and, to the extent equity remains outstanding in connection therewith, is reflected on the Capitalization Schedule;
(iv)    Contract for the employment of any officer, director, individual employee or other person on a full‑time or consulting basis providing for base salary compensation in excess of $250,000 per annum (other than as described in Section 4.13 or the Employee Benefits Schedule, standard offer letters and employment agreements in such jurisdictions where such offer letters and employment agreements are standard practice or required under applicable Law and other than Cash Bonus Plans);
(v)    Contract relating to the incurrence of Indebtedness or to mortgaging, pledging or otherwise placing a Lien, except for Permitted Liens, on any material portion of the assets of the Company or any of its Subsidiaries;
(vi)    Contract under which the Company or any of its Subsidiaries guarantees any obligation for Indebtedness or makes any other material guaranty, except guarantees or other comfort letters by the Company or its Subsidiaries of the performance or obligations of the Company or any of its wholly owned Subsidiaries set forth in any Contract;
(vii)    Contract that relates to any material swap, derivative, hedging or similar arrangements;
(viii)    Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $1,000,000;
(ix)    Contract under which it is lessor of or permits any Third Party to hold or operate any property, real or personal, for which the annual rental exceeds $1,000,000;
(x)    Contract with any of the Company’s top thirty (30) customers, as measured by revenue received by the Company and its Subsidiaries during the 2014 fiscal year;
(xi)    Contract with any of the Company’s top fifteen (15) suppliers of products or services, as measured by amount spent by the Company and its Subsidiaries during the 2014 fiscal year;
(xii)    Contract relating to the disposition or acquisition of material assets (other than those assets disposed of or acquired in the Ordinary Course of Business) or a material business by the Company or any of its Subsidiaries, or to any material merger or business combination with respect to the Company or any of its Subsidiaries (or former Subsidiaries, to the extent the Contract was entered into while such Subsidiary was a Subsidiary), in each case (A) since January 1, 2013 or (B) that provides for any potential future earn‑out payments or other similar payments of deferred or contingent purchase price or, with respect to Contracts entered into during the preceding six (6) years, any material continuing indemnification obligations;
(xiii)    In‑License (other than of (i) commercially available off the shelf Software provided in “object code” format under standard commercially available terms, or (ii) Open Source Software);
(xiv)    Out‑License, other than non-exclusive licenses granted to customers in the Ordinary Course of Business to use the Company Products;
(xv)    Contract with any Third Party to develop or assign any material Intellectual Property, customize any Company Product or hold in escrow any Software the rights to which are included in Company Intellectual Property;
(xvi)    material partnership agreement, joint venture agreement or other similar Contract relating to the Company or any of its Subsidiaries, other than Contracts solely among the Company and its wholly owned Subsidiaries;

(xvii)    Contract imposing any material restriction on the right or ability of the Company or any of its Subsidiaries to (A) engage in any material line of business or compete with any other Person or in any geographic area, (B) acquire any product, asset or service from any other Person or (C) develop, sell, supply, distribute, offer, support or service any product, asset or technology to or for any other Person, other than, in the case of clause (A), customary limitations in In-License agreements with respect to the use of such licensed materials and site-based restrictions in client Contracts prohibiting the Company and its Subsidiaries from (1) co-locating work from a client competitor in the same Company site or (2) utilizing personnel of the Company and its Subsidiaries servicing such client to service any client competitor;
(xviii)    Contract (A) imposing on the Company or any of its Subsidiaries any material exclusivity or similar obligation, (B) imposing on any upstream Affiliate of the Company (including, following the Closing, the Purchaser and its Affiliates) (i) any material exclusivity or similar obligation or (ii) any “most favored nation” or similar obligation which would apply to the Purchaser or any of its Affiliates (other than the Company and its Affiliates) in France, Morocco or Brazil, (C) pursuant to which the Company or any of its Subsidiaries has granted any material right of first refusal or right of first offer or similar right to a Third Party, (D) between the Company or any of its Subsidiaries, on the one hand, and a Third Party, on the other hand, that limits or purports to limit in any material respect the ability of the Company or any of its Subsidiaries to sell, license, transfer, pledge or otherwise dispose of any business or material assets or (E) that requires the Company or any of its Subsidiaries to “take or pay” with respect to the purchase of any goods or services, other than, in the case of clause (D), customary limitations in In-License agreements with respect to the use of such licensed materials and site-based restrictions in client Contracts prohibiting the Company and its Subsidiaries from (1) co-locating work from a client competitor in the same Company site or (2) utilizing personnel of the Company and its Subsidiaries servicing such client to service any client competitor; or
(xix)    Contract pursuant to which the Company or any of its Subsidiaries has undertaken a capital expenditure commitment in excess of $1,000,000 that was not completed prior to the date of the Latest Balance Sheet.
(b)    Each Contract that is (or is required to have been) set forth in the Contracts Schedule is referred to herein as a “Material Contract”. True and correct copies of all Material Contracts, as amended and in effect, have been made available to the Purchaser and the Merger Sub prior to the date hereof (or, if entered into after the date hereof, made available to the Purchaser promptly thereafter).
(c)    Neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party thereto, is in any material violation, breach or default (with or without the giving of notice or the lapse of time or both) under any Material Contract, and each such Material Contract is valid, binding and enforceable in accordance with its terms against the Company and its Subsidiaries, as applicable, and, to the Company’s knowledge, each other party thereto, and is in full force and effect, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Except as set forth on the Contracts Schedule, neither the Company nor any of its Subsidiaries has provided or received any written notice of intention to terminate any Material Contract.
4.10    Intellectual Property.
(a)    Registered Intellectual Property and Material Software. Section (a) of the Intellectual Property Schedule sets forth as of the date hereof a true and correct (i) list of all Company Registered Intellectual Property and material Software the rights to which are included in Company Intellectual Property; and, for each item of Company Registered Intellectual Property, provides: (1) the application or registration number, (2) filing date, and (3) applicable filing jurisdiction; and (ii) description of any currently pending proceedings or actions (excluding any ordinary course office proceedings (other than inter partes proceedings or other proceedings involving Third Parties) or non-final office actions before the United States Patent and Trademark Office or equivalent authority anywhere in the world, with respect to the prosecution of any pending application) before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party and in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property. All Company Registered Intellectual Property is subsisting, all Company Registered Intellectual Property that consists of federal, national, or international trademark registrations for “SITEL” in the United States, the European Union and its member countries, or any other jurisdiction where the validity or enforceability of the “SITEL” trademarks registrations is material to the business of Company or is Subsidiaries, is valid and enforceable and, to the Company’s knowledge, all other Company Registered Intellectual Property is valid and enforceable.
(b)    Title to Intellectual Property. The Company or a Subsidiary thereof is the sole and exclusive owner of all right, title and interest in and to each item of material Company Intellectual Property, including such Intellectual Property set forth on Section (a) of the Intellectual Property Schedule, free and clear of any Liens (other than Permitted Liens).
(c)    No Infringement. The operation of the business of the Company and each of its Subsidiaries, including the design, development, use, import, advertising, promotion, marketing, manufacture, sale, offer for sale and provision of any Company Product, does not infringe, misappropriate or violate, and has not infringed, misappropriated or otherwise violated in the six (6) years prior to the date hereof, any Third Party’s Intellectual Property or moral rights, or constitute unfair competition or unfair trade practices under any Law in a manner that is or would reasonably be expected to be material either to the Company or any of its Subsidiaries or to the business of the Company or any of its Subsidiaries. Since December 31, 2012, no Person has claimed (including by means of invitations to license or similar notices) to the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened to the Company or any of its Subsidiaries in writing to claim, that such operation infringes, violates or misappropriates any Intellectual Property or moral rights of any Third Party or constitutes unfair competition or unfair trade practices under any Law (or sought indemnification therefor). To the Company’s knowledge, since December 31, 2012, no Third Party has infringed, misappropriated or violated any Company Intellectual Property.
(d)    Proprietary Information Agreements. All Persons involved in the creation, invention or development of any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed a valid and enforceable written assignment of all such Intellectual Property to the Company or one of its Subsidiaries, except where such written assignment is not required under Law in order to vest ownership of such Intellectual Property in the Company or one of its Subsidiaries. Since December 31, 2012, no Third Party has made claim to the Company or any of its Subsidiaries, or threatened to the Company or any of its Subsidiaries in writing to make claim to, rights to any Company Intellectual Property in connection with any work done by such Person for such Third Party.
(e)    Confidentiality and Security Measures. The Company and each of its Subsidiaries has taken reasonable steps to protect: (i) the confidentiality of its material Trade Secrets and any Third Party’s Trade Secrets provided to the Company or its Subsidiaries subject to confidentiality obligations; (ii) the confidentiality, integrity and security of the IT Systems from viruses, contaminants, malfunctions, failures or service lapses and other security breaches; and (iii) the Personal Data in the IT Systems, or in the computer systems of Third Parties holding such Personal Data on behalf of the Company or any of its Subsidiaries, from material illegal or unauthorized collection, use or disclosure by Third Parties. To the Company’s knowledge, there have been no material unauthorized intrusions or breaches of the security of the IT Systems.
(f)    Open Source Software. Other than as set forth on Section (f) of the Intellectual Property Schedule, the Company and its Subsidiaries have not used, combined with, linked to or distributed Open Source Software or any Software derived therefrom in a manner that would, with respect to any Software the rights to which are included in Company Intellectual Property (i) require disclosure or distribution of such Software in source code form; (ii) require the licensing of such Software for the purpose of making derivative works thereof; (iii) impose any restriction on the consideration to be charged for the distribution of such Software; or (iv) otherwise subject such Software or the rights therein to the terms of the license that is applicable to such Open Source Software. The Company and each of its Subsidiaries are, in all material respects, in compliance with the applicable licenses for any Open Source Software.
(g)    Data Protection and Privacy.
(i)    The Company’s and its Subsidiaries’ collection, use, recording, storage, transfer, disclosure and disposal of Personal Data is and, at all times since December 31, 2012, has been (A) compliant with all applicable privacy policies, terms of use and public statements of the Company or any Subsidiary regarding the Company’s and its Subsidiaries’ collection, storage, use, transfer, disclosure, or other processing of Personal Data; (B) in compliance with all privacy, data protection and other applicable Laws in all material respects and (C) consistent in all material respects with the authorizations given by the relevant individual natural persons. There are no claims pending or, to the Company’s knowledge, threatened in writing, against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries has failed to comply with any of the foregoing clauses (A) – (C). There has been no actual, or written allegation made to the Company or any of its Subsidiaries of, (and in the case of Personal Data held on behalf of the Company by Third Parties, material) loss, theft, unauthorized disclosure of, or unauthorized access to, any Personal Data while held by or on behalf of the Company or any of its Subsidiaries.
(ii)    The transactions contemplated by this Agreement will not result in the Company nor any of its Subsidiaries being in breach of any applicable privacy Laws or the privacy policies of the Company or any of its Subsidiaries.
4.11    Litigation. Except as set forth on the attached Litigation Schedule, there is no material suit, litigation, arbitration, investigation, action or proceeding pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any of its or their properties, assets or businesses, at law or in equity, or before or by any Governmental Entity or arbitrator, and neither the Company nor any of its Subsidiaries, nor any of its or their properties, assets or businesses, is subject to any material outstanding judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator.
4.12    Governmental Consents, etc. Except for the applicable requirements of the HSR Act or as set forth on the Antitrust Conditions Schedule or the Governmental Consents Schedule, the Company is not required to submit any notice, declaration, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or any Related Agreement or the consummation of the transactions contemplated hereby or thereby, except for those that if not submitted would not, individually or in the aggregate, be material to the Company and its Subsidiaries. Except for the applicable requirements of the HSR Act and the DGCL and except as set forth on the attached Antitrust Conditions Schedule or the Governmental Consents Schedule, no Permit, consent, approval or authorization of any Governmental Entity is required in connection with any of the execution, delivery or performance by the Company of this Agreement and any Related Agreement to which the Company is a party or the consummation by the Company of any transaction contemplated hereby or thereby, except where the failure to obtain such Permit, consent, approval or authorization would not, individually or in the aggregate, be material to the Company and its Subsidiaries.
4.13    Employee Benefit Plans.
(a)    The attached Employee Benefits Schedule sets forth a list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each other material employee benefit plan, program, policy or agreement (including retirement, widows’, dependents’ and disability pensions, old-age part-time, retention payment, profit-

sharing, deferred compensation, incentive compensation, equity-based compensation, severance, change of control, termination plans or agreements and other material employee benefit agreements or material plans relating to retirement, death, disability, deferred compensation, medical benefits, jubilee/anniversary payments or loans) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of the Company’s or any of its Subsidiaries’ current or former Employees or Independent Contractors, other than any Foreign Plan or any Mandated Plan (each, a “Plan” and collectively, the “Plans”); provided, however, that the Employee Benefits Schedule is not required to include any Cash Bonus Plans, offer letters or employment agreements with Employees or Independent Contractors with annual base salary or base wages of less than $200,000, except for any Employee who is (i) at the Vice President employment level or above and (ii) entitled to severance or other notice benefits that are materially more beneficial than those severance or notice benefits required under applicable Law. With respect to each Plan required to be set forth on the Employee Benefits Schedule, the Company has made available to the Purchaser prior to the date hereof (or, if entered into after the date hereof, made available to the Purchaser promptly thereafter), to the extent applicable, true and complete copies of (i) the most recent plan and trust documents and any amendments thereto, or summary of the plan to the extent not in writing, (ii) the most recent summary Plan description, (iii) the most recent determination letter received from the Internal Revenue Service, and (iv) the most recent Form 5500 annual report as filed.
(b)    Each of the Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination or prototype opinion letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Plan. In all material respects, the Plans comply in form, administration and operation with their terms and with the requirements of the Code and ERISA and other applicable Laws.
(c)    With respect to the Plans and the Foreign Plans, all material contributions and premium payments (including in respect of pension guarantee funds) required by the terms of a Plan, a Foreign Plan or applicable Law have been timely made or, to the extent not yet due, have been properly accrued in accordance with GAAP. Neither the Company nor any of its Subsidiaries has, or has within the six (6) years prior to the date hereof had, an obligation to contribute to or any liability with respect to (i) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA or (iii) “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has an obligation to contribute to or any liability with respect to any “multiemployer plan” in the United Kingdom as defined under applicable Law in the United Kingdom.
(d)    Except as set forth on the Employee Benefits Schedule, the consummation of the transactions contemplated by this Agreement, whether alone or in combination with any other event, will not accelerate the time of payment or vesting or increase the amount of compensation or benefits due under any Plan or Foreign Plan. None of the transactions contemplated by this Agreement, whether alone or in combination with any other event, will result in any excess parachute payment giving rise to an excise tax under Section 4999 of the Code or a lost deduction under Section 280G of the Code. No employee, director or consultant is entitled to be grossed up or otherwise reimbursed or made whole by the Company or any of its Subsidiaries for any Taxes that may arise pursuant to Sections 409A, 4999 and 280G of the Code.
(e)    No Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or, to the Company’s knowledge, any other Governmental Entity, nor is any such audit or investigation pending or, to the knowledge of the Company, threatened.
(f)    Each material employee benefit plan, program, policy or agreement (including retirement, widows’, dependents’ and disability pensions, old‑age part‑time, retention payment, profit‑sharing, deferred compensation, incentive compensation, equity-based compensation, severance, change of control, termination plans or agreements and other material employee benefit agreements or plans relating to retirement, death, disability, deferred compensation, medical benefits, jubilee/anniversary payments or loans) maintained by the Company or any of its Subsidiaries primarily for current or former Employees or Independent Contractors of the Company or any of its Subsidiaries located outside of the United States (other than any such plan (each, a “Mandated Plan”) that is sponsored by or to which contributions are mandated by any Governmental Entity and other than standard offer letters and employment agreements in such jurisdictions where such offer letters and employment agreements are standard practice or required under applicable Law) (each, a “Foreign Plan”) has been maintained, funded and administered in all material respects in accordance with its terms and the requirements of applicable Law and, to the extent no funding is required, adequate accruals have been made in the Financial Statements as required under GAAP. To the Company’s knowledge, Section 4.13(f) sets forth a true and correct list of each Foreign Plan (other than any Cash Bonus Plan or offer letters or employment agreements with Employees or Independent Contractors with annual base salary of less than $200,000 except for any Employee who is (i) at the Vice President employment level or above and (ii) is entitled to severance or other notice benefits that are materially more beneficial than those severance or notice benefits required under applicable Law). The Company has made available to the Purchaser prior to the date hereof (or, if entered into after the date hereof, made available to the Purchaser promptly thereafter) true and complete copies of each such Foreign Plan and, to the extent applicable, of the most recent actuarial reports concerning the obligations under such Foreign Plans.
4.14    Insurance. The attached Insurance Schedule lists each material insurance policy maintained by the Company or any of its Subsidiaries for the policy year in effect as of the date hereof. Neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policy and, to the Company’s knowledge, each such insurance policy is in full force and effect. No premiums are past due and no notice of cancelation or termination has been received by the Company or any of its Subsidiaries with respect to any such policy. Except as set forth on the Insurance Schedule, (a) the Company has not made any claim under any such policy during the one (1) year period prior to the date of this Agreement with respect to which an insurer has questioned, denied or disputed coverage and (b) no insurer has threatened in writing to cancel any such policy.
4.15    Compliance with Laws. Except as otherwise set forth on the attached Compliance with Laws Schedule or Litigation Schedule, the Company and each of its Subsidiaries are, and since December 31, 2012 have been, in compliance with all applicable Laws in all material respects. All approvals, filings, permits, registrations, exemptions, consents, accreditations and licenses of Governmental Entities (collectively, “Permits”) required to lawfully conduct the business of the Company and each of its Subsidiaries and to lease, own and operate their respective properties and assets are in the possession of the Company or one of its Subsidiaries, are in full force and effect and are being complied with, except for such Permits the failure of which to possess or be in compliance with would not, individually or in the aggregate, be material to the Company and its Subsidiaries. Except as otherwise set forth on the attached Compliance with Laws Schedule or Litigation Schedule, there is, and since December 31, 2012 has been, no material investigation, proceeding or disciplinary action currently pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries by a Governmental Entity. Notwithstanding the foregoing, no representations and warranties are being made under this Section 4.15 with respect to Taxes and employee benefits.
4.16    FCPA; Sanctions.
(a)    Except as otherwise set forth on the attached Compliance with Laws Schedule, during the preceding five (5) years, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors and officers, agents or employees or other person acting on behalf of the Company, has violated in any material respect the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), or made a material violation of any other applicable anticorruption or anti‑bribery law (collectively with the FCPA, the “Anticorruption Laws”). The Company and its Subsidiaries have instituted and maintained (and continue to maintain) policies, procedures, and internal controls reasonably designed to promote compliance with all applicable Anticorruption Laws.
(b)    The Company and its Subsidiaries are currently in compliance in all material respects with all, and at all times during the preceding five (5) years have been in compliance in all material respects with all, and have not engaged in any conduct sanctionable under any, applicable Sanctions Laws, and there are not now, nor have there been during the preceding give (5) years, any proceedings, allegations, investigations, or inquiries pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any officer or director of the Company or any of its Subsidiaries concerning violations or potential violations of, or conduct sanctionable under, any Sanctions Law. The Company and its Subsidiaries have instituted and maintained (and continue to maintain) policies, procedures and internal controls reasonably designed to promote compliance with all applicable Sanctions Laws.

(c)    Neither the Company nor any of its Subsidiaries, and no member of the board of directors, officer, or managing director of the Company or any of its Subsidiaries, is a Sanctioned Person. No Stockholder is a Sanctioned Person, nor, to the Company’s knowledge, does any Sanctioned Person or group of Sanctioned Persons beneficially own more than five percent (5%) of any Stockholder. To the Company’s knowledge, no Stockholder will use any portion of the Merger Consideration in any manner that results in a violation of Sanctions Laws by any party to this Agreement.
(d)    Neither the Company nor any of its Subsidiaries has, since December 31, 2012, directly or indirectly, had any transactions with or investments in any Sanctioned Person or Sanctioned Country.
(e)    Neither the Company nor any of its Subsidiaries has any obligation, plan, or commitment to engage in or complete any transaction with or investment in any Sanctioned Person or Sanctioned Country in the future.
4.17    Environmental Matters. Except as set forth in the attached Environmental Schedule:
(a)    The Company and its Subsidiaries since December 31, 2012 have been and are in material compliance with all applicable Environmental Requirements.
(b)    The Company and its Subsidiaries since December 31, 2012 have obtained and possess all material permits, licenses and other authorizations required under Environmental Requirements for the operations of the Company and its Subsidiaries and since December 31, 2012 have been and are in material compliance with such permits, licenses and other authorizations.
(c)    Neither the Company nor any Subsidiary thereof has received, since December 31, 2012, any written notice of material violation of or notice of material liability arising under, Environmental Requirements, the subject of which is unresolved.
(d)    There are no material suits or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, pursuant to Environmental Requirements.
(e)    Neither the Company nor any of its Subsidiaries is subject to any material judgment, order or decree of any Governmental Entity that is outstanding and was issued pursuant to Environmental Requirements.
(f)    To the Company’s knowledge, there are no conditions or circumstances, including the Release or presence of or exposure to any Hazardous Substances, reasonably expected to result in material liabilities or obligations to, or requirements for notification, investigation or remediation by, the Company or any of its Subsidiaries pursuant to Environmental Laws.

(g)    The Company has made available to the Purchaser prior to the date hereof (or, if entered into after the date hereof, made available to the Purchaser promptly thereafter), all material environmental, health or safety assessments, audits, investigations, and sampling or similar reports in its or any of its Subsidiaries’ possession, including any such documents relating to the Release or presence of or exposure to Hazardous Substances.
4.18    Affiliated Transactions. Except (a) as set forth on the attached Affiliated Transactions Schedule and (b) Contracts that relate to employment and labor matters and are set forth on the attached Contracts Schedule, Employee Schedule or Employee Benefits Schedule, (x) no officer, director or Affiliate of the Company or, to the Company’s knowledge, any individual in such officer’s or director’s immediate family or any of such officer’s or director’s Affiliates is a party to any Contract with the Company or any of its Subsidiaries or has any material interest in any property or asset owned or used by the Company or any of its Subsidiaries, other than Contracts solely between or among the Company and any of its wholly owned Subsidiaries and (y) no officer, director or Affiliate of any of the Company’s Subsidiaries or, to the Company’s knowledge, any individual in such officer’s or director’s immediate family or any of such officer’s or director’s Affiliates is a party to any material Contract with the Company or any of its Subsidiaries or has any material interest in any property or asset owned or used by the Company or any of its Subsidiaries, other than Contracts solely between or among the Company and any of its wholly owned Subsidiaries. Except as set forth on the Affiliated Transactions Schedule, no officer of the Company or any of its Subsidiaries is employed by, or is a member of the board of directors (or any committee thereof) of, Onex, Onex Corporation or any of their respective Subsidiaries or Affiliates (other than the Company and its Subsidiaries).
4.19    Employees.
(a)    Section (a) of the Employee Schedule contains, as of the date hereof, a true and complete list of all employees who are at an employment level of Vice President or above, prepared on an anonymous basis, indicating their functions, date of commencement of their employment and annual gross base salaries.
(b)    Section (b)(i) of the Employee Schedule lists, as of the date hereof, each collective bargaining, works council or other material labor union contract covering any employee, officer, director or consultant of the Company or any of its Subsidiaries (the “Collective Labor Agreements”). Except as set forth in Section (b)(ii) of the Employee Schedule, (i) neither the Company nor any of its Subsidiaries has experienced any material labor strike or other material collective bargaining dispute or had any material grievance or material unfair labor practice complaint filed against it within the past two (2) years nor are any such complaints pending before, or to the knowledge of the Company threatened by, the National Labor Relations Board or any similar state, local or foreign Governmental Entity and (ii) to the Company’s knowledge, no organizational campaign is presently being made or threatened by or on behalf of any labor union with respect to employees of either the Company or any of its Subsidiaries. The Company has made available to the Purchaser prior to the date hereof (or, if entered into after the date hereof, made available to the

Purchaser promptly thereafter), true and complete copies of each such Collective Labor Agreement.
(c)    The Company has performed all necessary actions to satisfy all consultation, notification, approval or other similar obligations that were required to be satisfied on or prior to the date of this Agreement under each applicable Collective Labor Agreement or applicable Laws.
(d)    Except as set forth in Section (d) of the Employee Schedule, neither the Company nor any of its Subsidiaries is subject to any restriction as to the closure, downsizing or restructuring of its workforce or its business operations, except for any restrictions under mandatory law or Collective Labor Agreement. Neither the Company nor any of its Subsidiaries has experienced a “plant closing,” “business closing,” “mass layoff,” or “collective dismissal” as defined in applicable Laws that has not been performed in full, nor has the Company or any of its Subsidiaries announced or commenced any future “plant closing,” “business closing,” “mass layoff,” or “collective dismissal”.
(e)    Except as set forth on the Litigation Schedule and the Compliance with Laws Schedule, the Company and its Subsidiaries are, and since December 31, 2012, have been in all material respects in compliance with all applicable Laws and any contractual obligation relating to labor and employment, including those relating to labor management relations, wages, worker classification, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and classification of employees and independent contractors for Tax purposes. Except as set forth on the Litigation Schedule and the Compliance with Laws Schedule, neither the Company nor any of its Subsidiaries has since December 31, 2012 received any notice of any failure to comply in any material respect with such Laws or is, to the Company’s knowledge, under investigation or audit by a Governmental Entity with respect to a purported failure to comply.
4.20    Brokerage. Except for fees and expenses of the Persons listed on the attached Brokerage Schedule, there are no obligations owed for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company or any of its Affiliates for which the Purchaser, the Merger Sub, the Company or the Surviving Corporation would be liable following the Closing.
4.21    Company SEC Reports; Internal Controls. Since December 31, 2012, the Company has timely filed or furnished, as applicable, with the SEC all Company SEC Documents, all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, the date of the last such amendment or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes‑Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes‑Oxley Act”). None of the Company SEC Documents filed by the Company with the SEC since such date, including any financial statements or schedules included or incorporated by reference therein, at the time filed or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since December 31, 2012 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, (a) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and (b) none of the Company SEC Documents is, to the Company’s knowledge, the subject of ongoing SEC review. The Company has prior to the date of this Agreement furnished or made available to the Purchaser true and correct copies of all comment letters from the SEC since December 31, 2012 with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available prior to the date of this Agreement on EDGAR.
4.22    State Takeover Statutes. The board of directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL (including Section 203 of the DGCL) or any other applicable Law do not apply to the Merger and the other transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti‑takeover Law or any anti‑takeover provision in the Company Organizational Documents or, to the extent applicable, Subsidiary Organizational Documents, will, at the Effective Time, prevent the Merger or the other transactions contemplated by this Agreement.
4.23    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (including the certificate of the Company delivered by the Company with respect to the representations and warranties set forth in this Article IV), the Purchaser acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to the Purchaser; provided that this Section 4.23 shall not be interpreted to waive any rights that the Purchaser or the Merger Sub have with respect to recovery for breaches of express representations and warranties in this Article IV. Neither the Company nor any other Person will have or be subject to any liability to the Purchaser or any other Person resulting from the distribution to the Purchaser, or its Affiliates and representatives, or the Purchaser’s, or its Affiliates’ and representatives’, use of, any information other than that contained in the representations and warranties contained in this Article IV (including the certificate of the Company delivered by the Company with respect to the representations and warranties set forth in this Article IV), including any information, documents, projections, forecasts or other material made available to the Purchaser or its representatives in certain “data rooms” or management presentations or otherwise in expectation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the recovery of the Purchaser or the liability of the Company or any of its Affiliates or any Stockholder in the event of actual fraud, except as expressly set forth in Sections 9.03(c) and 9.03(d).

ARTICLE V
Onex represents and warrants to the Purchaser and the Merger Sub that the statements in this Article V are true and correct as of the date of this Agreement:
5.01    Organization and Organizational Power. Onex is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.
5.02    Authorization. The execution, delivery and performance by Onex of this Agreement and any Related Agreement to which it is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite action on the part of Onex, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement or any such Related Agreement. This Agreement and each Related Agreement to which Onex is a party have been duly executed and delivered by Onex and, assuming that this Agreement or such Related Agreement, as applicable, has been duly and validly authorized, executed and delivered by the other parties hereto or thereto, this Agreement and each such Related Agreement constitutes a valid and binding obligation of Onex, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. No other vote of the holders of any class or series of capital stock of Onex is required to adopt this Agreement and approve the transactions contemplated hereby.
5.03    No Violation. Onex is not subject to or obligated under (a) its certificate or articles of incorporation or formation or its bylaws (or similar organizational documents), (b) any applicable Law of any Governmental Entity, or (c) any material agreement or instrument, or any license, franchise or permit, in each case which would be breached or violated in any respect by Onex’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except in the case of clauses (b) and (c) as has not and would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Onex to consummate the transactions contemplated hereby.
5.04    Governmental Consents. Except for the applicable requirements of the HSR Act or as set forth on the Antitrust Conditions Schedule, Onex is not required to submit any notice, declaration, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for those that if not submitted would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Onex to consummate the transactions contemplated hereby. Except for the applicable requirements of the HSR Act and except as set forth on the Antitrust Conditions Schedule, no Permit, consent, approval or authorization of any Governmental Entity is required in connection with its execution, delivery and performance of this Agreement and any Related Agreement to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for those that if not obtained would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Onex to consummate the transactions contemplated hereby.

5.05    Litigation. There is no suit, litigation, arbitration, claim, investigation, action or proceeding pending or, to Onex’s knowledge, threatened against Onex at law or in equity, or before or by any Governmental Entity or arbitrator, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Onex to consummate the transactions contemplated hereby. Onex is not subject to any outstanding judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Onex to consummate the transactions contemplated hereby.
5.06    Brokerage. Except for fees and expenses of the Persons listed on the attached Brokerage Schedule, there are no obligations owed for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Onex or any of its Affiliates for which the Purchaser, the Merger Sub, the Company or the Surviving Corporation would be liable following the Closing.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER AND THE MERGER SUB
The Purchaser and the Merger Sub represent and warrant to the Company that the statements in this Article VI are true and correct as of the date of this Agreement:
6.01    Organization and Organizational Power. The Purchaser is a société anonyme duly organized, validly existing and in good standing under the Laws of Luxembourg, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Merger Sub is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.
6.02    Authorization. The execution, delivery and performance by each of the Purchaser and the Merger Sub of this Agreement and any Related Agreement to which it is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all requisite action on the part of the Purchaser and Merger Sub, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement or any such Related Agreement. This Agreement and each Related Agreement to which the Purchaser and the Merger Sub are parties have been duly executed and delivered by the Purchaser and the Merger Sub and, assuming that this Agreement or such Related Agreement, as applicable, has been duly and validly authorized, executed and delivered by the other parties hereto or thereto, this Agreement and each such Related Agreement constitutes a valid and binding obligation of each of the Purchaser and the Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. No other vote of the holders of any class or series of capital stock of the Purchaser or the Merger Sub is required to adopt this Agreement and approve the transactions contemplated hereby.

6.03    No Violation. Neither of the Purchaser or the Merger Sub is subject to or obligated under (a) its certificate or articles of incorporation or formation or its bylaws (or similar organizational documents), (b) any applicable Law of any Governmental Entity, or (c) any material agreement or instrument, or any license, franchise or permit, in each case which would be breached or violated in any respect by either of the Purchaser’s or the Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except in the case of clauses (b) and (c) as has not and would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Purchaser or the Merger Sub to consummate the transactions contemplated hereby.
6.04    Governmental Consents. Except for the applicable requirements of the HSR Act or as set forth on the Antitrust Conditions Schedule, neither of the Purchaser nor the Merger Sub is required to submit any notice, declaration, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for those that if not submitted would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Purchaser or the Merger Sub to consummate the transactions contemplated hereby. Except for the applicable requirements of the HSR Act and the DGCL and except as set forth on the Antitrust Conditions Schedule, no Permit, consent, approval or authorization of any Governmental Entity is required in connection with its execution, delivery and performance of this Agreement and any Related Agreement to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for those that if not obtained would not reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Purchaser or the Merger Sub to consummate the transactions contemplated hereby.
6.05    Litigation. There is no suit, litigation, arbitration, claim, investigation, action or proceeding pending or, to either of the Purchaser’s or the Merger Sub’s knowledge, threatened against either of the Purchaser or the Merger Sub at law or in equity, or before or by any Governmental Entity or arbitrator, that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Purchaser or the Merger Sub to consummate the transactions contemplated hereby. Neither of the Purchaser or the Merger Sub is subject to any outstanding judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Purchaser or the Merger Sub to consummate the transactions contemplated hereby.
6.06    Brokerage. There are no obligations owed for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of either of the Purchaser or the Merger Sub or any of their Affiliates for which the Company, the Stockholders, the Stockholder Representative or the Surviving Corporation would be liable following the Closing.
6.07    Merger Sub. The Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  Prior to the date hereof, the Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.  The Merger Sub is a wholly owned Subsidiary of the Purchaser.
6.08    Financing.
(a)    The Purchaser has received and accepted executed commitment letters dated July 10, 2015 (the “Debt Commitment Letters”) from Société Générale, SG Americas Securities, LLC, BNP Paribas and BNP Paribas Securities Corp, relating to the commitment of the Lenders party thereto to provide, subject to the terms and conditions thereof, the full amount of the debt financing stated therein (the “Debt Financing”). The Purchaser has also received and accepted an executed commitment letter dated July 10, 2015 (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Commitment Letters”) from the Creadev, a French société par actions simplifiée (the “Investor”), relating to the commitment by the Investor to provide or cause to be provided, subject to the terms and conditions thereof, equity financing in an aggregate amount of $400,000,000 (the “Equity Financing” and together with the Debt Financing, the “Financing”).
(b)    On or prior to the date hereof, the Purchaser has delivered to the Company true and correct copies of the executed Equity Commitment Letter and Debt Commitment Letters as in effect on the date hereof (including, the exhibits and annexes thereto), and any fee letters (the “Fee Letters”) related thereto (with only fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions (none of which would adversely affect the amount or availability of the Debt Financing), redacted).
(c)    Except as set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Investor to provide the Equity Financing or the Lenders to provide the Debt Financing or any contingencies. Other than the Debt Commitment Letters and the Fee Letters, there are no side letters or other agreements, contracts or arrangements (except for customary engagement letters) that would increase the conditionality or reduce the amount of the Debt Financing.
(d)    Assuming the satisfaction of the conditions in Section 3.01, the Debt Financing, when funded in accordance with the Debt Commitment Letters, and the Equity Financing, when funded in accordance with the Equity Commitment Letter, together with available cash on hand (taking into account any restrictions on use and costs of repatriation), will provide Purchaser with cash proceeds on the Closing Date in an amount sufficient to pay any amounts required to be paid pursuant to Article II, including the payment of the Merger Consideration, and to pay related fees and expenses.
(e)    Assuming the satisfaction of the conditions in Section 3.01, as of the date hereof, (i) to the knowledge of the Purchaser, there is no fact or occurrence that would cause the conditions to funding of the Equity Financing or Debt Financing not to be satisfied at or before the Closing, and (ii) Purchaser has no reason to believe that the commitments under the Commitment Letters will not be funded on the Closing Date.

(f)    As of the date hereof, the Commitment Letters are valid, binding and enforceable against the Purchaser, and to the Purchaser’s knowledge, the other parties thereto, in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and are in full force and effect, and assuming the accuracy of the Company’s representations and warranties contained in Article IV, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of the Purchaser under the terms and conditions of the Commitment Letters. As of the date hereof, neither the Equity Commitment Letter nor any Debt Commitment Letter nor Fee Letter has been amended, restated or otherwise modified or waived, and the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded. Purchaser has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof and is entitled to enforce such agreement solely to the extent expressly provided therein.
(g)    In no event shall the receipt or availability of any funds or financing by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of the Purchaser’s or the Merger Sub’s obligations hereunder.
6.09    Solvency. Assuming (i) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, (ii) the Company has complied in all material respects with its obligations under this Agreement and (iii) the accuracy of Section 4.05, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Purchaser and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 6.09, “Solvent” means, with respect to Purchaser and its Subsidiaries, taken as a whole, that:
(a)    The fair value of the assets of the Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities, subordinated, contingent or otherwise, of the Purchaser and its Subsidiaries, taken as a whole;
(b)    Purchaser and its Subsidiaries, taken as a whole, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and
(c)    Purchaser and its Subsidiaries, taken as a whole, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.
ARTICLE VII
COVENANTS OF THE COMPANY
7.01    Conduct of the Business.

(a)    From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the businesses of its Subsidiaries in the Ordinary Course of Business and use commercially reasonable efforts to maintain and preserve intact the Company’s and its Subsidiaries’ organization, businesses, assets and relationships, in each case except (A) as set forth on the Conduct of Business Schedule attached hereto, (B) as otherwise expressly permitted by this Agreement, (C) as required by Law, (D) as expressly required by a Contract, Plan or Foreign Plan (1) as in effect as of the date of this Agreement and, if material, made available to the Purchaser prior to the date hereof or (2) entered into after the date hereof in compliance with this Agreement (including this Section 7.01) and, if material, made available to the Purchaser promptly thereafter or (E) as consented to in writing by the Purchaser or the Merger Sub (which consent will not be unreasonably withheld, conditioned or delayed); provided that, the foregoing notwithstanding, (x) the Company and its Subsidiaries may use all available cash to repay any Indebtedness or pay Transaction Expenses on or prior to the Closing Date and (y) the Company’s and its Subsidiaries’ failure to take any action prohibited by Section 7.01(b) shall not be a breach of this Section 7.01(a) if the Company requested the Purchaser’s consent to take such action and such consent was not given.
(b)    From the date hereof until the Effective Time, except (A) as set forth on the Conduct of Business Schedule attached hereto, (B) as otherwise expressly permitted by this Agreement, (C) as required by Law, (D) as expressly required by a Contract, Plan or Foreign Plan (1) as in effect as of the date of this Agreement and, if material, made available to the Purchaser prior to the date hereof or (2) entered into after the date hereof in compliance with this Agreement (including this Section 7.01) and, if material, made available to the Purchaser promptly thereafter or (E) as consented to in writing by the Purchaser or the Merger Sub (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall not and shall cause its Subsidiaries not to:
(i)    issue, sell, grant or deliver any units or shares of its or its Subsidiaries’ equity securities or settled or otherwise based upon the value of its or its Subsidiaries’ equity securities or issue, sell, grant or deliver any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any units or shares of its or its Subsidiaries’ equity securities, other than a grant of Restricted Shares required by an agreement entered prior to the date hereof in accordance with its terms as of the date hereof and other than issuances by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company;
(ii)    redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except for purchases, redemptions or other acquisitions of Company Stock or Restricted Shares required in connection with the forfeiture, exercise or vesting of any Restricted Shares outstanding on the date of this Agreement and reflected on the Capitalization Schedule, other than redemptions and repurchases by any Subsidiary of the Company of shares, rights, warrants or options held by the Company or any Subsidiary of the Company;

(iii)    declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock or other equity interests, other than dividends and distributions paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company;
(iv)    incur, assume, guarantee, prepay or otherwise become liable for any additional Indebtedness, except for Indebtedness, not in excess of $30,000,000 in the aggregate, that is (A) incurred in the Ordinary Course of Business to the extent necessary for ordinary course working capital purposes consistent with past practice, (B) to fund amounts set forth on the Capital Expenditures Schedule or (C) for borrowed money incurred pursuant to contracts as in effect as of the date of this Agreement and disclosed in clause (b)(iv) of the Conduct of Business Schedule (it being understood that representatives of the Company and the Purchaser shall discuss by teleconference, on a weekly basis, the Indebtedness of the Company and its Subsidiaries and any changes thereto during the preceding week or anticipated in the following week);
(v)    (A) amend or modify in any material respect any Contract with respect to Indebtedness of the Company or any of its Subsidiaries or (B) amend or modify or enter into or terminate any swap, derivative, hedging or similar arrangements or any Contract with respect thereto;
(vi)    amend its or its Subsidiaries’ certificate or articles of formation or incorporation, operating agreement, bylaws, or equivalent governing documents;
(vii)    sell, assign, transfer, lease, sublease, license, sublicense, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any of its properties or assets (other than Intellectual Property), except (A) sales, leases, rentals and licenses in the Ordinary Course of Business, (B) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (C) transfers among the Company and its wholly owned Subsidiaries;
(viii)    (A) acquire by merger or consolidation with, or merge or consolidate with, or purchase or otherwise acquire any equity interests or business of, any Person, or (B) other than in the Ordinary Course of Business, purchase or otherwise acquire any assets of any Person;
(ix)    other than non‑exclusive licenses to customers to use the Company Products granted in the Ordinary Course of Business, (A) sell, license or otherwise assign or convey to any Third Party any right in or to any material Company Intellectual Property, or (B) fail to renew, abandon, cancel, let lapse, fail to continue to prosecute or defend, mortgage, pledge or otherwise encumber or otherwise dispose of any Company Registered Intellectual Property (other than any such actions with respect to Company Registered Intellectual Property that is not material to the

Company or its Subsidiaries and where the Company determines in its reasonable business judgment that such action is desirable in the conduct of its business) or other material Company Intellectual Property;
(x)    make any investment in, or any loan to, any other Person (other than to the Company or one of its wholly owned Subsidiaries;
(xi)    make any capital expenditures, except (x) in the Ordinary Course of Business and not in excess of $500,000 individually or $3,000,000 in the aggregate or commitments therefor, or (y) for such capital expenditures or commitments therefor that are reflected in the Company’s or its Subsidiaries’ current budget set forth in the Capital Expenditures Schedule (in amounts no greater than those set forth in such budget);
(xii)    (A) materially increase the compensation or benefits payable or available or that may become payable or available, grant any severance, termination or retention pay, or pay or award any pension, retirement allowance or other material incentive awards, to any current or former Employee or Independent Contractor, except for any increase in compensation (1) required by Law or by the terms of any Plan, Foreign Plan or Mandated Plan as in effect on the date hereof or (2) in the Ordinary Course of Business (provided, that in no event shall the aggregate increases in compensation and benefits made in the Ordinary Course of Business with respect to all Employees and Independent Contractors exceed by greater than two percent (2%) the aggregate compensation and benefits provided to all Employees and Independent Contractors as of the date of this Agreement), (B) enter into any employment agreement (other than an “at will” agreement that may be terminated by the Company or a Subsidiary without cost or penalty) with any Employee with base salary exceeding $200,000 (other than standard offer letters and employment agreements in jurisdictions where such offer letters and employment agreements are standard practice or required under applicable Law), or (C) establish, adopt, enter into or materially amend any Plan, Collective Labor Agreement, Foreign Plan or Mandated Plan other than as permitted by the exceptions to the foregoing clauses (A) and (B) or required by Law or by the terms of any Plan, Foreign Plan or Mandated Plan as in effect on the date hereof or in the Ordinary Course of Business; provided that in no event shall the aggregate increase in cost or liability to the Company with respect to any new, modified or amended Plan, Foreign Plan or Mandated Plan made in the Ordinary Course of Business exceed by greater than two percent (2%) the aggregate cost or liability under all Plans, Foreign Plans or Mandated Plans as of the date of this Agreement, but excluding from such two percent (2%) determination any increase in costs or liabilities with respect to such Plan, Foreign Plan or Mandated Plan associated with any increase in employee headcount due to any planned expansion of the Company’s businesses.
(xiii)    (A) terminate the employment of any Employee whose base compensation is $200,000 or higher, except for terminations for cause in the Ordinary

Course of Business or (B) hire any Employee or engage the services of any Independent Contractor whose starting base compensation is $200,000 or higher or (C) promote any Employee who is not currently a Vice President or Country Manager to a position of Vice President or Country Manager;
(xiv)    make or forgive any loan to, or enter into any other transaction (other than with respect to the matters addressed in the foregoing clause (xii)) with, any of its Employees or Independent Contractors, in each case outside the Ordinary Course of Business;
(xv)    enter into, modify, terminate, extend or amend (other than extensions of business with existing clients) in any material respect, or relinquish any material right under, any Material Contract or any other Contract that, if entered into prior to the date hereof, would constitute a Material Contract, in each case except in the Ordinary Course of Business or (without limiting clause (xi)) in connection with the projects set forth on the Capital Expenditures Schedule;
(xvi)    commence or settle any action, claim, lawsuit or proceeding (a) relating to labor or employment for an amount in excess of $125,000 or (b) relating to any other matter (other than non-litigation commercial claims by customers under contracts as in effect as of the date of this Agreement) for an amount in excess of $150,000, which when aggregated with all previous settlements under this clause (b), would exceed $1,500,000;
(xvii)    except as required by GAAP, change in any material respect its accounting policies or practices;
(xviii)    change in any material respect its policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in the Ordinary Course of Business;
(xix)    split, combine or reclassify any of its capital stock, voting securities or other equity interests;
(xx)    enter into any new material line of business;
(xxi)    materially change any insurance coverage, other than in the Ordinary Course of Business or to the extent required in connection with a renewal;
(xxii)    enter into any contract or arrangement with, or purchase, acquire or lease any material property, goods or services from, or sell, transfer or lease any material property or services to, any director or officer of the Company or any of its Subsidiaries, or any of their respective Affiliates (other than payment to such directors and officers of compensation in the Ordinary Course of Business);

(xxiii)    make or change any Tax election, adopt or change any Tax accounting method, enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or file any amended Tax Return (unless a different treatment of any item is required by Law), in each case, if such action would have the effect of materially increasing the Tax liability of the Company or its Subsidiaries;
(xxiv)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); or
(xxv)    agree to take or make any commitment to take any of the actions prohibited by this Section 7.01(b).
7.02    Access to Books and Records. Notwithstanding anything to the contrary in Section 8.07, from the date hereof until the Effective Time, the Company shall provide the Purchaser and its authorized representatives (the “Purchaser’s Representatives”) with reasonable access during normal business hours and upon reasonable notice, at the Purchaser’s expense, to the offices, properties, senior executives, employees, contracts, books and records of the Company and its Subsidiaries and shall promptly furnish to the Purchaser and the Purchaser’s Representatives all other information concerning its business, properties and personnel as the Purchaser may reasonably request, in each case in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Company and its Subsidiaries; provided that, notwithstanding the foregoing, (a) such access does not unreasonably interfere with the normal operations of the Company or its Subsidiaries, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement and (c) nothing herein shall require the Company to provide access to, or to disclose any information to, the Purchaser if such access or disclosure would be reasonably likely to (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii)  waive any legal privilege or (iii) be in violation of applicable Law (including the HSR Act and other Antitrust Laws) or the provisions of any agreement to which the Company or any of its Subsidiaries is a party; provided, further, that the Company shall promptly notify the Purchaser of the fact that it is withholding any such access or information and thereafter shall cooperate with the Purchaser and use commercially reasonable efforts to cause such access or information to be provided to the Purchaser and the Purchaser’s Representatives in a manner that would not reasonably be expected to cause any such competitive harm (including by entering in to a “clean team” or similar agreement), result in any such waiver of legal privilege (including by entering into a common interest or joint defense agreement) or violate any such Law or the provisions of any such agreement. The Purchaser acknowledges that the Purchaser is and remains bound by the Confidentiality Agreement, between the Purchaser and the Company dated March 9, 2015 (the “Confidentiality Agreement”). The access and information provided pursuant to this Section 7.02 shall not (i) limit or otherwise affect any rights or remedies available to the Purchaser or (ii) be deemed to amend or supplement the Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant.
7.03    Regulatory Filings. The Company shall make or cause to be made as promptly as reasonably practicable all filings and submissions, if any, required of the Company under all Antitrust Laws or other Laws applicable to the Company for the consummation of the transactions contemplated herein, including those set forth on the Antitrust Conditions Schedule. The Company shall coordinate and cooperate with the Purchaser in exchanging such information and providing such assistance as the Purchaser may reasonably request in connection with all of the foregoing. The Company shall promptly comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities. The Company shall exercise its reasonable best efforts to (i) obtain prior to the Outside Date such actions, nonactions, waivers, approvals, consents and clearances as may be necessary, proper or advisable under any Antitrust Laws and any other Laws applicable to the Company for the consummation of the transactions contemplated herein, and (ii) prevent the entry of any order or other Law in any suit, claim, action, investigation or proceeding brought by any Governmental Entity that would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. In addition, the Company shall (1) give the Purchaser prompt notice of the commencement or written threat of commencement of any suit, claim, action, investigation or proceeding by or before any Governmental Entity with respect to the transactions contemplated herein, (2) keep the Purchaser informed as to the status of any such suit, claim, action, investigation, proceeding or threat, and (3) promptly inform the Purchaser of any material communication to or from any Governmental Entity regarding the transactions contemplated herein. Except as may be prohibited by any Governmental Entity, the Company will consult and cooperate with the Purchaser, and will obtain the Purchaser’s prior consent, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to a Governmental Entity in connection with any suit, claim, action, investigation or proceeding under or relating to any Antitrust Law or other Law applicable to the Company for the consummation of the transactions contemplated herein. Except as may be prohibited by any Governmental Entity, the Company will permit authorized representatives of the Purchaser to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such legal proceeding. The Company shall assist and cooperate with the Purchaser at the Purchaser’s reasonable request in the Purchaser’s preparing and filing of all documents required to be submitted by the Purchaser or its Affiliates to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any Governmental Entity or Third Party consents, waivers, authorizations or approvals which may be required to be obtained by the Purchaser or its Affiliates in connection with the transactions contemplated hereby (which assistance and cooperation shall include timely furnishing to the Purchaser all information concerning the Company and/or its Affiliates that counsel to the Purchaser reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval), but subject to the exceptions set forth in the proviso of Section 7.02. The Purchaser shall be responsible for one hundred percent (100%) of all fees, expenses or other payments in order to obtain any consents or approvals or to give notices in connection with the transactions contemplated hereby, including any filing fees under the HSR Act, other Antitrust

Laws and all other Laws or regulations applicable to the Purchaser or the Company for the consummation of the transactions contemplated herein, except as otherwise provided in Section 7.16. The Company shall not, without the written consent of the Purchaser, which shall not be unreasonably conditioned, delayed or withheld, “pull‑and‑refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action with respect to any filing made with any Governmental Entity under any Antitrust Law or other Law applicable to the Company for the consummation of the transactions contemplated herein, without prior written approval from the Purchaser, which shall not be unreasonably conditioned, delayed or withheld.
7.04    Conditions. The Company shall use commercially reasonable efforts to cause the conditions set forth in Section 3.01 to be satisfied prior to the Outside Date; provided that (without limiting the obligations in Section 7.03) none of the Company, Stockholder Representative nor the Stockholders shall be required (a) to expend any funds to obtain any consent from any Governmental Entity required under Section 3.01 or any other Person or to remedy any breach of any representation or warranty hereunder, (b) to commence any litigation or arbitration proceeding, (c) to offer or grant or otherwise provide any accommodation (financial or otherwise) to any Person, or (d) to provide financing to the Purchaser for the consummation of the transactions contemplated hereby.
7.05    Works Council Cooperation. The Company will, and will cause each of its Subsidiaries to, use their respective reasonable best efforts to satisfy their obligations with respect to any works council (including the European works council), economic committee, union or similar body, including all notifications and consultations and other processes (including meetings with any such body), necessary to effectuate the transactions contemplated by this Agreement, which will include any required notifications and consultations. Each of the Company and the Purchaser will, and will cause its Affiliates to, render full good faith cooperation to the other in providing in due time all information required by Law or reasonably requested by applicable works councils, labor unions and employee representatives with respect to (i) the Purchaser and its Affiliates, (ii) the sale of the Company and its Subsidiaries, (iii)  the material consequences of the transaction to the Employees and (iv) the compensation and benefits to be provided to Employees following the Closing. Each of the Company and the Purchaser shall, and shall cause its Affiliates to, render full good faith cooperation to the other, in each case in any negotiations with works councils or unions or employee representatives that are required or initiated to accomplish the transactions contemplated by this Agreement.
7.06    Payoff Letters; Notes Redemptions.
(a)    The Company shall use commercially reasonable efforts to deliver to the Purchaser payoff letters in form and substance reasonably satisfactory to the Purchaser from the holders of Indebtedness set forth on the Closing Indebtedness Schedule on or prior to the Closing Date, specifying the payoff amounts required to fully satisfy all such obligations, and to make arrangements for such holders of Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, all related Lien releases to the Purchaser as soon as practicable after the Closing.
(b)    Subject to Section 7.06(c) and Section 7.06(d), if requested by the Purchaser in writing and to the extent permitted by the Existing Indentures, the Company shall use its commercially reasonable efforts to (i) issue notices of optional redemption (the “Redemption Notices”) for the outstanding principal amounts of the notes thereunder or (ii) take actions that are reasonably necessary for the satisfaction, discharge and/or defeasance of such notes, and shall redeem or satisfy, discharge and/or defease, as applicable, such notes at the Closing (the “Notes Redemptions”); provided that to the extent that any action described in clause (i) or (ii) can be conditioned on the occurrence of the Closing, it will be so conditioned, and, prior to the Company being required to take any of the actions described in clause (ii) above, the Purchaser shall deposit with the trustees under the Existing Indentures the amounts sufficient to effect such redemption, satisfaction, discharge and/or defeasance (and in the event of any loss with respect to the funds deposited with the trustees, or delay of the anticipated Closing, the Purchaser shall deposit additional funds sufficient to satisfy such redemption, satisfaction, discharge and/or defeasance, as applicable).
(c)    The Purchaser shall prepare all necessary and appropriate documentation in connection with the Notes Redemptions, including the Redemption Notices, as applicable. Each of the Company and the Purchaser shall, and shall use its commercially reasonable efforts to cause its representatives to, provide cooperation reasonably requested by the other in the preparation of any Redemption Notices. All notices to the trustee and mailings to the holders of the notes under the Existing Indentures in connection with the Notes Redemptions shall be subject to the prior review and approval of, and comment by, the Company. Without limiting the foregoing, the Company shall, or shall cause its counsel to, furnish legal opinions in customary form and scope relating to the Company and required by the Existing Indentures in connection with any Notes Redemptions.
(d)    The Purchaser shall immediately, upon request by the Company, reimburse the Company for all costs and expenses (including attorneys’ fees) incurred by any of the Company, its Subsidiaries, the Stockholders and their respective Affiliates and representatives in connection with the Notes Redemptions and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and representatives from and against any and all losses, damages, costs and expenses suffered or incurred by any of them in connection with the Notes Redemptions to the fullest extent permitted by applicable Law; except in the event any such losses, damages, costs or expenses arose out of or result from the fraud or intentional misrepresentation of the Company, its Subsidiaries or their respective Affiliates and representatives.
7.07    Exclusive Dealing.
(a)    During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 10.01, except as provided in this Section 7.07, the Company shall not take, and shall cause its Subsidiaries and representatives not to take, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Purchaser and the Purchaser’s Representatives) concerning any purchase of the Common Stock or any merger, sale of substantially all of the assets of the Company and its Subsidiaries or similar transactions involving the Company (other than assets sold in the Ordinary Course of Business).
(b)    During the period from the date of this Agreement but ending upon the Stockholder Approval or the earlier termination of this Agreement pursuant to Section 10.01, the Company or its board of directors, directly or indirectly through its representatives, may (i) furnish nonpublic information to any Third Party making a Competing Proposal (provided, however, that prior to so furnishing such information, the Company has entered into a customary confidentiality agreement with such Third Party), and (ii) engage in discussions or negotiations with such Third Party with respect to the Competing Proposal, in each case if: (x) such Third Party has submitted a bona fide written Competing Proposal that did not result from a material breach of this Section 7.07 and that the board of directors of the Company, or any duly authorized committee thereof, determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the board of directors of the Company, or any duly authorized committee thereof, determines in good faith, after consultation with legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Prior to taking any of the actions referred to in this Section 7.07(b), the Company shall notify Purchaser that it proposes to furnish non‑public information and/or enter into discussions or negotiations as provided in this Section 7.07(b).
(c)    Except as expressly permitted by this Section 7.07(c), neither the board of directors of the Company nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Purchaser or Merger Sub, the Company Recommendation; or (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal (any of the actions described in clauses (i) and (ii) of this Section 7.07(c), an “Adverse Recommendation Change”); or (iii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement) with respect to any Competing Proposal. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Stockholder Approval, the board of directors of the Company shall be permitted to effect an Adverse Recommendation Change, if the board of directors of the Company determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.
(d)    The Company shall not be entitled to effect an Adverse Recommendation Change as permitted under Section 7.07(c) with respect to a Superior Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Purchaser and Merger Sub that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action (including the identity of the Third Party and providing copies of all proposed definitive documents), (ii) during the three (3) Business Day period following Purchaser’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its representatives to, negotiate with Purchaser and Merger Sub in good faith (to the extent Purchaser and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the three (3) Business Day period, the board of directors of the Company shall have determined in good faith, after consultation with its legal and financial advisors and taking into account any changes to this Agreement proposed in writing by Purchaser and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 7.07(d); provided, however, that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period.
(e)    For the avoidance of doubt, notwithstanding anything to the contrary set forth in this Agreement, following the Stockholder Approval, (i) neither the Company nor the board of directors of the Company, directly or through its representatives, may provide any information to a Third Party as contemplated under Section 7.07(b) and (ii) neither the board of directors of the Company nor any committee thereof shall make an Adverse Recommendation Change.
7.08    Notification.
(a)    From the date hereof until the Closing Date, if the Company becomes aware of (i) any variance from the representations and warranties contained in Article IV that would cause the condition set forth in Section 3.01(a) not to be satisfied, or (ii) any breach of any covenant or agreement of the Company set forth in this Agreement that would cause the condition set forth in Section 3.01(c) not to be satisfied or (iii) any change, effect, event, occurrence, state of facts or development that would cause the condition set forth in Section 3.01(d) not to be satisfied, the Company shall, as soon as reasonably practicable, disclose to the Purchaser in writing such variance, breach, change, effect, event, occurrence, state of facts or development.
(b)    From the date hereof until the Closing Date, the Company shall, as soon as reasonably practicable, make available to the Purchaser a copy of (i) any written notice received by the Company or any of its Subsidiaries from any Third Party alleging that the consent of such Third Party is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (ii) any written notice received by the Company or any of its Subsidiaries from any customer, supplier, vendor, licensor, licensee or other business partner to the effect that such customer, supplier, vendor, licensor, licensee or other business partner is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of any of the Merger or the other transactions contemplated by this Agreement, (iii) any written notice between any Governmental Entity and the Company or any of its Subsidiaries in connection with the Merger or the other transactions contemplated by this Agreement and (iv) any material suits, actions, proceedings or investigations commenced or, to the Company’s knowledge, threatened that relate to the consummation of this Agreement or the transactions contemplated hereby, including the Merger.
(c)    The delivery of any notice or the making of any disclosure pursuant to this Section 7.08 shall not (i) limit or otherwise affect any rights or remedies available to the Purchaser or (ii) be deemed to amend or supplement the Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant. The failure to deliver any notice or make any disclosure pursuant to Section 7.08(a)(i) shall be deemed a breach of the representation or warranty to which such notice or disclosure relates hereunder and shall in no event be deemed a breach of a covenant or agreement.
7.09    Cooperation with Financing.
(a)    Prior to the Closing, the Company shall use and shall cause its Subsidiaries to use their respective reasonable best efforts to provide to the Purchaser, in each case at the Purchaser’s sole cost and expense, cooperation reasonably requested in connection with the Debt Financing, including as follows:
(i)    promptly providing the Lenders and their respective agents with (A) all financial statements, pro forma financial statements and other information regarding the Company and its Subsidiaries required to be delivered pursuant to paragraphs 5, 6 and 10 of Exhibit D to of the Debt Commitment Letters or is otherwise necessary to satisfy the conditions in connection with the Debt Financing and (B) customary letters to the Lenders authorizing the distribution of information to prospective lenders which may include customary representations to the Lenders that such information does not contain a material misstatement or omission and does not contain material non-public information with respect to the Company, its Affiliates or any of its or their respective securities for purposes of any applicable securities Laws (provided that such letters shall exculpate the Company and its Subsidiaries from any liability related to the use or misuse of such information by such prospective lenders) (collectively, the “Required Information”),
(ii)    causing the senior officers of the Company and its Subsidiaries to participate in a reasonable number of meetings, presentations, due diligence sessions (or other sessions with prospective lenders, investors and rating agencies), drafting sessions, sessions with rating agencies or other syndication activities,
(iii)    (A) reasonably assisting with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, legal opinions, officers certificates and other definitive financing and closing documents as may be necessary and customary in connection with a financing substantially similar to the Debt Financing, provided that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Closing, and (B) to the extent reasonably requested at least ten (10) Business Days prior to the Closing Date, providing the documentation and other information concerning the Company and its Subsidiaries required by bank regulatory authorities under applicable “know‑your‑customer” and anti‑money laundering rules and regulations, including the Patriot Act (in each case, to the extent necessary to satisfy the condition in paragraph 7 of Exhibit D to the Debt Commitment Letters),
(iv)    reasonably cooperating with the Lenders and their respective agents’ due diligence, to the extent not unreasonably interfering with the business of the Company, provided, however, that, notwithstanding anything in this Agreement to the contrary, the Company, its Subsidiaries and their respective Affiliates and representatives shall not (v) be required to execute and deliver or enter into any certificate, instrument, agreement or other document in connection with the Debt Financing, including any solvency certificate, that would be effective prior to the Closing Date, (w) be required to cooperate or assist to the extent that a director, officer or employee of the Company or any of its Affiliates or representatives is reasonably likely to incur, by providing such cooperation or assistance, any personal financial liability that will not be repaid or reimbursed in full by the Purchaser, (x) be required to pay any commitment or other similar fee or incur any liability in connection with the Debt Financing prior to the Closing, (y) have any liability (contingent or otherwise) under any loan agreement or any related document or any other agreement or document related to the Debt Financing which is not contingent on the Closing (other than the authorization letters described above) or (z) be required to waive or amend any terms of the Agreement.
(b)    Purchaser shall immediately, upon request by the Company, reimburse the Company for all costs and expenses (including attorneys’ fees) incurred by any of the Company, its Subsidiaries, the Stockholders and their respective Affiliates and representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.09 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and representatives from and against any and all losses, damages, costs and expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith to the fullest extent permitted by applicable Law, except in the event any such losses, damages, costs or expenses arose out of or result from the fraud or intentional misrepresentation of the Company, its Subsidiaries or their respective Affiliates and representatives. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner permitted by the Confidentiality Agreement and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything herein to the contrary, the obligations of the Company set forth in this Section 7.09 are the sole obligations of the Stockholders, the Company and their Affiliates and representatives with respect to the Debt Financing. Notwithstanding anything in this Section 7.09 to the contrary, prior to the Closing, the Company, its Subsidiaries and their

Affiliates and representatives shall not be required to deliver or cause the delivery of (A) any legal opinions, (B) any accountants’ comfort letters or reliance letters, (C) any solvency certificates or opinions (except as expressly contemplated in clause (c) of Section 7.09(a)) or (D) any approvals by the Company’s or its Subsidiaries’ board of directors, in each case in connection with Purchaser’s arrangement of any debt financing. All information provided by the Company or any of its representatives pursuant to this Section 7.09 shall be kept confidential in accordance with the Confidentiality Agreement, except that the Purchaser shall be permitted to disclose such information to the Lenders, other potential lenders and rating agencies in accordance with the terms of the Debt Commitment Letters, subject to customary confidentiality undertakings by the Lenders, other lenders and rating agencies and potential lenders similar to those in the Confidentiality Agreement.
7.10    Stockholder Litigation. The Company shall promptly notify the Purchaser of any claims or threatened claims of the type described in Section 9.02(a)(v)and shall keep the Purchaser reasonably informed regarding any such claims or threatened claims. Without limiting Section 7.01(b)(xvi), the Company (a) shall give the Purchaser the opportunity, at the Purchaser’s sole cost and expense, to participate in the defense or settlement of any such stockholder litigation, (b) shall give due consideration to the Purchaser’s advice with respect to such stockholder litigation and (c) shall not, except with the prior written consent of the Purchaser, which shall not be unreasonably withheld, make any payment with respect to such litigation or settle or offer to settle any such litigation. For the avoidance of doubt, any expenses incurred by the Purchaser pursuant to this Section 7.10 shall be the sole responsibility of the Purchaser and shall not be considered a Loss for purposes of indemnification.
7.11    Third Party Consents. The Company shall use commercially reasonable efforts to promptly obtain such written consents, waivers, approvals and authorizations of Third Parties, give notices to Third Parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, in each case to the extent set forth on the Authorization Schedule and marked with an “*” thereon or otherwise reasonably requested by the Purchaser, to enable the Surviving Corporation and its Subsidiaries to continue to carry on the business of the Company and its Subsidiaries immediately after the Effective Time and to keep in full force and effect, preserve all rights and benefits under, and avoid the breach, violation of or termination of any Contract to which the Company or any of its Subsidiaries is a party; provided that the failure to obtain any such consent, waiver, approval or authorization prior to the Closing Date shall not prevent the consummation of the transactions contemplated hereby. The Company will (a) consult with the Purchaser beforehand regarding the process for seeking such consents, waivers, approvals and authorizations, giving such notices and taking such other actions, (b) provide the Purchaser with a reasonable opportunity to review and comment in advance on the forms of all such consent requests and notices and (c) give due consideration to all comments thereto made by the Purchaser. Without limiting Section 7.01(b)(xv), the Company and its Affiliates shall not be required or permitted to amend or modify any material terms of any Contract in order to obtain any required consent, waiver, approval or authorization.

7.12    Termination of Affiliated Transactions. Unless notified otherwise by the Purchaser prior to twenty (20) days before the anticipated Closing Date, the Company shall terminate or cause to be terminated all Contracts marked with an “*” set forth in the Affiliated Transactions Schedule and any other Contracts set forth (or required to be set forth, or would have been required to be set forth if such Contract were (i) material or (ii) entered into prior to the date hereof) on the Affiliated Transaction Schedule reasonably requested by the Purchaser prior to twenty (20) days before the anticipated Closing Date (including any provisions of such Contracts that purport to survive any such termination), including sending all required notices, such that each such contract shall be of no further force or effect as of the Effective Time, in each case without any remaining liability of any kind on the part of the Company, any of its Subsidiaries or the Purchaser as a result of or in connection with such termination or such Contract (other than Transaction Expenses); provided that with respect to the foregoing such Contracts (a) that are reasonably requested by the Purchaser prior to twenty (20) days before the anticipated Closing Date but are not marked with an “*” set forth in the Affiliated Transactions Schedule and (b) the termination of which requires the consent of Persons that are not controlled, directly or indirectly, by the Company, Onex, Onex Corporation, or any of their respective directors, officers or employees (other than individuals who are (x) not officers or directors of the Company and (y) affiliated with Onex, Onex Corporation or the Company solely as a result of their capacity as employees of the Company or its Subsidiaries or other portfolio companies of Onex) or any Person that has executed the Stockholder Consent or the Joinder and Waiver Agreement, the Company shall be required to use only commercially reasonable efforts to effect such termination). Any amounts paid or required to be paid by the Company or any of its Subsidiaries, or other liabilities of any kind on the part of the Company or any of its Subsidiaries that arise, in connection with the termination of such contracts shall be deemed to be Transaction Expenses for all purposes hereunder. The Purchaser shall not have any liability of any kind to the Company, the Stockholder Representative, any Stockholder or any other Person for any liabilities of any kind resulting from the Company seeking the termination of such contracts.
7.13    Resignation and Release Letters. The Company shall (a) cause such officers and directors of the Company and its U.S. Subsidiaries as the Purchaser may designate in writing at least five (5) Business Days prior to the Closing to and (b) use its commercially reasonable efforts to cause such officers and directors of the Company’s non-U.S. Subsidiaries as the Purchaser may designate in writing at least fifteen (15) Business Days prior to the Closing, to, in each case, execute a resignation and release letter substantially in the form of (x) with respect to directors of the Company, Exhibit E attached hereto (the “SWW Director Resignation and Release Letter”), or (y) with respect to all other directors and officers of the Company and its Subsidiaries, Exhibit F attached hereto (the “Director and Officer Resignation Letter”) in each case, to be effective as of the Effective Time.
7.14    State Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be prohibited by requirements imposed by an anti‑takeover or similar Law. In the event that any “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti‑takeover Law (including Section 203 of the DGCL) may become, or may be proposed to be, applicable to the Merger or any of the other transactions contemplated by this Agreement that would prohibit the transaction contemplated hereby, the Company, at the direction of its board of directors, shall use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.
7.15    Treatment of Swaps.
(a)    At or prior to the Closing, the Company shall terminate or cause to be terminated that certain ISDA Master Agreement, dated September 24, 2007, by and between J. Aron & Company and SITEL, LLC, as amended and supplemented (the “J. Aron ISDA”), and all Transactions (as defined therein) thereunder and Confirmations (as defined therein) thereto, in each case with no further liabilities of any Person thereunder, and all amounts, if any, payable to the applicable counterparty in connection therewith shall constitute Transaction Expenses for all purposes hereunder.
(b)    At the election of the Purchaser no later than twenty (20) days before the anticipated Closing Date, the Company shall use reasonable best efforts to, at or prior to the Closing, either:
(i)    terminate or cause to be terminated, effective as of the Closing, the ISDA Master Agreements and Foreign Exchange Agreement set forth on Section (a)(vii) of the Contracts Schedule (other than the J. Aron ISDA) and all similar Contracts to which the Company or any of its Subsidiaries is a party (such agreements, the “ISDA Agreements”), and all Transactions (as defined therein) thereunder and Confirmations (as defined therein) thereto, and all amounts, if any, payable to the applicable counterparty in connection therewith shall be paid by the Company, with no further liabilities of any Person thereunder; or
(ii)    obtain (effective as of the Closing) such written consents, waivers, approvals and authorizations, give such notices and take such other actions as may be necessary in order to keep in full force and effect, preserve all rights and benefits under, and avoid the breach, violation or termination of, and eliminate any termination right or event of default under, the ISDA Agreements in connection with the consummation of the Merger and the other transactions contemplated by this Agreement;
provided, however, that in the case of either clause (i) or (ii), the Stockholders shall have no liability in connection with or relating to any such termination, consent, waiver or notice pursuant to this Section 7.15(b) (and for the avoidance of doubt, no amounts relating to the ISDA Agreements or the termination, waiver or approval of or under such agreements shall be treated as Indebtedness or Transaction Expenses).
(c)    In connection with actions taken pursuant to Section 7.15(b), the Company will (i) consult with the Purchaser beforehand regarding the process for terminating such Contracts or seeking such consents, waivers, approvals and authorizations, giving such notices and taking such other actions, (ii) provide the Purchaser with a reasonable opportunity to review and comment in advance on the forms of all such terminations and/or consent requests and notices, (iii) give due consideration to all comments thereto made by the Purchaser and (iv) obtain the Purchaser’s prior written consent (not to be unreasonably withheld) to the terms (including financial terms) of such terminations and/or consents.
7.16    FCA Approval.
(a)    If the UK Financial Conduct Authority (the “FCA”) shall not have given notice under Part XII of the UK Financial Services and Markets Act 2000 (“FSMA”) that it unconditionally approves or has no objection to the Purchaser (or its direct or indirect controlling stockholder) becoming a controller (within the meaning of section 422 of FSMA) of SITEL UK Limited (such notice, “FCA Approval”), the Purchaser may, at its sole election, request by written notice to the Company no earlier than ten (10) Business Days and no later than five (5) Business Days prior to the anticipated Closing Date, that the Company and Onex cause (and the Company and Onex shall, to the extent legally permissible, cause) SITEL Europe Limited (England & Wales) to transfer or distribute, for no consideration, immediately prior to the Closing, 100% of the equity interests of SITEL UK Limited to a Person reasonably designated by Onex that is (x) controlled by Onex, Onex Corporation or any of their respective Affiliates, (y) not the Company or any of its Subsidiaries, and (z) a controller (within the meaning of section 422 of FSMA) of SITEL UK Limited (the entity to which the equity interests of SITEL UK Limited are transferred or distributed, the “Interim Controller,” and the transfer or distribution contemplated by this Section 7.16(a), the “FCA Restructuring”).
(b)    If the FCA Restructuring shall have been effected:
(i)    from and after the date of the FCA Restructuring, the Purchaser and the Company shall continue to use, and Onex shall cause the Interim Controller and SITEL UK Limited to use, reasonable best efforts to promptly obtain the FCA Approval;
(ii)    promptly upon the receipt of the FCA Approval, to the extent permitted by applicable Law, Onex shall cause the Interim Controller to transfer, for no additional consideration, 100% of the equity interests of SITEL UK Limited to the Purchaser or such other Person as the Purchaser may designate (the transfer contemplated by this Section 7.16(b)(ii), whether before or after the Closing Date, the “FCA Return”); and
(iii)    from the time of the FCA Restructuring until the time of the FCA Return, (A) the Purchaser, the Company and Onex shall, and Onex shall cause the Interim Controller and SITEL UK Limited to, enter into such reasonable arrangements, to the extent permitted by applicable Law, as are reasonably necessary to provide to the Purchaser and the Interim Controller the economic and operational equivalent with respect to SITEL UK Limited as if the FCA Approval had been obtained prior to the Closing and the FCA Restructuring had not been effected and

(B) Onex shall cause SITEL UK Limited to operate in the Ordinary Course of Business;
(c)    If the Purchaser shall not have elected to effect the FCA Restructuring or the FCA Restructuring shall not be permitted by applicable Law (as a result of there being no controller (within the meaning of section 422 of FSMA) of SITEL UK Limited that is controlled by Onex, Onex Corporation or any of their respective Affiliates and is not the Company or any of its Subsidiaries, or for any other reason), notwithstanding anything to the contrary in this Agreement, including Section 2.01, the Purchaser may, at its sole election, by written notice to the Company, postpone the Closing to the earlier of (A) a date on which the direct or indirect transfer of SITEL UK Limited to the Purchaser may be effected in accordance with applicable Law and the Closing would otherwise be required to occur in accordance with Section 2.01 and (B) the Outside Date.
(d)    Each party shall bear its own expenses in connection with the obtaining of the FCA Approval.
ARTICLE VIII

COVENANTS OF THE PURCHASER
8.01    Access to Books and Records. From and after the Closing, for a period of seven (7) years, the Purchaser shall, and shall cause the Surviving Corporation to, provide the Stockholder Representative and its authorized representatives with reasonable access for the purpose of making of any Tax or regulatory filing or resolving any disputes related to this Agreement or pre-Closing operations of the Company, during normal business hours and upon reasonable notice, at the Stockholder Representative’s expense, to (a) the books and records (for the purpose of examining and copying) of the Surviving Corporation and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date and (b) employees of the Surviving Corporation and its Subsidiaries for purposes of better understanding such books and records; provided that, notwithstanding the foregoing, (i) such access does not unreasonably interfere with the normal operations of the Purchaser, the Surviving Corporation or any of its Subsidiaries, (ii) such access shall occur in such a manner as the Purchaser reasonably determines to be appropriate to protect the confidentiality of the information being accessed and (iii) nothing herein shall require the Purchaser, the Surviving Corporation or any of their respective Subsidiaries to provide any access that would be reasonably likely to (A) cause significant competitive harm to the Purchaser, the Surviving Corporation or any of their respective Subsidiaries, (B)  waive any legal privilege or (C) be in violation of applicable Law or the provisions of any agreement to which the Purchaser, the Surviving Corporation or any of their respective Subsidiaries is a party; provided, further, that the Surviving Corporation shall promptly notify the Stockholder Representative of the fact that it is withholding any such access and thereafter shall cooperate with the Stockholder Representative and use commercially reasonable efforts to cause such access to be provided to the Stockholder Representative and its authorized representatives in a manner that would not reasonably be expected to cause any such competitive harm, result in any such waiver of legal privilege (including by entering into a common interest or joint defense agreement) or violate any such Law or the provisions of any such agreement. Unless otherwise consented to in writing by the Stockholder Representative, the Purchaser shall not, and shall not permit the Surviving Corporation or its Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries for any period prior to the Closing Date without first giving reasonable prior notice to the Stockholder Representative and offering to surrender to the Stockholder Representative such books and records or any portion thereof which the Purchaser or the Surviving Corporation may intend to destroy, alter or dispose of.
8.02    Notification.
(a)    From the date hereof until the Closing Date, if the Purchaser becomes aware of (i) any variance from the representations and warranties contained in Article VI that would cause the condition set forth in Section 3.02(a) not to be satisfied or (ii) any breach of any covenant or agreement of the Purchaser or the Merger Sub set forth in this Agreement that would cause the condition set forth in Section 3.02(b) not to be satisfied, the Purchaser shall, as soon as reasonably practicable, disclose to the Company and the Stockholder Representative in writing such variance or breach.
(b)    From the date hereof until the Closing Date, the Purchaser shall, as soon as reasonably practicable, make available to the Company a copy of (i) any notice or other communication received by Purchaser or any of its Subsidiaries from any Third Party alleging that the consent of such Third Party is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, (ii) any notice or other communication between any Governmental Entity and the Purchaser in connection with the Merger or the other transactions contemplated by this Agreement (and a copy of any such notice or communication shall promptly be furnished to the Company) and (iii) any material suits, actions, proceedings or investigations commenced or, to the Purchaser’s knowledge, threatened that relate to the consummation of this Agreement or the transactions contemplated hereby, including the Merger.
(c)    The delivery of any notice or the making of any disclosure pursuant to this Section 8.02 shall not (i) limit or otherwise affect any rights or remedies available to the Company or (ii) be deemed to prevent or cure any misrepresentation, breach of warranty or breach of covenant. The failure to deliver any notice or make any disclosure pursuant to Section 7.08(a)(i) shall be deemed a breach of the representation or warranty to which such notice or disclosure relates hereunder and shall in no event be deemed a breach of a covenant or agreement.
8.03    Director and Officer Liability and Indemnification.
(a)    For a period of six (6) years after the Closing Date, the Purchaser shall not, and shall not permit the Surviving Corporation or its Subsidiaries to amend, repeal or otherwise modify any provision in the Company’s or its Subsidiaries’ certificate of formation, certification of incorporation, articles of incorporation, operating agreement, bylaws, or equivalent governing documents in effect as of the date hereof relating to the exculpation or indemnification (including fee advancement) of any officers and/or directors (unless required by Law), it being the intent of the parties that the officers and directors of the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification (including fee advancement) as is provided to such Persons thereunder as of the date hereof to the full extent of the Law. The Purchaser shall cause the Surviving Corporation and its Subsidiaries to honor and perform under all indemnification obligations under such governing documents in effect as of the date hereof owed to any of the individuals who were officers and/or directors of the Company or its Subsidiaries at or prior to the Closing Date.
(b)    Prior to the Closing, the Purchaser shall purchase a prepaid insurance policy (i.e., “tail coverage”) which provides liability insurance coverage for the individuals who were officers and directors of the Company and its Subsidiaries immediately prior to the Closing on no less favorable terms (including in amount and scope for directors and officers, management liability, employment practices, fiduciary, crime and employed lawyers coverage) as the policy or policies maintained by the Company or its Subsidiaries as of the date hereof for the benefit of such individuals for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the transactions contemplated by this Agreement; provided, however, that the Purchaser shall not be required to pay a premium for such “tail coverage” insurance policy in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company and its Subsidiaries (the “Premium Cap”) (it being understood and agreed that in the event such insurance policy cannot be obtained for such amount or less, in the aggregate, (i) the Company, in its sole discretion, may nevertheless elect for Purchaser to purchase such policy, in which case the amount by which the premium for such policy exceeds the Premium Cap shall be treated as a Transaction Expense or (ii) if the Company does not so elect, the Purchaser shall purchase the greatest insurance coverage as may be obtained without requiring payments in excess of the Premium Cap). Such policy shall be from an insurance carrier with the same or better credit rating as the Company’s or its Subsidiaries’ current insurance carrier with respect to directors’ and officers’ liability insurance. For all purposes hereunder, Transaction Expenses shall be deemed to include (A) fifty percent (50%) of the lesser of (1) the cost of such policy and (2) the Premium Cap plus (B) one hundred percent (100%) of the amount by which the cost of such policy exceeds the Premium Cap.
(c)    If the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns (i) is to consolidate with or merges into any other Person and will not be the continuing or the Surviving Corporation or entity of such consolidation or merger or (ii) is to transfer all or substantially all of its properties and assets to any Person, then, and in each such case, for at least six (6) years after the Closing, proper provisions shall be made so that the successors and assigns of the Surviving Corporation and its Subsidiaries shall assume all of the obligations set forth in this Section 8.03. The provisions of this Section 8.03 are intended for the benefit of, and will be enforceable by, each current and former officer, director or similar functionary of the Company or its Subsidiaries and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

(d)    Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individuals who were officers and directors of the Company and its Subsidiaries at or prior to the Closing Date or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth (6th) anniversary of the Closing Date, the provisions of this Section 8.03 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
(e)    Notwithstanding anything to the contrary herein or in the Company Organizational Documents, any Subsidiary Organizational Documents or any Contract, the obligations of the Purchaser and the Surviving Corporation or its successor pursuant to this Section 8.03 (i) shall be subject to any limitation imposed by applicable Law and (ii) shall not be deemed to release any of the individuals who were officers or directors of the Company or any of its Subsidiaries at or prior to the Closing Date from his or her obligations pursuant to this Agreement or any Related Agreement, nor shall any of the individuals who were officers or directors of the Company or any of its Subsidiaries have any right of contribution, indemnification, or advancement or reimbursement of expenses from the Surviving Corporation or its successor or the Purchaser or any of their respective Subsidiaries (whether under this Agreement, the Company Organizational Documents, any Subsidiary Organizational Documents, any other Contract or otherwise) with respect to any Loss incurred or sustained by such Person or any other Person (including any Indemnified Party (and including the Surviving Corporation)) in connection with or as a result of any Indemnifiable Matter (except to the extent such contribution, indemnification or advancement or reimbursement of expenses is actually recovered from a Third Party by the Surviving Corporation or its Subsidiaries from insurance, but net of any expenses incurred in obtaining such recovery, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums). Notwithstanding anything herein to the contrary, the Purchaser shall have no obligation to maintain the existence of the Surviving Corporation following the Effective Time.
8.04    Employment and Benefit Arrangements. For at least twelve (12) months following the Closing Date, the Purchaser shall or shall cause the Surviving Corporation to provide Employees of the Surviving Corporation and its Subsidiaries with compensation (including base salary, base wage rate and bonus opportunity, but excluding any equity‑based awards where allowed under applicable Law) that is equivalent to the compensation provided to such Employees prior to the Closing and to either (i) maintain in effect on behalf of Employees of the Company and its Subsidiaries all Plans, Foreign Plans and any other employment, severance, termination, consulting, retirement and other compensation and benefit plans, programs, arrangements, agreements and policies (other than any equity‑based plans) of the Company or its Subsidiaries as in effect as of the date hereof (the “Company Plans”) or (ii) provide all Employees of the Company and its Subsidiaries with compensation and benefit plans, programs, arrangements, agreements and policies (other than equity-based plans) that are substantially no less favorable to the compensation and benefit plans, programs, arrangements, agreements and policies provided to similarly situated employees of the Purchaser; provided that such benefit plans, programs, arrangements, agreements and policies provide a level of benefits that in the aggregate is substantially equivalent to the aggregate level of benefits provided under the Company Plans as of the Closing. Notwithstanding anything to the contrary in this Section 8.04, for fiscal year 2015, the Purchaser shall pay or shall cause to be paid in accordance with the terms of the Purchaser’s cash bonus plans (but utilizing the Company’s targets in determining the amount of any bonus payment thereunder) at such time as payment is made under the Purchaser’s cash bonus plan (but provided that such payment shall be made no later than March 15, 2016, to the extent required to avoid the imposition of a penalty under Section 409A of the Code) cash bonuses in an amount that at a minimum equals the amount of the bonus accrual reflected on the Latest Financial Statements, provided that such accrual shall have been made consistent with past practices of the Company and such accrual for a month shall not exceed one hundred percent (100%) of the monthly bonus amount for such month. The Purchaser shall take all actions reasonably necessary, to the extent permitted under applicable Law, so that Employees shall receive service credit for all purposes (other than for purposes of benefit accrual in any plans other than severance, termination, vacation, or paid time off plans, policies or arrangements) under any compensation or benefit plans, programs, arrangements, agreements and policies sponsored by the Purchaser or any of its Affiliates, except to the extent duplication of benefits would result. To the extent that the Purchaser modifies any welfare benefit coverage Plan under which the Employees participate, the Purchaser shall waive any applicable waiting periods, pre‑existing conditions or actively‑at‑work requirements to the same extent such waiting periods, pre‑existing conditions or actively‑at‑work requirements would have been waived prior to the Closing, and shall give such Employees credit under the new coverages or benefit plans for deductibles, co‑insurance and out‑of‑pocket payments that have been paid or satisfied during the plan year in which such welfare benefit coverage or plan modification occurs. The Purchaser shall be solely responsible for any obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation §54.4980B‑9. Nothing in this Section 8.04 shall give any Third Party other than the parties to this Agreement, including any Employees, any right to enforce the provisions of this Section 8.04 as a third‑party beneficiary. Nothing herein shall interfere with or otherwise limit the Purchaser’s or its Affiliates’ (including the Surviving Corporation’s and its Subsidiaries’) right to terminate the employment of any Employee at any time.
8.05    Regulatory Filings. The Purchaser shall make or cause to be made as promptly as reasonably practicable all filings and submissions, if any, required of the Purchaser under any applicable antitrust or noncompetition Laws or regulations (“Antitrust Laws”) or other Laws applicable to the Purchaser for the consummation of the transactions contemplated herein (including the transactions contemplated by Section 7.16), including those set forth on the Antitrust Conditions Schedule. Without limiting the foregoing, the Purchaser shall make or cause to be made no later than fifteen (15) Business Days following the date hereof a draft notification with the European Commission under the EC Merger Regulation in respect of the transactions contemplated by this Agreement. The Purchaser shall promptly comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities. The Purchaser shall exercise its reasonable best efforts to (i) obtain prior to the Outside Date such actions, nonactions, waivers, approvals, consents and clearances as may be necessary, proper or advisable under any Antitrust Laws and any other Laws applicable to the Purchaser for the consummation of the transactions contemplated herein, and (ii) prevent the entry of any order or other Law in any suit, claim, action, investigation or proceeding brought by any Governmental Entity that would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. In addition, the Purchaser shall (1) give the Company prompt notice of the commencement or written threat of commencement of any suit, claim, action, investigation or proceeding by or before any Governmental Entity with respect to the transactions contemplated herein, (2) keep the Company informed as to the status of any such suit, claim, action, investigation, proceeding or threat, and (3) promptly inform the Company of any material communication to or from any Governmental Entity regarding the transactions contemplated herein. Except as may be prohibited by any Governmental Entity, the Purchaser will consult and cooperate with the Company, and will consider in good faith the views of the Company, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to a Governmental Entity in connection with any suit, claim, action, investigation or proceeding under or relating to any Antitrust Law or other Law applicable to the Purchaser for the consummation of the transactions contemplated herein. Except as may be prohibited by any Governmental Entity, the Purchaser will permit authorized representatives of the Company to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such legal proceeding. The Purchaser shall assist and cooperate with the Company at the Company’s reasonable request in the Company’s preparing and filing of all documents required to be submitted by the Company or its Affiliates to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any Governmental Entity or Third Party consents, waivers, authorizations or approvals which may be required to be obtained by the Company or its Affiliates in connection with the transactions contemplated hereby (which assistance and cooperation shall include timely furnishing to the Company all information concerning the Purchaser and/or its Affiliates that counsel to the Company reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval), but subject to the exceptions set forth in the proviso of Section 8.01. The Purchaser shall be responsible for one hundred percent (100%) of all fees, expenses or other payments in order to obtain any consents or approvals or to give notices in connection with the transactions contemplated hereby, including any filing fees under Antitrust Laws and all other Laws or regulations applicable to the Purchaser or the Company for the consummation of the transactions contemplated herein, except as otherwise provided in Section 7.16. The Purchaser shall not, without the written consent of the Company, which shall not be unreasonably conditioned, delayed or withheld, “pull‑and‑refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action with respect to any filing made with any Governmental Entity under any Antitrust Law or other Law applicable to the Purchaser for the consummation of the transactions contemplated herein, without prior written approval from the Company, which shall not be unreasonably conditioned, delayed or withheld.
8.06    Conditions. The Purchaser and the Merger Sub shall use commercially reasonable efforts to cause the conditions set forth in Section 3.02 to be satisfied prior to the Outside Date; provided that (without limiting the obligations in Section 8.05) neither the Purchaser nor the Merger Sub shall be required (a) to expend any funds (other than normal filing fees and expenses) to obtain any consent from any Governmental Entity required under Section 3.02 or any other Person or to remedy any breach of any representation or warranty hereunder, (b) to commence any litigation or arbitration proceeding or (c) to offer or grant or otherwise provide any accommodation (financial or otherwise) to any Person.
8.07    Contact with Employees, Customers and Suppliers. Prior to the Closing, the Purchaser and the Purchaser Parties may only contact and communicate with the Employees, Independent Contractors, customers, service providers, regulators and suppliers of the Company and its Subsidiaries related to the transactions contemplated hereby after prior consultation with and written approval of the Company’s chief executive officer or chief financial officer (which written approval will not be unreasonably withheld, conditioned or delayed, it being understood and agreed that requiring participation or presence (either in person or telephonically) of Company personnel as may be determined by the Company’s chief executive officer or chief financial officer shall be deemed not to be an unreasonable condition).
8.08    Replacement Letters of Credit. The Purchaser covenants and agrees that it shall use commercially reasonable efforts to (a) obtain new letters of credit to substitute for and replace the letters of credit set forth on the Letters of Credit Schedule (the “Letters of Credit”) effective as of the Closing Date, (b) arrange for the Letters of Credit to be “grandfathered” as letters of credit under a new credit facility so that the Letters of Credit remain outstanding after the Closing or (c) collateralize or otherwise backstop the Letters of Credit so that the Letters of Credit remain outstanding after the Closing. The Company and its Subsidiaries may take any necessary steps to cash collateralize any Letters of Credit that will not be replaced, grandfathered, collateralized or otherwise backstopped by the Purchaser at the Closing.
8.09    Financing.
(a)    The Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letters or Fee Letters (including the flex provisions, if applicable), subject to any amendments or modifications thereto permitted by Section 8.09(b), including using its reasonable best efforts to:
(i)    maintain in effect the Debt Commitment Letters and Fee Letters and the financing commitments thereunder,
(ii)    negotiate, execute and deliver definitive agreements with respect to the Debt Financing on terms and conditions (including the flex provisions, if applicable) contained therein or on other terms not materially less favorable to the Purchaser and the Merger Sub, in the aggregate, than the terms and conditions (including any “market flex” provisions applicable thereto) contained in the Debt Commitment Letters or Fee Letters,
(iii)    satisfy on a timely basis all conditions that are applicable to the Purchaser contained in the Debt Commitment Letter or Fee Letters, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing and due and payable by the Purchaser,

(iv)    enforce its rights under the Debt Commitment Letters and Fee Letter,
(v)    consummate the Debt Financing at or prior to the Closing, including drawing on any interim or bridge financing under the Debt Commitment Letters or Fee Letters.
The Purchaser shall provide such information as shall be necessary to keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. In the event Purchaser becomes aware that all or any portion of the Debt Financing has become unavailable, the Purchaser shall promptly notify the Company and shall use its reasonable best efforts to arrange as promptly as practicable any such portion from alternative sources on terms and conditions no less favorable to the Purchaser and to the Company taken as a whole than the terms and conditions set forth in the Debt Commitment Letters and that would not have any of the effects specified in Section 8.09(b) (any such alternative financing, “Alternative Financing”). If an Alternative Financing is required in accordance with this Section 8.09(a), the Purchaser shall obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such Alternative Financing, and on such event, (1) the term “Debt Financing” as used in this Agreement will be deemed to include any such Alternative Financing and (2) the term “Debt Commitment Letters” will be deemed to include any commitment letters with respect to any such Alternative Financing. The Purchaser shall give the Company prompt notice of any material change (adverse or otherwise) with respect to the Debt Financing, including (A) the expiration or termination of all or any portion of the financing commitments under the Debt Commitment Letters or any definitive documentation relating to the foregoing; (B) all or any portion of the Debt Financing (including pursuant to any Alternative Financing or definitive documents relating to any of the foregoing) becoming unavailable for any reason; or (C) any breach or repudiation by any party to the Debt Commitment Letters (including any definitive documents relating to any of the foregoing) of which the Purchaser becomes aware if such breach would reasonably be expected to result in a material delay of the Closing Date.
(b)    Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not, without the prior written consent of the Company, agree to or permit any amendment, replacement, supplement or other modification of, or waive any of its rights or remedies under, the Debt Commitment Letters or Fee Letters; provided that Purchaser may (i) amend, replace, supplement, modify or waive any provision of the Debt Commitment Letters or related Fee Letters if such amendment, replacement, supplement, modification or waiver does not (w) add any new (or adversely modify, expand or amend in any material respect any existing) condition to the consummation of the Debt Financing as compared to the conditions in the Debt Commitment Letters and Fee Letters as of the date hereof, (x) make the funding of the Debt Financing or conditions therein materially less likely to be satisfied or materially delay, materially impede or prevent the Closing, (y) adversely affect in any material respect the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letters or in any definitive agreements executed in connection herewith or (z) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing contemplated thereunder (unless after giving effect to such reduction, the representation and warranty in Section 6.08(d) shall be true and correct) and (ii) amend the Debt Commitment Letters to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement, so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Debt Financing or the transactions contemplated by this Agreement or the availability of the Debt Financing under the Debt Commitment Letters. The Purchaser shall promptly deliver to the Company copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of “market flex” and “securities demand” provisions, in the case of the Fee Letters) of any such amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letters or Fee Letters. The Purchaser and Merger Sub acknowledge and agree that the obtaining of Debt Financing is not a condition to Closing and reaffirm their obligation to consummate the Merger irrespective and independently of the availability of the Debt Financing, subject to fulfillment or waiver of the conditions set forth in Section 3.01.
ARTICLE IX

SURVIVAL; INDEMNIFICATION
9.01    Survival.
(a)    The representations and warranties of the Company contained in this Agreement, any Related Agreement or in any Exhibit, Schedule, certificate or other instrument delivered hereunder or thereunder, including any rights arising out of any breach of such representations and warranties, shall survive until the date that is twelve (12) months after the Closing Date; provided that in the event of any actual fraud, such claim shall survive without limitation in accordance with 10 Del. C. § 8106(c); provided, further, that the Fundamental Representations shall survive until sixty (60) days after the expiration of the statute of limitations (including any applicable extensions and waivers thereof) applicable to the subject matter of such representations and warranties in accordance with 10 Del. C. § 8106(c) which, for the avoidance of doubt, shall not be the statute of limitations applicable to breach of contract claims, and the representations and warranties contained in Section 4.08 (Tax Matters) and (to the extent relating to Taxes) Section 4.13 (Employee Benefit Plans) and (to the extent relating to Taxes) Section 4.19 (Employees) shall survive until sixty (60) days after the expiration of the statute of limitations (including any applicable extensions and waivers thereof) applicable to the subject matter of such representations and warranties in accordance with applicable Tax Law. The covenants and agreements of the parties contained in this Agreement, any Related Agreement or in any Exhibit, Schedule, certificate or other instrument delivered hereunder or thereunder shall survive for the period provided in such covenants and agreement, if any, or until fully performed. The representations and warranties of the Purchaser contained in this Agreement or in any Exhibit, Schedule, certificate or other instrument delivered hereunder, including any rights arising out of any breach of such representations and warranties, shall terminate on the date that is twelve (12)

months after the Closing Date. Subject to Section 9.01(b), no claim for indemnification hereunder for breach of any such representations, warranties, covenants, agreements and other provisions may be made after the applicable Survival Date.
(b)    Notwithstanding anything in this Section 9.01 to the contrary, if an Officer’s Certificate asserting in good faith on a reasonable basis a claim indemnifiable under this Agreement is delivered to the Stockholder Representative before 5:00 p.m. New York City time on or before the applicable Survival Date for such claim, then the claims identified in such Officer’s Certificate shall survive for the benefit of all Indemnified Parties beyond the applicable Survival Date for such claim until such claim is fully resolved in accordance with 10 Del. C. § 8106(c).
9.02    Indemnification.
(a)    By virtue of the Merger, subject to the provisions of this Article IX, from and after the Effective Time, each Stockholder agrees (and Onex agrees to cause each Stockholder that is a Subsidiary or Affiliate of Onex or Onex Corporation (other than the Company and its Subsidiaries), or is or is beneficially owned by a director, officer or employee thereof, other than those individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries), severally (based on such Stockholder’s Indemnity Pro Rata Share of each Loss covered by this Section 9.02(a)) and not jointly, to indemnify and hold harmless the Purchaser, the Surviving Corporation, their respective Affiliates and the respective officers, directors, employees, agents and representatives of the Purchaser, the Surviving Corporation and their respective Affiliates (the “Indemnified Parties”), against all claims, actions, proceedings, losses, liabilities, Taxes, damages, costs, interest, awards, judgments, penalties and expenses, including reasonable attorneys’ and consultants’ fees and expenses and including any such reasonable out‑of‑pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by any of the Indemnified Parties (including the Surviving Corporation) in connection with or as a result of the following (the “Indemnifiable Matters”):
(i)    any breach or inaccuracy of a representation or warranty by or on behalf of the Company contained in this Agreement, any Related Agreement or in any Exhibit, Schedule, certificate or other instrument delivered hereunder or thereunder as of or prior to the Closing;
(ii)    any failure by the Company to perform or comply with any covenant or agreement applicable to the Company contained in this Agreement or any Related Agreement and required to be performed or complied with as of or prior to the Closing;
(iii)    any overstatement of the amount of the Cash Adjustment on the Cash and Indebtedness Schedule, any understatement of the amount of the Indebtedness Adjustment on the Cash and Indebtedness Schedule, any understatement of the amount of Transaction Expenses on the Transaction Expense Statement, or (without duplication of the foregoing overstatement or understatement indemnities) any understatement in the amount, if any, by which the Closing Net Indebtedness exceeds the Maximum Net Indebtedness Amount as set forth in the Closing Net Indebtedness Statement;
(iv)    (A) any Pre‑Cutoff Taxes or (B) the portion of the Transfer Taxes (and any penalties or interest with respect to the Transfer Taxes) borne by the Stockholders pursuant to Section 11.04;
(v)    any claims or threatened claims by or purportedly on behalf of any holder or former holder of any shares of Company Stock or rights to acquire Company Stock or any Exchangeable Shares or other equity interests in the Canada Exchange Subsidiary (in each case, in their capacity as such) (A) in connection with this Agreement, the Merger or any of the other transactions contemplated hereby, including appraisal or dissenters’ rights proceedings, (B) in connection with the Stockholder Notices or the Dissenter’s Right Notice, (C) alleging or based upon violations of fiduciary duty in connection with the Merger or any of the other transactions contemplated by this Agreement (including those relating to the allocation of the Merger Consideration among the Stockholders as contemplated by this Agreement), or (D) relating to the treatment of unclaimed Merger Consideration contemplated by Section 1.04(g) (but in each case, excluding (x) consideration expressly required to be paid by the Purchaser, the Merger Sub or the Surviving Corporation in respect of shares of Company Stock under this Agreement and (y) cash payments to holders of Dissenting Shares not in excess of the consideration to which they would have been entitled for their shares of Company Stock had they received the consideration payable in respect thereof pursuant to Section 1.02 rather than exercising dissenters’ rights, but not excluding the costs and expenses incurred in connection with the proceedings relating to such exercise of dissenters’ rights);
(vi)    any claim or threatened claim by any actual or purported Stockholder relating to any alleged action or failure to act on its behalf by the Stockholder Representative;
(vii)    any matter disclosed in the Special Indemnity Schedule; provided that the Indemnified Parties shall not have any right to indemnification against Losses incurred after the five (5) year anniversary of the Closing Date in connection with or as a result of the Indemnifiable Matter set forth in this Section 9.02(a)(vii).
(b)    For the purpose of this Article IX only, when determining the amount of Losses suffered by an Indemnified Party as a result of any breach, inaccuracy or failure to be true of any representation or warranty given or made by the Company, the Purchaser or the Merger Sub that is qualified or limited in scope as to materiality (other than the representations and warranties in Section 4.05(a) and the second sentence of Section 4.21), Material Adverse Effect (other than the representations and warranties in Section 4.06(a)), dollar amounts or knowledge, but not when determining whether any such breach, inaccuracy or failure has occurred, such representation or warranty shall be deemed to be made or given without such qualification or limitation.
(c)    Notwithstanding anything to the contrary herein or in the Company Organizational Documents, any Subsidiary Organizational Documents or any Contract, neither Onex, Onex Corporation nor any Indemnifying Party shall have any right of contribution, indemnification, advancement or reimbursement from the Surviving Corporation or its successor or the Purchaser or any of their respective Subsidiaries (whether under this Agreement, the Company Organizational Documents, any Subsidiary Organizational Documents, any other Contract or otherwise) with respect to any Loss incurred or sustained by such Indemnifying Party or any other Person (including any Indemnified Party) in connection with or as a result of any Indemnifiable Matter (except to the extent such contribution, indemnification or advancement or reimbursement of expenses is actually recovered from a Third Party by the Surviving Corporation or its Subsidiaries from insurance, but net of any expenses incurred in obtaining such recovery, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums).
(d)    For the avoidance of doubt, this Article IX provides for indemnification against all Losses incurred or sustained by one or more of the Indemnified Parties as a result of the Indemnifiable Matters, subject to the limitations herein, whether such indemnification is (i) pursuant to a direct claim by any Indemnified Party or (ii) against Losses incurred or sustained as a result of a Third Party Claim.
(e)    This Article IX shall constitute the exclusive remedy after the Closing for recovery of Losses by the Indemnified Parties in connection with any Indemnifiable Matter or the Merger or any of the transactions contemplated hereby; provided that notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the rights or remedies of the Company, the Purchaser or any other Indemnified Party (i) except as expressly set forth in Section 13.20, with respect to specific performance, injunctive and other equitable relief or, (ii) except as expressly set forth in Sections 9.03(c) and 9.03(d), with respect to actual fraud.
9.03    Maximum Payments; Remedy.
(a)    There shall be no recovery for claims under Section 9.02(a)(i) unless and until the aggregate amount of Losses of the Indemnified Parties that may be claimed thereunder exceeds $350,000 (the “Threshold”), and once the Threshold has been reached, the Indemnified Parties shall be entitled to recover the full amount of all Losses that would otherwise be limited by the Threshold but subject to the other limitations herein, including those which comprised any portion of the Threshold; provided, however, that the foregoing limitation on recovery for claims under Section 9.02(a)(i) shall not apply with respect to any Losses incurred or sustained in connection with or as a result of (i) a breach of any Fundamental Representation, (ii) a breach of any representation or warranty contained in Section 4.08 (Tax Matters) or (to the extent relating to Taxes) Section 4.13 (Employee Benefit Plans) or (to the extent relating to Taxes) Section 4.19 (Employees), or (iii) any claims involving actual fraud, and such Losses to which the Threshold does not apply shall not count towards satisfaction of the Threshold.
(b)    In addition, there shall be no recovery for claims under Section 9.02(a)(i) with respect to any individual item or matter, or items or matters arising out of substantially similar facts and circumstances, unless and until the aggregate amount of Losses of the Indemnified Parties that may be claimed thereunder with respect to such item(s) or matter(s) exceeds $75,000 (the “De Minimis Amount”), and once the De Minimis Amount has been reached for such item(s) or matter(s), the Indemnified Parties shall be entitled to recover the full amount of all Losses with respect to such item(s) or matter(s) that would otherwise be limited by the De Minimis Amount but subject to the other limitations herein, including those which comprised any portion of the De Minimis Amount; provided, however, that the foregoing limitation on recovery for claims under Section 9.02(a)(i) shall not apply with respect to any Losses incurred or sustained in connection with or as a result of (i) a breach of any Fundamental Representation, (ii) a breach of any representation or warranty contained in Section 4.08 (Tax Matters) or (to the extent relating to Taxes) Section 4.13 (Employee Benefit Plans) or (to the extent relating to Taxes) Section 4.19 (Employees) or (iii) any claims involving actual fraud, and such Losses to which the De Minimis Amount does not apply shall not count towards satisfaction of the De Minimis Amount for any other Losses to which the De Minimis Amount does apply.
(c)    Subject to Section 9.03(d), the maximum amount that the Indemnified Parties may recover from each Stockholder under this Article IX (or, with respect to actual fraud, whether or not under this Article IX) shall be limited as follows:
(i)    With respect to Indemnifiable Matters under Section 9.02(a)(i) (other than with respect to Fundamental Representations or the representations and warranties in Section 4.06(b) or to the extent they arise from actual fraud), to an amount (when aggregated with recovery from all other Stockholders) equal to the Cap Amount;
(ii)    With respect to all Indemnifiable Matters under Section 9.02(a) or claims for actual fraud (other than the Indemnifiable Matter under Section 9.02(a)(v) and other than as set forth in Section 9.03(d)), the total proceeds, if any, received by such Stockholder in connection with the Merger and the other transactions contemplated hereby;
(iii)    With respect to Indemnifiable Matters under Section 9.02(a)(v), an amount equal to the total proceeds, if any, received by such Stockholder in connection with the Merger and the other transactions contemplated hereby.
For the avoidance of doubt, (x) the maximum recovery imposed by the preceding clauses (ii) and (iii) are independent from one another, (y) recoveries by the Indemnified Parties with respect to Indemnifiable Matters under Section 9.02(a)(v) shall not reduce the amounts that may be recovered in respect of Indemnifiable Matters addressed under, and shall be disregarded in determining whether the maximum recovery imposed by, the preceding clause (ii) has been exceeded, and (z) recoveries by the Indemnified Parties with respect to Indemnifiable Matters other than under Section 9.02(a)(v) shall not reduce the amounts that may be recovered in respect of Indemnifiable Matters addressed under, and shall be disregarded in determining whether the maximum recovery imposed by the preceding clause (iii) has been exceeded.
(d)    Notwithstanding anything to the contrary herein (including Section 9.03(c)), with respect to Indemnifiable Matters involving (i) acts of actual fraud on behalf of the Company by Onex, Onex Corporation, any of their respective Affiliates or Subsidiaries or any of their respective officers, directors or employees (other than the Company and its Subsidiaries and other portfolio companies directly or indirectly owned by Onex and any individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries or such portfolio companies), or (ii) actual knowledge by Onex, Onex Corporation, any of their respective Affiliates or Subsidiaries or any of their respective officers, directors or employees (other than the Company and its Subsidiaries and other portfolio companies directly or indirectly owned by Onex and any individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries or such portfolio companies) of acts of actual fraud by or on behalf of the Company, then in each case, those Stockholders that are Subsidiaries or Affiliates of Onex or Onex Corporation (other than other portfolio companies directly or indirectly owned by Onex and other than those individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries or such other portfolio companies), or are or are beneficially owned by directors, officers or employees thereof, shall severally and not jointly indemnify and hold harmless the Indemnified Parties against all Losses incurred or sustained by any of the Indemnified Parties (including the Surviving Corporation) in connection with or as a result of such actual fraud, and there shall be no limitation on the maximum amount of recovery from such Stockholders with respect to such Losses.
(e)    Notwithstanding anything herein to the contrary, the Stockholders shall not be liable for, and shall have no obligation to indemnify the Indemnified Parties against, any Losses attributable to Taxes of the Purchaser or any of its Affiliates with respect to any taxable period (or portion thereof, determined in accordance with the principles set forth in the definition of Pre-Cutoff Straddle Period Taxes) beginning after the Closing Date other than in respect of any breach of the representations set forth in Section 4.08(c), clause (i) of Section 4.08(e), and Section 4.08(f).
(f)    Nothing in this Article IX shall limit the liability, if any, of any party hereto for any breach of any representation, warranty, covenant or agreement contained in this Agreement or any Related Agreement if the Merger does not close.
(g)    None of the Purchaser or the other Indemnified Parties may avoid the limitations on liability set forth in this Article IX by seeking damages for breach of contract, tort or pursuant to any other theory of liability, and the Purchaser, for itself and the other Indemnified Parties, hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the Stockholders and their Affiliates relating (directly or indirectly) to the subject matter of this Agreement arising under or based upon any Law or otherwise; provided that notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the rights or remedies of the Purchaser or any other Indemnified Party in the event of actual fraud, except as expressly set forth in Sections 9.03(c) or 9.03(d). Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall have no right to indemnification hereunder with respect to any Loss to the extent such Loss is included in the Indebtedness Adjustment. Notwithstanding anything to the contrary herein, no Person may bring a claim for indemnification under this Article IX, other than the Purchaser, on behalf of the Indemnified Parties.
(h)    For the avoidance of doubt, if and solely to the extent the amount of a Loss is recovered by an Indemnified Party through the actual payment of a Payable Claim to such Indemnified Party, the same amount of such Loss may not be recovered again by such Indemnified Party by reason of such Loss being subject to indemnification under more than one provision of this Agreement, but the amount, if any, of Loss that exceeds the amount already recovered shall be recoverable on and subject to the terms and conditions of this Article IX.
(i)    Notwithstanding anything in this Article IX to the contrary, if an Indemnified Party’s claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different caps, time limitations, baskets, and other limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such Indemnifiable Matter in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article IX.
9.04    Claims for Indemnification; Resolution of Conflicts.
(a)    Making a Claim for Indemnification; Officer’s Certificate. The Purchaser, on behalf of an Indemnified Party, may seek recovery of Losses pursuant to this Article IX by delivering to the Stockholder Representative an Officer’s Certificate in respect of such claim promptly, but in any event within sixty (60) days following the date on which the Purchaser obtained knowledge of such claim; provided that the failure to timely deliver an Officer’s Certificate shall not impair such claim or any rights or remedies available with respect thereto except to the extent the Indemnifying Party is actually prejudiced thereby. The date of receipt by the Stockholder Representative of an Officer’s Certificate is referred to herein as the “Claim Date” of such Officer’s Certificate (and the claims for indemnification contained therein). For purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of the Purchaser: (i) stating that an Indemnified Party has paid, sustained, or incurred, or reasonably anticipates in good faith that it will have to pay, sustain, or incur, Losses and including a reasonable estimate of the amounts of such Losses, if known, (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, or incurred, or the basis for such anticipated liability, and the nature of the Indemnifiable Matter to which such item is related; provided that (i) the Officer’s Certificate need only specify such information to the knowledge of such officer or such Indemnified Party as of the Claim Date, shall not limit any of the rights or remedies of any Indemnified Party, and (ii) the Officer’s Certificate may be updated and amended from time to time prior to the applicable Survival Date by the Purchaser by delivering an updated or amended Officer’s Certificate to the Stockholder Representative (it being understood that any such update or amendment, if material, will extend the Objection Deadline by a new forty-five (45) day period) and (iii) no Indemnified Party’s rights and remedies shall be prejudiced as a result of limitations on disclosure in any Officer’s Certificate (except to the extent the Indemnifying Party is actually prejudiced thereby), including any updates or amendments thereto, where such limitations are made in good faith to preserve the attorney client privilege, the work product doctrine or any other privileges (provided, further, that the Purchaser shall at the time of delivery of the Officer’s Certificate notify the Stockholder Representative that it has so limited its disclosure and thereafter shall cooperate with the Stockholder Representative and use commercially reasonable efforts to cause such limitation to be removed and the applicable information provided to the Stockholder Representative or its representatives in a manner that would not reasonably be expected to result in any waiver of any privilege (including by entering into a common interest or joint defense agreement)).
(b)    Objecting to a Claim for Indemnification.
(i)    The Stockholder Representative may object to a claim for indemnification set forth in an Officer’s Certificate by delivering to the Purchaser a written statement of objection to the claim made in the Officer’s Certificate (an “Objection Notice”); provided that, to be effective, such Objection Notice must (A) be delivered to the Indemnified Party prior to 5:00 p.m. New York City time on the forty-fifth (45th) day following the Claim Date of the Officer’s Certificate (such deadline, the “Objection Deadline” for such Officer’s Certificate and the claims for indemnification contained therein) and (B) set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made, if known; provided that an Objection Notice may be made by the Stockholder Representative if it does not have sufficient information to assess the claim in the Officer’s Certificate.
(ii)    To the extent the Stockholder Representative does not object in writing (as provided in Section 9.04(b)(i)) to the claims contained in an Officer’s Certificate prior to the Objection Deadline for such Officer’s Certificate, such failure to so object shall be deemed an acceptance of such claim by the Stockholder Representative and an irrevocable acknowledgment by the Stockholder Representative that the Indemnified Party is entitled to the full amount of the claims for Losses set forth in such Officer’s Certificate actually sustained or incurred, subject to any limitations herein (but not any estimated or anticipated amounts, unless and until actually sustained or incurred) (and such entitlement shall be conclusively and irrefutably established) with respect to the applicable parties against whom indemnification has been sought (the “Indemnifying Parties”) (any such claim, an “Unobjected Claim”). Within thirty (30) days after a claim becoming an Unobjected Claim, the Indemnifying Parties shall make the applicable payment to such Indemnified Party.
(c)    Resolution of Conflicts.
(i)    In case the Stockholder Representative delivers an Objection Notice prior to the Objection Deadline in accordance with Section 9.04(b)(i), the Stockholder Representative and the Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, within forty-five (45) days following the Purchaser’s receipt of the Objection Notice; provided that the Purchaser may limit its disclosures to the Stockholder Representative pursuant to good faith efforts to preserve the attorney‑client privilege, the work product doctrine or any other privileges (provided, further, that the Purchaser shall at the time of the delivery of such disclosures notify the Stockholder Representative that it has so limited its disclosure and thereafter shall cooperate with the Stockholder Representative and use commercially reasonable efforts to cause such limitation to be removed and the applicable information provided to the Stockholder Representative or its representatives in a manner that would not reasonably be expected to result in any waiver of any privilege (including by entering into a common interest or joint defense agreement)). During or prior to such forty-five (45) day period, the Stockholder Representative may make such investigation of the claim as the Stockholder Representative deems necessary or advisable. For purposes of such investigation, upon the Stockholder Representative’s written request, the Purchaser will make available to the Stockholder Representative, during normal business hours and upon reasonable notice, at the Stockholder Representative’s expense, such information reasonably related to such claim or claims in the control of the Purchaser as may be reasonably requested by the Stockholder Representative pursuant and subject to Section 8.01. If the Stockholder Representative and the Purchaser reach an agreement, a memorandum setting forth such agreement shall be prepared and signed by all applicable parties (any claims covered by such an agreement, “Settled Claims”). Any amounts required to be paid as a result of a Settled Claim shall be paid by the Indemnifying Party to the Indemnified Parties pursuant to the Settled Claim within thirty (30) days of the applicable claim becoming a Settled Claim.
(ii)    If no such agreement can be reached after good faith negotiation prior to forty-five (45) days after delivery of an Objection Notice, then upon the expiration of such forty-five (45) day period either the Purchaser or the Stockholder Representative may bring a suit, action, claim or proceeding with respect to the applicable claims in accordance with Section 13.18. Claims finally determined by non-appealable judgment pursuant to any such suit, action, claim or proceeding are referred to as “Resolved Claims.” Within thirty (30) days of a decision requiring payment of a Resolved Claim by an Indemnifying Party to an Indemnified Party, such Indemnifying Party shall make the payment to such Indemnified Party,.
(d)    Payable and Unresolved Claims. A “Payable Claim” shall mean a claim for indemnification of Losses under this Article IX, to the extent that such claim has not yet been satisfied by cash payment, that is (i) a Resolved Claim, (ii) a Settled Claim, or (iii) an Unobjected Claim. An “Unresolved Claim” shall mean any claim for indemnification of Losses under this Article IX specified in any Officer’s Certificate delivered pursuant to Section 9.04(a) or Section 9.06, to the extent that such claim is not a Payable Claim.
9.05    Mitigation. Each Person entitled to indemnification hereunder shall take commercially reasonable steps in accordance with applicable Laws to mitigate all Losses after becoming aware of any event which would reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.
9.06    Defense of Third Party Claims. If the Purchaser becomes aware of a third party claim (a “Third Party Claim”) which the Purchaser reasonably believes in good faith may result in a claim for indemnification pursuant to this Article IX (excluding any Tax Contests, which are governed by Section 11.08), the Purchaser shall promptly deliver an Officer’s Certificate in which it notifies the Stockholder Representative of such claim, but in any event within ten (10) days of receiving any such Third Party Claim (it being understood that the failure to promptly notify the Stockholder Representative shall not impair such claim or any rights or remedies available with respect thereto except to the extent the applicable Indemnifying Party is actually prejudiced thereby), and the Stockholder Representative shall be entitled on behalf of the Stockholders, at their expense, to participate in and to receive copies of all pleadings, notices and communications with respect to, such Third Party Claim, and at its option, the Stockholder Representative shall, by written notice to the Purchaser, be entitled to assume and conduct the defense thereof; provided, however, that the Stockholder Representative may not assume and conduct the defense of such Third Party Claim if (i) the amount of the Third Party Claim exceeds two (2) times (or, in the case of a Third Party Claim relating to the Indemnifiable Matter under Section 9.02(a)(v), one (1) time) the amount that the Indemnifying Parties would be responsible for hereunder (at the time of such Third Party Claim after giving effect to all earlier claims by the Indemnified Parties under this Article IX), (ii) the Third Party Claim relates to or arises in connection with any criminal action, claim, lawsuit or proceeding, (iii) such Third Party Claim seeks equitable relief, unless such claim is incidental to a primary claim for monetary damages, or (iv) such Third Party Claim is by a customer or supplier of the Company and the loss of the commercial relationship with which would be materially adverse to the Company. If not assumed by the Stockholder Representative, the Purchaser shall have the right in its sole discretion to conduct the defense of, and after consultation with the Stockholder Representative, to settle, any such claim and the Stockholder Representative shall be entitled to participate in any negotiation of settlement, adjustment or compromise with respect to any such Third Party Claim; provided that except with the consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter. If the Stockholder Representative shall control the defense of any Third Party Claim, then the Stockholder Representative shall (A) keep the Purchaser reasonably informed regarding such Third Party Claim, (B) give the Purchaser the opportunity to participate in the defense or settlement thereof, (C) give due consideration to the Purchaser’s advice with respect thereto and (D) be entitled to settle such claim; provided that the Stockholder Representative shall obtain the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Third Party Claim or ceasing to defend any such Third Party Claim; provided, further, that the Stockholder Representative shall not enter into any settlement of any Third Party Claim unless such settlement by its terms obligates the Indemnifying Parties to pay the full amount of the Losses subject to indemnification hereunder (and subject to any limitations hereunder) in connection with such Third Party Claim. The Stockholder Representative shall cease defending any Third Party Claim which the parties agree no longer relates to an Indemnifiable Matter. The party controlling the defense of any Third Party Claim shall diligently defend such Third Party Claim.
9.07    Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 9.02 shall be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually recovered by the Indemnified Party from any Third Party with respect thereto (net of any expenses incurred by the Indemnified Party in obtaining such recovery, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums), except to the extent any such insurance proceeds are required to be paid pursuant to Sections 8.03(e) or 9.02(c). If the Indemnified Party actually realizes a Tax Benefit on account of a Loss by reason of the deductibility of such Loss in the taxable year of the Loss or in the subsequent taxable year, and the Indemnified Party (or the Purchaser) is entitled to be, and is in fact, indemnified against such Loss pursuant to this Article IX, the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefit to the extent of the portion of such Loss for which the Indemnified Party received an indemnification payment pursuant to this Article IX. For purposes of this Section 9.07, an Indemnified Party shall be deemed to recognize a tax benefit (a “Tax Benefit”) with respect to a taxable period if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Loss, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Loss (to the extent permitted by applicable Law and treating the Tax items attributable to the Loss as the last items claimed for any taxable year). The Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss or right of a current or former director or officer to contribution, indemnification, advancement or reimbursement to the same extent as it would if such Loss were not subject to indemnification hereunder or the Indemnified Party were responsible for such contribution, indemnification, advancement or reimbursement. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the lesser of (i) the amount of the recovery (net of any expenses incurred by the Indemnified Party in obtaining such recovery, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) and (ii) the amount of the Loss for which the Indemnified Party was indemnified shall be made promptly to the Indemnifying Party. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

9.08    Acknowledgment of the Purchaser and the Merger Sub. Each of the Purchaser and the Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Purchaser and the Merger Sub has relied on the results of its own independent investigation and verification and the representations and warranties of the Company expressly and specifically set forth in Article IV, as modified by the Disclosure Schedules attached hereto. The representations and warranties of the Company in Article IV, as modified by the Disclosure Schedules, constitute the sole and exclusive representations and warranties of the Company and the Non‑Recourse Parties to the Purchaser and the Merger Sub in connection with the transactions contemplated hereby, and each of the Purchaser and the Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company or its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets or relating to any other information provided to Purchaser) are specifically disclaimed by the Company and the Stockholders. Except as expressly provided in this Agreement, none of the Stockholder Representative, the Stockholder Parties, the Company or its Subsidiaries makes or provides, and each of the Purchaser and the Merger Sub hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the Company’s and its Subsidiaries’ assets or any part thereof. In connection with the Purchaser’s and the Merger Sub’s investigation of the Company and its Subsidiaries, each of the Purchaser and the Merger Sub has received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information. Each of the Purchaser and the Merger Sub acknowledges that there are uncertainties inherent in attempting to make estimates, projections and other forecasts and plans, that the Purchaser and the Merger Sub are familiar with such uncertainties and that each of the Purchaser and the Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, each of the Purchaser and the Merger Sub hereby acknowledges that none of the Stockholder Representative, the Stockholders or any of their Affiliates, or their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Stockholder Parties”) is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that neither of the Purchaser or the Merger Sub has relied on any such estimates, projections or other forecasts or plans, in each case except to the extent of the representations and warranties expressly and specifically set forth in Article IV, as modified by the Disclosure Schedules attached hereto. The Purchaser further agrees, for itself and its Affiliates and their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Parties”), that none of the Stockholder Parties or any other Person will have or be subject to any liability to any Purchaser Party or any other Person resulting from the distribution to the Purchaser or any other Purchaser Party, or the Purchaser’s use of, any information other than that contained in the representations and warranties contained in this Article IV (including the certificate of the Company delivered by the Company with respect to the representations and warranties set forth in this Article IV), including any information, document or material made available to the Purchaser or any other Purchaser Party in certain “data rooms,” management presentations or any other form in expectation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the recovery of the Purchaser or the liability of the Company or any of its Affiliates or any Stockholder in the event of actual fraud, except as expressly set forth in Sections 9.03(c) and 9.03(d).
9.09    Tax Treatment. Any payment under this Article IX shall be treated by the parties for U.S. federal, state, local and non‑U.S. income Tax purposes as a purchase price adjustment unless otherwise required by applicable Law.

ARTICLE X

TERMINATION
10.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Purchaser and the Company;
(b)    by the Purchaser, upon written notice to the other parties hereto, if there has been a violation or breach by the Company or Onex of any covenant, representation or warranty contained in this Agreement, which violation or breach (i) would give rise to the failure to be satisfied of any condition to the obligations of the Purchaser or the Merger Sub at the Closing, (ii) has not been waived by the Purchaser and (iii) is incapable of being cured or has not been cured by the Company within thirty (30) days after receipt by the Company of written notice thereof from the Purchaser or the Merger Sub; provided, however, that the Purchaser is not then in material breach of this Agreement so as to cause any condition set forth in Section 3.02 not to be satisfied;
(c)    by the Company, upon written notice to the other parties hereto, if there has been a violation or breach by the Purchaser or the Merger Sub of any covenant, representation or warranty contained in this Agreement, which violation or breach (i) would give rise to the failure to be satisfied of any condition to the obligations of the Company at the Closing, (ii) has not been waived by the Company and (iii) is incapable of being cured or has not been cured by the Purchaser or the Merger Sub within thirty (30) days after receipt by the Purchaser of written notice thereof from the Company (it being understood and agreed that, for purposes of the foregoing clause (iii) and subject to the proviso to this Section 10.01(c), (A) a material breach by the Purchaser of Section 8.09 shall be subject to a shortened five (5) Business Day cure period (after receipt by the Purchaser of such written notice thereof from the Company) and (B) neither the failure of the Purchaser or the Merger Sub to consummate the Closing on the date specified in Section 2.01 nor the failure of the Purchaser to deliver the Merger Consideration or the other payments contemplated by Section 2.02 at the Closing as required hereunder shall be subject to cure hereunder, in each case in this clause (B) if (1) all of the conditions set forth in Section 3.01 and Section 3.02 (in each case other than those to be satisfied at the Closing itself) had been satisfied or waived for the two (2) preceding Business Days, (2) (x) the Company delivered during such two (2) Business Day period the documents required to be delivered by the Company pursuant to Section 3.01(g) (which documents would not be effective until the Closing), (y) Onex delivered during such two (2) Business Day period the documents required to be delivered by Onex pursuant to Section 3.01(h) (which documents would not be effective until the Closing), and (z) the Company and Onex would have satisfied at the Closing all of the other conditions set forth in Section 3.01 to be satisfied at the Closing itself, and (3) the Company did not state during such two (2) Business Day period that it does not intend to proceed with the consummation of the Closing on the date specified in Section 2.01); provided, however, that the Company is not then in material breach of this Agreement so as to cause any condition set forth in Section 3.01 not to be satisfied;
(d)    by the Purchaser or the Company upon written notice to the other parties hereto, if the transactions contemplated hereby have not been consummated on or before 5:00 p.m. New York City time on October 30, 2015 (such time, the “Outside Date”);
(e)    by the Purchaser, upon written notice to the other parties hereto, if either (i) the Stockholder Approval shall not have been obtained or (ii) copies of the consents, joinders, releases and waivers constituting the Stockholder Consent, executed and delivered by the holders of at least seventy-one percent (71%) of the issued and outstanding shares of Common Stock, the holders of at least eighty-seven percent (87%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least eighty-eight percent (88%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock, shall not have been delivered to the Purchaser, in each case within twenty‑four (24) hours following the execution and delivery of this Agreement; provided that such written notice shall have been sent to the Company in accordance with Section 13.05 no later than 5:00 p.m. New York City time on the fifth (5th) Business Day following the expiration of such twenty-four (24) hour period; and
(f)    by the Purchaser, upon written notice to the other parties hereto, if copies of the Joinder and Waiver Agreement executed and delivered by holders of Company Stock (if any) that have not executed and delivered the Stockholder Consent and that, together with the holders of Company Stock that have executed and delivered the Stockholder Consent, constitute the holders of at least eighty-six percent (86%) of the issued and outstanding shares of Common Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series B Preferred Stock, the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series C Preferred Stock, and by the holders of at least ninety-eight percent (98%) of the issued and outstanding shares of Series D Preferred Stock, shall not have been delivered to the Purchaser prior to 5:00 p.m. New York City time on the tenth (10th) Business Day following the execution and delivery of this Agreement; provided that such written notice shall have been sent to the Company in accordance with Section 13.05 no later than 5:00 p.m. New York City time on the fifth (5th) Business Day following the expiration of such ten (10) Business Day period.

10.02    Effect of Termination. In the event this Agreement is terminated by either the Purchaser or the Company in accordance with Section 10.01, the provisions of this Agreement shall immediately become void and of no further force and effect (other than this Section 10.02, Section 7.09(b), Article XII and Article XIII (other than Section 13.20), which shall survive the termination of this Agreement), and there shall be no liability on the part of the Purchaser or the Merger Sub, the Lenders, the Stockholder Representative, the Company or the Stockholders to one another, except for Willful Breaches of this Agreement or any Related Agreement prior to the time of such termination and for actual fraud. For purposes of clarification, the parties acknowledge and agree that if the Purchaser or the Merger Sub does not consummate the Closing on the date specified in Section 2.01 in circumstances in which (a) all of the closing conditions set forth in Section 3.01 and Section 3.02 (in each case other than those to be satisfied at the Closing itself) had been satisfied or waived for the two (2) preceding Business Days, (b) (i) the Company delivered during such two (2) Business Day period the documents required to be delivered by the Company pursuant to Section 3.01(g) (which documents would not be effective until the Closing), (ii) Onex delivered during such two (2) Business Day period the documents required to be delivered by Onex pursuant to Section 3.01(h) (which documents would not be effective until the Closing), and (iii) the Company and Onex would have satisfied at the Closing all of the other conditions set forth in Section 3.01 to be satisfied at the Closing itself, and (c) the Company did not state during such two (2) Business Day period that it did not intend to proceed with the consummation of the Closing on the date specified in Section 2.01, such event shall be deemed to be a Willful Breach of this Agreement by such Person. Correspondingly, the parties acknowledge and agree that if the Company does not consummate the Closing on the date specified in Section 2.01 in circumstances in which (a) all of the closing conditions set forth in Section 3.01 and Section 3.02 (in each case other than those to be satisfied at the Closing itself) had been satisfied or waived for the two (2) preceding Business Days, (b) the Purchaser and the Merger Sub (i) delivered during such two (2) Business Day period the documents required to be delivered by the Purchaser and the Merger Sub pursuant to Section 3.02(e) (which documents would not be effective until the Closing) and would have satisfied at the Closing all of the other conditions set forth in Section 3.02 to be satisfied at the Closing itself, and (c) the Purchaser did not state during such two (2) Business Day period that it did not intend to proceed with the consummation of the Closing on the date specified in Section 2.01, such event shall be deemed to be a Willful Breach of this Agreement by the Company.
ARTICLE XI

ADDITIONAL COVENANTS; TAX MATTERS
11.01    Disclosure Generally. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules.
11.02    Provision Respecting Legal Representation. It is acknowledged by each of the parties hereto that each of the Stockholder Representative, Company, their Subsidiaries and Onex have retained K&E to act as its counsel in connection with the transactions contemplated hereby and that K&E has not acted as counsel for any other party hereto in connection with the transactions contemplated hereby and that none of the other parties hereto has the status of a client of K&E for conflict of interest or any other purposes as a result thereof. The Purchaser, the Merger Sub, the Stockholder Representative, the Company, and their respective Subsidiaries hereby agree, on their own behalf and on behalf of their respective directors, equityholders, members, partners, officers, employees and affiliates, that, in the event that a dispute arises after the Closing between the Purchaser, the Surviving Corporation, and/or its Subsidiaries on the one hand, and the Stockholder Representative, Onex or their respective Affiliates, on the other hand, K&E may represent the Stockholder Representative, Onex and/or such Affiliates in such dispute even though the interests of the Stockholder Representative, Onex and/or such Affiliates may be directly adverse to the Purchaser, the Surviving Corporation or its Subsidiaries, even though K&E may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser, the Surviving Corporation or any of their Subsidiaries. The Purchaser and the Merger Sub further agree that, as to all communications among K&E, the Company, its Subsidiaries, the Stockholder Representative, Onex and/or any of their respective Affiliates with respect to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Stockholder Representative and may be controlled by the Stockholder Representative and shall not pass to or be claimed by the Purchaser, the Surviving Corporation or any of their Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Surviving Corporation or any of their Subsidiaries and a Third Party after the Closing, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by K&E to such Third Party; provided, however, that neither the Surviving Corporation nor its Subsidiaries may waive such privilege without the prior written consent of the Stockholder Representative and Onex.
11.03    Tax Shelter. The Purchaser shall not take any action with respect to the Company that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001‑16 and 2008‑11.
11.04    Transfer Taxes. Notwithstanding any other provision of this Agreement, all transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax, or other similar Tax imposed on the Company or the Stockholders as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes, shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Stockholders.
11.05    Tax Sharing Agreements. Any and all existing Tax sharing or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company other than one of its Subsidiaries, on the other hand, shall be terminated and all payables and receivables arising thereunder shall be settled, in each case prior to the Closing Date. After the Closing Date, neither the Company nor any of its Subsidiaries shall have any further rights or liabilities thereunder or under any payables or receivables arising thereunder.
11.06    Tax Returns.

(a)    The Purchaser shall prepare and file (or cause to be prepared and filed), all Tax Returns with respect to the Company and its Subsidiaries with respect to taxable periods that end before or include the Closing Date that are required to be filed after the Closing Date. Each such Tax Return shall be prepared in a manner consistent with the Company’s past practice except as otherwise required by applicable Law. The Purchaser shall permit the Stockholder Representative to review and comment on each such Tax Return prior to its filing and shall make any revisions to such Tax Returns that are reasonably requested by the Stockholder Representative and are not inconsistent with the standard set forth in the preceding sentence of this Section 11.06(a).
(b)    Without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, the Purchaser will not (i) file or amend or permit any of the Company or any of its Subsidiaries to file or amend any Tax Return of the Company or any of its Subsidiaries relating to a taxable period that ends before or includes the Closing Date, (ii) extend or waive, or cause to be extended or waived, or permit the Company or any of its Subsidiaries to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a taxable period of the Company or any of its Subsidiaries that ends before or includes the Closing Date, or (iii) make or change or permit any of the Company or any of its Subsidiaries to make or change any Tax election or accounting method with respect to the Company or any of its Subsidiaries that has retroactive effect to any taxable period that ends before or includes the Closing Date.
11.07    Tax Cooperation. The Company agrees to furnish or cause to be furnished to the Purchaser and its Affiliates at any time after the date hereof, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company or any of its Subsidiaries, as is reasonably requested for the filing of any Tax Returns, for the evaluation of the Company and its Subsidiaries’ Tax positions, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim.
11.08    Tax Contests. After the Closing, the Purchaser shall promptly notify the Stockholder Representative in writing of the proposal or commencement of any Tax Contest which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 9.02. Such notice shall contain factual information (to the extent known to the Purchaser, the Surviving Corporation or any of its Subsidiaries) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Governmental Entity in respect of any such asserted Tax liability. The failure to provide such notice shall not relieve the Stockholders of any liability hereunder except to the extent that such failure results in actual prejudice to the rights of the Stockholders with respect to such asserted Tax liability. In the case of a Tax Contest that relates solely to a Pre‑Cutoff Tax Period (other than a Straddle Period or portion thereof), the Stockholder Representative may elect to direct and control, through counsel of its own choosing, any Tax Contest involving any asserted Tax liability with respect to which indemnity may be sought pursuant to Section 9.02(a)(iv). If the Stockholder Representative elects to direct a Tax Contest, the Stockholder Representative shall within sixty (60) days (but in all events in a timely manner, and without any delay that would prejudice the Purchaser or the

Surviving Corporation or any of its Subsidiaries in respect of such Tax Contest) of receipt of the notice of asserted Tax liability notify the Purchaser of its intent to do so, and the Purchaser shall cooperate and shall cause the Surviving Corporation and its Subsidiaries to fully cooperate, at the Stockholders’ expense, in each phase of such Tax Contest; provided, however, that the Purchaser, the Surviving Corporation and its Subsidiaries shall have the right to participate, at such Person’s expense, in each phase of such Tax Contest. If the Stockholder Representative elects to direct the Tax Contest, the Stockholder Representative may not settle or compromise any asserted liability without prior written consent of the Purchaser (which shall not be unreasonably conditioned, delayed, or withheld) to the extent such settlement or compromise could have a material effect on any Tax liability of the Purchaser, the Surviving Corporation or any of its Subsidiaries in a taxable period beginning after the date of the Latest Balance Sheet or the portion of a Straddle Period beginning after the date of the Latest Balance Sheet. For the avoidance of doubt, an election by the Stockholder Representative to direct a Tax Contest shall constitute an acknowledgement of the Stockholders’ liability to indemnify the Purchaser to the extent required under Article IX with respect to the relevant Tax. If (a) the Stockholder Representative elects not to direct a Tax Contest described in the first sentence of this Section 11.08 or (b) a Tax Contest relates to a Straddle Period, the Purchaser, the Surviving Corporation or any of its Subsidiaries may assume control of such Tax Contest (at the Purchaser’s expense). However, in such case, none of the Purchaser, the Surviving Corporation or any of its Subsidiaries may settle or compromise any asserted liability in connection with such Tax Contest without prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of any conflict between the provisions of this Section 11.08 and any other section of the Agreement, this Section 11.08 shall control.
11.09    Tax Refunds. Any refunds (or credits for overpayment) of Taxes incurred by the Company or any of its Subsidiaries and attributable to any Pre-Cutoff Tax Period (or portion thereof, determined in accordance with the principles set forth in the definition of Pre-Cutoff Straddle Period Taxes), including any interest received from a Governmental Entity thereon, that is actually received in cash or by credit by the Company or its Subsidiaries, shall be for the account of the Stockholders; provided, however, that the Purchaser shall not be required to pay the Stockholders pursuant to this Section 11.09 to the extent that (a) there are any Taxes that have been finally determined and are required to be paid by the Stockholders pursuant to Section 9.02(a)(i) or Section 9.02(a)(iv) and which the Stockholders have not yet paid as of the date such refund or credit is received, (b) such refund or credit was accrued as a current and normal asset in the Latest Financial Statements, or (c) such refund or credit arose from the carryback of losses, credits or other Tax attributes from a taxable period (or portion thereof) beginning after the date of the Latest Balance Sheet. Upon the Purchaser’s, the Company’s, or any Subsidiary’s receipt of any such refund or claim of such credit, Purchaser and the Company, jointly and severally, shall pay or cause to be paid to the Stockholder Representative, for the benefit of the Stockholders, by wire transfer of immediately available funds, any such refund (or the amount of any such credit), including any interest thereon, but net of any Taxes imposed thereon and reasonable expenses incurred in connection therewith. If a refund or credit that has been paid to the Stockholders is later denied or disallowed, the Stockholders shall pay or cause to be paid to the Purchaser (or, at the Purchaser’s direction, to the Surviving Corporation or any of its Subsidiaries) the amount of any such refund or credit plus any interest owed to the relevant Governmental Entity in respect of such denial or disallowance.

11.10    Pre-Cutoff NOL Benefits.
(a)    If the Purchaser or any of its Affiliates (including the Company and each of its Subsidiaries) realizes a Pre-Cutoff NOL Benefit that is attributable to any taxable period (or portion thereof) beginning on or after the date immediately following the date of the Latest Balance Sheet and ending on or before the last day of the Company’s tenth (10th) full tax year following the date of the Latest Balance Sheet that is attributable to any net operating loss that arose in any taxable period (or portion thereof) ending on or before the date of the Latest Balance Sheet (each such attribute, a “Pre-Cutoff NOL”), the Purchaser shall pay or cause to be paid to the Stockholder Representative, for the benefit of the Stockholders, an amount equal to fifty percent (50%) of the amount of such Pre-Cutoff NOL Benefit; provided that for purposes of this Section 11.10, Pre-Cutoff NOL Benefits shall not include any refunds or credits governed by Section 11.09.
(b)    For purposes of this Section 11.10, a “Pre-Cutoff NOL Benefit” shall be deemed to be realized in a taxable period and attributable to a Pre-Cutoff NOL if, and to the extent that, the Purchaser’s or any of its Affiliates’ hypothetical cumulative liability for Taxes for such taxable period, calculated by excluding the relevant Pre-Cutoff NOL, exceeds the Purchaser’s or any of its Affiliates’ actual liability for Taxes for such taxable periods, as shown on the Purchaser’s or any of its Affiliates’ annual tax returns filed in respect of such taxable period, calculated by taking into account the relevant Pre-Cutoff NOL. In the case of a Pre-Cutoff NOL Benefit attributable to a Pre-Cutoff NOL that is used to reduce Taxes owed by a non-U.S. Subsidiary of the Company, the aggregate amount of the Pre-Cutoff NOLs that are attributes of the Company and its U.S. Subsidiaries (i) shall be deemed, for purposes of this Section 11.10, to be reduced by the amount of the Pre-Cutoff NOL that is used to reduce Taxes owed by such non-U.S. Subsidiary of the Company and (ii) shall be deemed, for purposes of this Section 11.10, to be increased by the amount distributed by such non-U.S. Subsidiary that is treated as dividend income for U.S. income Tax purposes (but only to the extent such dividend income is actually offset and reduced by Pre-Cutoff NOLs of the Company and/or any of its U.S. Subsidiaries) after the date on which such Pre-Cutoff NOL Benefit was realized and until such non-U.S. Subsidiary has distributed to the Company (or any U.S. Subsidiary of the Company) earnings equal to the full amount of such Pre-Cutoff NOL that is used to reduce Taxes owed by such non-U.S. Subsidiary of the Company.
(c)    Any payment due to the Stockholder Representative pursuant to this Section 11.10 with respect to such Pre-Cutoff NOL Benefit shall be made by wire transfer or immediately available funds within ten (10) Business Days following the date on which the Purchaser or its Affiliate (as applicable) realizes such Pre-Cutoff NOL Benefit in the form of a reduction in the amount of Tax that would otherwise have been payable if the amount of such Pre-Cutoff NOL Benefit had been zero. Following the Closing, the Purchaser shall, and shall cause its Affiliates (including the Company and each of its Subsidiaries) to, make all elective Tax reporting determinations that could reasonably be expected to affect the amount of any Pre-Cutoff NOL Benefits that could be payable to the Stockholder Representative pursuant to this Section 11.10 as though the Purchaser were the only party in interest with respect to such Pre-Cutoff NOL Benefits; provided that nothing in this sentence shall require the Purchaser, the Company or any Subsidiary to take any action (or to refrain from doing so), to to make (or refrain from making) any Tax reporting determination that is not elective. Each payment made to the Stockholder Representative shall be accompanied by a reasonably detailed written description of the nature of the Pre-Cutoff NOL Benefit with respect to which such payment is being made and the calculation of the amount of such Pre-Cutoff NOL Benefit.  At the Stockholder Representative’s written request, the Purchaser shall permit the Stockholder Representative or its designee to review (but not retain any copy of) those portions of any Tax Return that reflects, or that the Stockholder Representative could reasonably expect to reflect, a Pre-Cutoff NOL Benefit required to be shared by the Purchaser with the Stockholders pursuant to this Section 11.10.
(d)    If, after the payment of any amount due to the Stockholder Representative pursuant to this Section 11.10 with respect to a Pre-Cutoff NOL Benefit, any Tax Contest relating to the Pre-Cutoff NOL which gave rise to such Pre-Cutoff NOL Benefit is proposed or commenced, the Purchaser, the Surviving Corporation or any of its Subsidiaries shall control such Tax Contest (with expenses relating to such Tax Contest borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Stockholders). However, in such case, none of the Purchaser, the Surviving Corporation or any of its Subsidiaries may settle or compromise any aspect of such Tax Contest that relates solely to such Pre-Cutoff NOL without prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed). If, after the payment of any amount due to the Stockholder Representative pursuant to this Section 11.10 with respect to a Pre-Cutoff NOL Benefit, the Pre-Cutoff NOL which gave rise to such Pre-Cutoff NOL Benefit is later denied or disallowed, the Stockholders shall pay or cause to be paid to the Purchaser (or, at the Purchaser’s direction, to the Surviving Corporation or any of its Subsidiaries) the amount previously paid to the Stockholder Representative pursuant to this Section 11.10 with respect to such Pre-Cutoff NOL Benefit plus any interest owed to the relevant Governmental Entity in respect of such denial or disallowance.
ARTICLE XII

DEFINITIONS
12.01    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
“Additional Per Share Consideration” means, with respect to each share of Company Stock that a Stockholder owns as of immediately prior to the Effective Time, a non‑transferable contingent right to an amount in cash equal to the amount of any Additional Consideration to which such Stockholder becomes entitled pursuant to the definition of Additional Consideration with respect to such share.
“Additional Consideration” means the aggregate amount of any consideration paid to the Stockholders after the Closing under this Agreement (including pursuant to Section 11.10). Any such Additional Consideration shall be distributed with respect to each Company Share to each

Person who or which held such Company Share immediately prior to the Effective Time according to the amount that such holder would have received with respect to such Company Share if such Additional Consideration had increased the Adjusted Consideration (as further adjusted by any previously paid Additional Consideration or payment obligation according to his, her or its Indemnity Pro Rata Share) at the Closing.
“Adjusted Consideration” means (i) the Base Consideration, minus (ii) the amount of the Indebtedness Adjustment, minus (iii) the amount, if any, by which the Closing Net Indebtedness exceeds the Maximum Net Indebtedness Amount (it being understood that any amount deducted pursuant to his clause (iii) shall not also form the basis for any indemnification claim under this Agreement), as set forth in the Closing Net Indebtedness Statement, plus (iv) the amount of the Cash Adjustment, minus (v) the amount of the Transaction Expenses, as set forth in the Transaction Expense Statement; provided that if the Adjusted Consideration would be a negative amount, the Adjusted Consideration shall be equal to zero.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Base Consideration” means $830,000,000.
“Business Day” means any day other than a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.
“Canada Exchange Subsidiary” means 1293220 Ontario Inc., a corporation existing under the Laws of Ontario.
“Cap Amount” means $3,600,000.
“Cash” means, with respect to the Company and its Subsidiaries, all cash, cash equivalents and marketable securities held by the Company or its Subsidiaries, net of any overdrawn amounts or amounts due in respect of overdraft.
“Cash Bonus Plans” means a cash incentive bonus plan, other than any cash incentive bonus plan that is currently being or would have, in accordance with past practice, been directly approved by the Compensation Committee of the Board of Directors of the Company, for site-based employees of the Company and its Subsidiaries whose base salary is less than $250,000 per year, which is granted in the Ordinary Course of Business and which does not exceed $70,000 per employee per year.
“Change in Control Payments” means any amounts (i) payable at or prior to the Closing to any Employee or Independent Contractor as a result of or in connection with the transactions contemplated by this Agreement and (ii) payable after the Closing to any Employee or Independent Contractor solely as a direct result of the Company’s actions prior to the Closing, including (A) any change in control or similar payments and any deal, retention, stay, transaction or similar bonuses or compensatory payments and (B) any employment, payroll or similar Taxes payable by the Company or any of its Subsidiaries with respect to any of the foregoing amounts.
“Closing Conversion Value” means, with respect to a share of Preferred Stock issued and outstanding immediately prior to the Effective Time, the product obtained by multiplying (i) the number of shares of Common Stock into which such share of Preferred Stock is convertible as of immediately prior to the Effective Time in accordance with the Company Charter by (ii) the product obtained by multiplying the Per Share Portion by the Closing Common Merger Consideration.
“Company Charter” means the Company’s Third Amended and Restated Certificate of Incorporation, collectively with all certificates of designations, preferences and rights of the preferred stock issued and effective pursuant thereto.
“Company Intellectual Property” means any and all Intellectual Property that is owned by the Company or any of its Subsidiaries.
“Closing Net Indebtedness” means the Indebtedness of the Company and its Subsidiaries as of the Closing Date, minus the Cash of the Company and its Subsidiaries as of the Closing Date. For purposes of this definition, the term Indebtedness shall be deemed to include any letters of credit of the Company and its Subsidiaries as of the Closing Date, it being understood that letters of credit are not included in the definition of Indebtedness for any purpose other than this definition and are not included in the Cash and Indebtedness Schedule.
“Company Products” means all products or services (including any Software product and any Software‑as‑a‑service offering) developed (including in development), manufactured, sold, licensed, leased, offered, provided or delivered by the Company or any of its Subsidiaries.
“Company Recommendation” means the unanimous recommendation of the board of directors of the Company that the stockholders of the Company adopt this Agreement and approve the transactions contemplated hereby, including the Merger.
“Company Registered Intellectual Property” means all of the Registered Intellectual Property included in the Company Intellectual Property.
“Company SEC Documents” means all reports, schedules, forms, statements, certifications and other documents filed by the Company with or furnished by the Company to the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto).
“Competing Proposal” means, other than the transactions contemplated hereby, any bona fide proposal or offer (other than a proposal or offer by Purchaser or any of its Subsidiaries), including any amendments, adjustments, changes, revisions and supplements thereto, from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book‑value basis; (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Third Party of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, taken as a whole as determined on a book‑value basis; (iii) the acquisition in any manner, directly or indirectly, by any Third Party of fifteen percent (15%) or more of the issued and outstanding shares of Common Stock, or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the Common Stock or any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book‑value basis.
“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading and (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information.
“Contract” means a written or binding oral contract, agreement, arrangement, understanding, lease or license.
“Dissenting Share” means any share of Company Stock held of record by any Person who or that has exercised his, her, or its appraisal rights under the DGCL.
“EC Merger Regulation” means Council Regulation (EC) No. 139/2004 of 20th January, 2004, on the control of concentrations between undertakings.
“Employees” means all managing directors, directors, officers and employees of the Company and its Subsidiaries.
“Environmental Requirements” means all applicable Laws concerning (i) pollution or protection or cleanup of the environment or natural resources; (ii) any Release of a Hazardous Substance, including investigation or remediation of or other action in response to such Release; (iii) the management, manufacture, processing, use, treatment, handling, storage, disposal, transportation, re‑use, recycling or reclamation of any Hazardous Substance; or (iv) public or occupational health and safety, as related to exposure to Hazardous Substances.
“Exchangeable Share” means an Exchangeable Share of the Canada Exchange Subsidiary (as defined in the Articles of Incorporation of such entity).
“Existing Indentures” means (i) the Indenture governing the 11.5% Senior Notes due 2018 and dated as of March 18, 2010, among SITEL LLC, SITEL Finance Corp. and U.S. Bank National Association, as trustee, and (ii) the Indenture governing the 11.0% Senior Secured Notes due 2017 and dated as of April 20, 2012, among SITEL LLC, SITEL Finance Corp. and U.S. Bank National Association, as trustee, in each case, as amended, supplemented, modified, replaced or refinanced from time to time.

“Fundamental Representations” means the representations and warranties contained in Section 4.01 (Organization and Organizational Power), Section 4.02 (Subsidiaries), Section 4.03 (Authorization; No Breach; Valid and Binding Agreement) and Section 4.04 (Capitalization).
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Entity” means any federal, national, state, foreign, international, provincial, local or other government or any governmental, regulatory, administrative or self‑regulatory or quasi‑governmental authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
“Hazardous Substances” means any toxic, hazardous or deleterious substances, materials, wastes or agents, including petroleum or any fraction thereof, asbestos, polychlorinated biphenyls, and toxic mold or fungus.
“In‑License” means any contracts in effect as of the date of this Agreement pursuant to which the Company or any of its Subsidiaries receives a right to use or license to or under any Intellectual Property of a Third Party, including any contracts containing covenants not to sue or non‑assertion provisions.
“Indebtedness” of any Person means, as of any specified date, the amount equal to the sum (without any double‑counting) of the following obligations (whether or not then due and payable), to the extent they are the obligations of such Person or any of its Subsidiaries, including through the grant of a security interest upon any assets of such Person: (i) any indebtedness for borrowed money (including the issuance of any debt security), (ii) accrued interest payable with respect to Indebtedness referred to in clause (i) or any of the following clauses of this definition, in each case to the extent not already included therein, (iii) all obligations evidenced by notes, bonds, debentures, mortgages or other similar instruments (whether or not convertible) or arising under indentures, (iv) all obligations as lessee that would be required to be capitalized in accordance with GAAP, (v) any liability, as determined under GAAP, for defined benefit pension, post-retirement, or post-employment benefits, as well as any obligation for long-service awards (e.g., jubilee benefits) in all cases where attributable to the British Rail pension obligations, (vi) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (v) were prepaid, extinguished, unwound and settled in full as of the Closing Date, and (vii) any direct or indirect guarantee of any Indebtedness, or other forms of credit support, or debt securities of any other Person. Indebtedness shall exclude any operating lease obligations, any inter‑company indebtedness among the Company and any of its wholly owned Subsidiaries, and any fees or expenses that are or would be Transaction Expenses at the Closing.
“Indemnity Pro Rata Share” means, with respect to each Stockholder and with respect to a payment obligation of (or to) the Stockholders hereunder, the decrease (or increase) in the aggregate amount of consideration to which such Stockholder would have become entitled at the Closing pursuant to Sections 1.02(a) through 1.02(d) if such payment obligation had decreased (or increased)

the Adjusted Consideration (as further adjusted by any prior Additional Consideration or similar payment obligation) at the Closing.
“Independent Contractors” means natural persons who are free‑lancers, temporary or agency workers, sub‑contractors, commercial agents, consultants, advisors and persons of a similar status that provide services to the Company or any of its Subsidiaries.
“Intellectual Property” means any and all intellectual property and similar proprietary rights, including such rights in, to, or arising under the following, worldwide: (i) works of authorship, copyrights designs, databases, and data compilations; (ii) trademarks, trade names, logos, service marks, trade dress and certification marks together with the goodwill symbolized by or associated with any of the foregoing; (iii) patents and patent applications, inventions (whether or not patentable), invention disclosures, and utility models; (iv) Internet domain names, web addresses and social media identifiers; (v) Software; (vi) trade secrets, know‑how and confidential or proprietary information including customer, financial or technical data, methods and processes, and models and algorithms (“Trade Secrets”); and (vii) any registrations or applications for registration for any of the foregoing items in clauses (i), (ii), (iii) and (iv), including any provisionals, divisions, continuations, continuations‑in‑part, renewals, reissuances, re‑examinations and extensions (as applicable).
“IT Systems” means the information technology, hardware, Software and telecommunications systems used by the Company or its Subsidiaries.
“Law” means any international, federal, national, state, foreign, provincial, local or other law, constitution, treaty, convention, code, rule, regulation, judgment, injunction, order, ordinance, statute or decree of any court or other Governmental Entity.
“Lenders” means Société Générale, SG Americas Securities, LLC, BNP Paribas and BNP Paribas Securities Corp.
“Liens” means any encumbrance, hypothecation, infringement, lien (statutory or other), deed of trust, mortgage, easement, encroachment, pledge, restriction (including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership), security interest, option, title retention or other security arrangement, any license, sublicense, right of way, right of first refusal, right of first offer, community property interest, equitable interest, or any other adverse right or interest, charge or claim of a similar nature in or on any asset, property or property interest.
“Liquidation Value” means (i) with respect to a share of Series B Preferred Stock, the Series B Liquidation Value, (ii) with respect to a share of Series C Preferred Stock, the Series C Liquidation Value, and (iii) with respect to a share of Series D Preferred Stock, the Series D Liquidation Value.
“Marketing Period” means the first period of eighteen (18) consecutive Business Days after the date of this Agreement throughout which:

(i) the Purchaser shall have received from the Company all of the Required Information and such Required Information is Compliant; provided that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (i) unless the Purchaser in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant); and
(ii) the conditions set forth in Section 3.01 shall be satisfied or waived (other than the condition described in Section 3.01(g)(vi) or that by their nature can only be satisfied on the Closing or two (2) Business Days before the Closing, but subject to the satisfaction or due waiver of such condition) and nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming that the Closing Date were to be scheduled for any time during such eighteen (18) consecutive Business Day period.
Notwithstanding anything to the contrary in this definition, the Marketing Period shall not commence and shall be deemed not to have commenced if on or prior to the completion of such eighteen (18) consecutive Business Day period, (1) the Company has publicly announced its intention to, or determines that it must, restate any financial statements or financial information included in the Required Information in any material respect, or any such restatement is under consideration, in which case, the Marketing Period shall not be deemed to have commenced unless and until such restatement has been completed and the applicable Required Information has been amended and updated, (2) any Required Information would not be Compliant at any time during such eighteen (18) consecutive Business Day period, in which case the Marketing Period shall not be deemed to have commenced until the Required Information is Compliant or (3) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained in the Required Information or incorporated therein by reference, in which case the Marketing Period shall not be deemed to have commenced until all such reports have been filed and the applicable Required Information has been amended and updated; provided that if the Marketing Period has not been completed on or prior to August 21, 2015, the Marketing Period shall commence no earlier than September 8, 2015; provided, further, that the Marketing Period shall end on any earlier date on which the full amount of the Debt Financing is funded.
“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to (a) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company or any of its Subsidiaries to perform its obligations under, and consummate the transactions contemplated by, this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the announcement or pendency of the transactions contemplated by this Agreement; (ii) conditions generally affecting the industry in which the Company and its Subsidiaries participate, the U.S. economy as a whole or the capital markets in general (including currency fluctuations) or the markets in which the Company and its Subsidiaries operate; (iii) compliance with the terms of, or the taking of any action expressly required by, this Agreement (it being understood that any change, effect, event, occurrence, state of facts or development attributable to compliance by the Company with its obligations under Section 7.01 shall be excluded from this clause (iii)); (iv) any change in, or proposed or potential change in, applicable Laws or the interpretation thereof (including any mandatory increase in minimum wage standards); (v) actions required to be taken under applicable Laws; (vi) any change in GAAP or other accounting requirements or principles or the interpretation thereof; (vii) the failure of the Company or its Subsidiaries to meet or achieve the results set forth in any projection or forecast (provided, that this clause (vii) shall not prevent a determination that any change, effect, event, occurrence, state of facts or development underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change, effect, event, occurrence, state of facts or development is not otherwise excluded from this definition of Material Adverse Effect)); (viii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; (ix) seasonal fluctuations in the business of the Company and its Subsidiaries; (x) any matter to which the Purchaser has consented or hereafter consents in writing; (xi) the fact that the prospective owner of the Company or any Subsidiary of the Company is the Purchaser or any Affiliate of the Purchaser; (xii) any change in the cost, availability or other terms of any financing necessary for the Purchaser to consummate the transactions contemplated hereby; ; provided that (a) in the case of clauses (ii), (iv), (vi) and (viii) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then the disproportionate aspect of such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Material Adverse Effect has or will occur and (b) in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, there shall be taken into account any right to insurance or indemnification available to the Company or any of its Subsidiaries as well any costs or expenses that would reasonably be expected to be incurred in exercising such right, including collection costs and reserves, deductibles, premium adjustments, retrospectively rated premiums and harm to the relationship of the Company or any of its Subsidiaries with the Person providing such insurance or indemnification.
“Maximum Net Indebtedness Amount” means $795.7 million.
“Non‑Recourse Party” means, with respect to a party to this Agreement, any of such party’s former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, representatives, Lenders, Affiliates, members, managers, general or limited partners, management companies, portfolio companies, financing sources, incorporators, attorneys, successors or assignees (or any former, current or future holder of any equity, general or limited partnership or limited liability company interest, controlling Person, director, officer, employee, agent, representative, Lender, Affiliate, member, manager, general or limited partner, management company, portfolio company, financing source, incorporator, attorney, successor or assignee of any of the foregoing).
“Onex Corporation” means Onex Corporation, a Canadian corporation.
“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software”, “free software”, “copyleft” or under a similar licensing or distribution model, or under a contract that requires as a condition of its use, modification or distribution that it, or other Software with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge, be licensed for the purpose of making derivative works or be licensed, distributed or conveyed under the same terms as such contract (including Software licensed under any license listed at www.opensource.org).
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with regard to nature, frequency and magnitude.
“Out‑License” means any contract to which the Company or any of its Subsidiaries are a party as of the date of this Agreement and under which the Company or a Subsidiary has licensed any Company Intellectual Property to any Third Party, including any contracts containing covenants not to sue or non‑assertion provisions.
“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and/or its Subsidiaries in each case, only if adequate reserves with respect thereto have specifically been established in the Financial Statements; (ii) mechanics’, carriers’, workers’, repairers’ and similar common law or statutory Liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent or that are being contested in good faith by appropriate proceedings, for which adequate reserves have specifically been established in the Financial Statements and which are not, individually or in the aggregate, significant; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Real Property which are not violated by the current use and operation of the Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property that are disclosed in publicly recorded documents which, individually or in the aggregate, do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ businesses or the value or marketability of title of the property subject thereto; (v) public roads and highways; (vi) matters which would be disclosed by an inspection or accurate survey of each parcel of real property (provided that such state of facts shall not consist of any material encroachment or other material defect); (vii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) Liens arising in connection with sales of foreign receivables; (ix) Liens on goods in transit incurred pursuant to documentary letters of credit; (x) purchase money Liens and Liens securing rental payments under capital lease arrangements with Third Parties entered into in the Ordinary Course of Business that are not, individually or in the aggregate, significant; (xi) non‑exclusive licenses to customers to use the Company Products in the Ordinary Course of Business; and (xii) Liens set forth on the Liens Schedule.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.
“Personal Data” means any and all information that, alone or in combination with any other information, can reasonably be associated with an individual natural person, including information that identifies or could be used to identify an individual natural person, including name, physical address, telephone number, email address, financial account number, government‑issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status). Personal Data also includes an individual’s voice and likeness.
“Pre-Cutoff Straddle Period” means the portion of the Straddle Period ending on the date of the Latest Balance Sheet.
“Pre-Cutoff Straddle Period Taxes” means Taxes of the Company or any of its Subsidiaries relating or attributable to the Pre-Cutoff Straddle Period. For purposes of this Agreement, in order to apportion appropriately any Taxes relating to a Straddle Period, the portion of any Taxes that are relating or attributable to the Pre-Cutoff Straddle Period shall be (i) in the case of income Taxes and all other Taxes that are not imposed on a periodic basis, the amount that would be payable if the taxable year or period ended on the Closing Date based on an interim closing of the books and (ii) in the case of any Taxes that are imposed on a periodic basis, the amount of such Taxes for the relevant period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.
“Pre-Cutoff Tax Period” means any taxable period (or a portion thereof) ending on or prior to the date of the Latest Balance Sheet and includes the Pre‑Cutoff Straddle Period.
“Pre-Cutoff Taxes” means any Taxes of the Company or any of its Subsidiaries relating or attributable to any Pre‑Cutoff Tax Period (regardless of whether or not a Tax Return is required to be filed with respect to such Taxes or such Taxes are required to be paid before or after the date of the Latest Balance Sheet or the Closing Date, and including any Pre‑Cutoff Straddle Period Taxes).
“Preferred Stock” means the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock, collectively.
“Real Property” means the Owned Real Property and the Leased Real Property.
“Registered Intellectual Property” means Intellectual Property that has been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity (including domain name registrars), or any applications for any of the foregoing.

“Related Agreements” means documentation constituting the Stockholder Consent, the Joinder and Waiver Agreements, the Letters of Transmittal, and all other agreements and certificates executed and delivered by or on behalf of the Company, Onex, any officers of the Company or Onex in their capacity as such, or any of the Stockholders in connection with this Agreement or any of the foregoing or any of the transactions contemplated hereby or thereby.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment, including the migration of any released Hazardous Substances through or in the environment.
“Restricted Stock Plans” means those certain Restricted Stock Unit Plan and Agreements and Restricted Stock Grant Plan and Agreements, entered into by and between the Company and employees of the Company.
“Sanctioned Country” means Crimea, Cuba, Iran, North Korea, Sudan, Syria, and any other country or territory with which dealings are broadly restricted or prohibited by any Sanctions Laws.
“Sanctioned Person” means any Person targeted by economic sanctions, trade or export restrictions, or similar restrictions imposed by the United States, the United Kingdom, or the European Union, including (i) any Person identified in any sanctions list maintained by (A) the United States government, including the United States Department of Treasury, Office of Foreign Assets Control (“OFAC”), the United States Department of Commerce, Bureau of Industry and Security (“BIS”), and the United States Department of State; (B) the government of the United Kingdom, including HM Treasury; or (C) the European Union; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; or (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in (i) or (ii).
“Sanctions Laws” means all Laws concerning embargoes, economic sanctions, or export restrictions, including all Laws adopted by the relevant jurisdiction’s Governmental Entities relating to the same or similar subject matter as such laws and regulations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, or the U.S. Department of State, Office of Economic Sanctions Policy and Implementation and Directorate of Defense Trade Controls (or their respective successors), of the following jurisdictions: (i) the United States, (ii) the European Union, (iii) the United Kingdom, or (iv) any other country in which a Group Company operates.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series B Liquidation Value” means, with respect to a share of Series B Preferred Stock, the Liquidation Preference for such share (as defined in the Company Charter) plus all accumulated and unpaid dividends thereon with respect to such share up to and immediately prior to the Effective Time, as determined in accordance with the Company Charter; provided that if (x) the Series B Liquidation Value exceeds (y) the amount obtained by dividing (i) (A) the Adjusted Consideration minus (B) the Canada Dividend Amount minus (C) the Series D Liquidation Amount minus (D) the Series C Liquidation Amount by (ii) the number of shares of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, then the Series B Liquidation Value shall be equal to such amount described in the foregoing clause (y); provided, further, that if the Series B Liquidation Value would be a negative amount, the Series B Liquidation Value shall be equal to zero.
“Series C Liquidation Value” means, with respect to a share of Series C Preferred Stock, the Liquidation Preference for such share (as defined in the Company Charter) plus all accumulated and unpaid dividends thereon with respect to such share up to and immediately prior to the Effective Time, as determined in accordance with the Company Charter; provided that if the (x) Series C Liquidation Value exceeds (y) the amount obtained by dividing (i) (A) the Adjusted Consideration minus (B) the Canada Dividend Amount minus (C) the Series D Liquidation Amount by (ii) the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, then the Series C Liquidation Value shall be equal to such amount described in the foregoing clause (y); provided, further, that if the Series C Liquidation Value would be a negative amount, the Series C Liquidation Value shall be equal to zero.
“Series D Liquidation Value” means, with respect to a share of Series D Preferred Stock, the Liquidation Preference for such share (as defined in the Company Charter) plus all accumulated and unpaid dividends thereon with respect to such share up to and immediately prior to the Effective Time, as determined in accordance with the Company Charter; provided that if (x) the Series D Liquidation Value exceeds (y) the amount obtained by dividing (i) (A) the Adjusted Consideration minus (B) the Canada Dividend Amount by (ii) the number of shares of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time, then the Series D Liquidation Value shall be equal to such amount described in the foregoing clause (y); provided, further, that if the Series D Liquidation Value would be a negative amount, the Series D Liquidation Value shall be equal to zero.
“Software” means software, firmware and computer programs and applications (whether in source code, executable or object code), including architecture, algorithms, data files, computerized databases, plugins, libraries, subroutines, tools and APIs, and programming tools, and all related documentation.
“Straddle Period” means a taxable period beginning on or before, and ending after, the date of the Latest Balance Sheet.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to the Company and its stockholders than the transactions contemplated hereby (after giving effect to all adjustments to the terms thereof which may be offered by the Purchaser in writing pursuant to Section 7.07(d).
“Survival Date” means the date until which a particular claim indemnifiable under this Agreement survives in accordance with Section 9.01.
“Tax” means (i) any federal, state, local or foreign income, profits, gross receipts, franchise, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, real property, personal property, escheat, ad valorem, withholding, payroll, employment, capital stock, social security, unemployment, or other tax including any interest, penalties or additions to tax, (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group (including any arrangement for group of consortium relief or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this definition as a result of any obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for Taxes of a predecessor or transferor or otherwise by operation of Law.
“Tax Contest” means any audit, action, suit, court proceeding, investigation or other dispute with respect to any Tax matter that affects the Company, the Surviving Corporation, or any of their Subsidiaries, as the case may be.
“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity charged with the determination, assessment or collection of any Tax.
“Third Party” means any Person or group other than the Purchaser, the Merger Sub and their respective Affiliates.
“Transaction Expenses” means (i) all fees and expenses incurred, paid or payable in connection with the transactions contemplated by this Agreement (including the process by which the Company solicited and/or negotiated acquisition proposals from Third Parties prior to the execution and delivery of this Agreement) by the Company or any of its Subsidiaries, the Stockholder Representative, any Stockholder or any of their respective Affiliates, including all Change in Control Payments, (ii) all amounts related to the J. Aron ISDA treated as Transaction Expenses under Section 7.15(a), and (iii) those other fees and expenses set forth on the Transaction Expenses Schedule attached hereto (which Schedule shall be updated at least two (2) Business Days prior to the Closing by the Company by written notice to the Purchaser so as to set forth a true and correct list of all Transaction Expenses), in each case, to the extent they are paid by the Company or any of its Subsidiaries after the date of the Latest Balance Sheet and prior to, or remain unpaid as of, the open of business on the Closing Date. In no event shall “Transaction Expenses” be deemed to include any fees and expenses to the extent incurred by or at the direction of the Purchaser or the Merger Sub or otherwise relating to the Purchaser’s or its Affiliates’ financing (including obtaining any consent or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of the Purchaser or its Affiliates in connection with the transactions contemplated hereby (including any fees payable to any financing institution or the Company’s accountants on behalf of the Purchaser or its Affiliates).
“Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.
12.02    Other Definitional Provisions.
(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    Successor Laws. Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
12.03    Index of Defined Terms.

Page		Page
Additional Consideration	84	Company	1
Additional Per Share Consideration	84	Company Charter	85
Adjusted Consideration	85	Company Intellectual Property	86
Adverse Recommendation Change	49	Company Net Indebtedness	86
Affiliate	85	Company Organizational Documents	17
Agreement	1	Company Plans	60
Alternative Financing	64	Company Products	86
Anticorruption Laws	31	Company Recommendation	86
Antitrust Laws	61	Company Registered Intellectual Property	86
Audited Financial Statements	19	Company SEC Documents	86
Authorized Action	102	Company Stock	4
Base Consideration	85	Competing Proposal	86

BIS	94	Compliant	86
Business Day	85	Confidentiality Agreement	45
Canada Dividend Amount	8	Contract	87
Canada Exchange Subsidiary	85	De Minimis Amount	68
Cap Amount	85	Debt Commitment Letters	39
Cash	85	Debt Financing	39
Cash Adjustment	5	DGCL	1
Cash Bonus Plans	85	Director and Officer Resignation Letter	54
Certificate of Merger	1	Disclosure Schedules	16
Change in Control Payments	85	Dissenter’s Right Notice	12
Claim Date	71	Dissenting Share	87
Closing	9	EC Merger Regulation	87
Closing Common Merger Consideration	5	Effective Time	1
Closing Conversion Value	86	Employees	87
Closing Date	10	Environmental Requirements	87
Closing Net Indebtedness Statement	5	Equity Commitment Letter	39
Closing Transactions	10	Equity Financing	39
Code	29	ERISA	28
Collective Labor Agreements	33	Exchange Act	34
Common Stock	3	Exchangeable Share	87
Existing Indentures	87	Maximum Net Indebtedness Amount	91
FCA	55	Merger	1
FCA Approval	56	Merger Consideration	4
FCA Restructuring	56	Merger Sub	1
FCPA	31	Non-Recourse Party	91
Fee Letters	39	Notes Redemption	47
Financial Statements	19	Notice of Superior Proposal	49
Foreign Plan	30	Objection Deadline	72
Former Stockholder	100	Objection Notice	72
FSMA	55	OFAC	94
Fundamental Representations	87	Officer’s Certificate	71
GAAP	87	Onex	1
Governmental Entity	87	Onex Corporation	91
Guaranteed Obligations	109	Open Source Software	91
Hazardous Substances	87	Ordinary Course of Business	91
HSR Act	18	Out-License	91
Indebtedness	88	Outside Date	78
Indebtedness Adjustment	5	Owned Real Property	21
Indemnifiable Matters	66	Payable Claim	73
Indemnified Parties	66	Per Share Portion	5
Indemnifying Parties	72	Permits	31
Indemnity Pro Rata Share	88	Permitted Liens	92
In-License	88	Person	92

Intellectual Property	88	Personal Data	92
Interim Controller	56	Plan	29
Investor	39	Plans	29
ISDA Agreements	55	Pre-Cutoff NOL	82
IT Systems	89	Pre-Cutoff NOL Benefit	83
J. Aron ISDA	55	Pre-Cutoff Straddle Period	92
Joinder and Waiver Agreement	12	Pre-Cutoff Straddle Period Taxes	92
K&E	9	Pre-Cutoff Tax Period	93
Latest Balance Sheet	19	Pre-Cutoff Taxes	93
Latest Financial Statements	19	Preferred Stock	93
Law	89	Premium Cap	59
Leased Real Property	20	Purchaser	1
Lenders	89	Purchaser Parties	76
Letter of Transmittal	6	Purchaser’s Representatives	45
Letters of Credit	63	Real Property	93
Liens	89	Redemption Notices	47
Liquidation Value	89	Registered Intellectual Property	93
Loss	66	Related Agreements	93
Losses	66	Release	93
Mandated Plan	30	Required Information	51
Marketing Period	89	Resolved Claims	73
Material Adverse Effect	90	Restricted Grant Share	8
Material Contract	25	Restricted Shares	8
Restricted Stock Plans	93	Stockholder Representative	1
Restricted Unit Share	8	Straddle Period	95
Sanctioned Country	93	Subsidiary	95
Sanctioned Person	93	Subsidiary Organizational Documents	18
Sanctions Laws	94	Successor Stockholder	100
Sarbanes-Oxley Act	34	Superior Proposal	95
Schedule	16	Survival Date	95
SEC	94	Surviving Corporation	1
Securities Act	94	Surviving Corporation By-Laws	9
Series B Liquidation Amount	2	Surviving Corporation Charter	8
Series B Liquidation Value	94	SWW Director Resignation and Release Letter	54
Series B Preferred Stock	2	Tax	95
Series C Liquidation Amount	3	Tax Benefit	75
Series C Liquidation Value	94	Tax Contest	96
Series C Preferred Stock	2	Tax Returns	96
Series D Liquidation Amount	3	Third Party	96
Series D Liquidation Value	95	Third Party Claim	73
Series D Preferred Stock	3	Threshold	68
Settled Claims	73	Trade Secrets	88

Software	95	Transaction Expense Statement	5
Solvent	40	Transaction Expenses	96
Stockholder	6	Transfer Taxes	80
Stockholder Approval	16	Unobjected Claim	72
Stockholder Consent	11	Unresolved Claim	73
Stockholder Notices	12	Willful Breach	96
Stockholder Parties	76

ARTICLE XIII

MISCELLANEOUS
13.01    Stockholder Representative.
(h)     Designation. The Stockholder Representative is hereby designated by each of the Stockholders to serve as the Stockholder Representative of the Stockholders with respect to the matters expressly set forth in this Agreement to be performed by the Stockholder Representative.
(i)    Appointment. By the execution of the Stockholder Consent or the Joinder and Waiver Agreement, the Stockholders hereby irrevocably constitute and appoint the Stockholder Representative as the representative, agent, proxy, and attorney‑in‑fact for each of the Stockholders for all purposes authorized under this Agreement, including the full power and authority on the Stockholders’ behalf (i) to consummate the transactions contemplated herein; (ii) to pay such Stockholder’s expenses incurred in connection with the negotiation and performance of this Agreement (whether incurred on or after the date hereof); (iii) to disburse any funds received hereunder to such Stockholder and each other Stockholder; (iv) to endorse and deliver any certificates or instruments representing the Common Stock and execute such further instruments of assignment as Purchaser and the Merger Sub shall reasonably request; (v) to execute and deliver on behalf of such Stockholder any amendment or waiver hereto; (vi) (A) to dispute or refrain from disputing, on behalf of such Stockholder relative to any amounts to be received by such Stockholder under this Agreement or any agreements contemplated hereby, any claim made by the Purchaser under this Agreement or other agreements contemplated hereby, (B) to negotiate and compromise, on behalf of such Stockholder, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) to execute, on behalf of such Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy; (vii) to engage attorneys, accountants, agents or consultants on behalf of the Stockholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto (viii) to take all other actions to be taken by or on behalf of such Stockholder in connection herewith; and (ix) to do each and every act and exercise any and all rights which such Stockholder or the Stockholders collectively are permitted or required to do or exercise under this Agreement. Each of the Stockholders agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholder Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. If any Stockholder dies or becomes incapacitated, disabled or incompetent (such deceased, incapacitated, disabled or incompetent Stockholder being a “Former Stockholder”) and, as a result, the agency and power of attorney conferred by this Section 13.01 is revoked by operation of law, it shall not be a breach by such Former Stockholder under this Agreement if the heirs, beneficiaries, estate, administrator, executor, guardian, conservator or other legal representative of such Former Stockholder (each a “Successor Stockholder”) confirms the appointment of the Stockholder Representative as agent and attorney-in-fact for such Successor Stockholder. In addition, if the agency and power of attorney conferred by this Section 13.01 is revoked by operation of law and thereafter not reconfirmed by the Successor Stockholder prior to the Closing, such revocation shall not be deemed a breach by the Successor Stockholder of any of the provisions of this Agreement provided that the shares of Common Stock held by such Successor Stockholder are delivered for transfer to the Purchaser at the Closing as contemplated by Section 1.04, and further provided that such Successor Stockholder executes and delivers such other certificates, documents or instruments that would have been delivered on its behalf by the Stockholder Representative had such Successor Stockholder reconfirmed the agency and power of attorney conferred by this Section 13.01. All decisions and actions by the Stockholder Representative (to the extent authorized by this Agreement) shall be binding upon all of the Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same.
(j)    Authority; Indemnification. Each Stockholder agrees that the Purchaser, the Merger Sub and the Surviving Corporation shall be entitled to rely on any action taken by the Stockholder Representative, on behalf of such Stockholder, pursuant to Section 13.01(b) above (an “Authorized Action”), and that each Authorized Action shall be binding on each Stockholder as fully as if such Stockholder had taken such Authorized Action. The Purchaser and the Merger Sub agree that the Stockholder Representative, as the Stockholder Representative, shall have no liability to the Purchaser and the Merger Sub for any Authorized Action, except that the Stockholder Representative shall not be relieved of liability to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud or willful misconduct by the Stockholder Representative. Each Stockholder hereby severally (allocated according to the allocation of the Merger Consideration among the Stockholders), for itself only and not jointly and severally, agrees to indemnify and hold harmless the Stockholder Representative against all fees, costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Stockholder Representative (and not paid by the Purchaser) in connection with any action, suit or proceeding to which the Stockholder Representative is made a party by reason of the fact it is or was acting as the Stockholder Representative of any Stockholder pursuant to the terms of this Agreement pursuant to the terms of this Agreement.
(k)    Exculpation. The Stockholder Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Stockholder, except in respect of amounts received on behalf of such Stockholder. The Stockholder Representative shall not be liable to any Stockholder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Stockholder Representative shall not be relieved of any liability imposed by law for willful misconduct. The Stockholder Representative shall not be liable to the Stockholders for any apportionment or distribution of payments made by the Stockholder Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Stockholder to whom payment was due, but not made, shall be to recover from other Stockholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholder Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Stockholder Representative nor any agent employed by it shall incur any liability to any Stockholder by virtue of the failure or refusal of the Stockholder Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud or bad faith.
13.02    Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made by any party hereto (or any Affiliate of any party hereto) without the prior joint approval of the Purchaser and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), unless required by Law (in the reasonable opinion of counsel) in which case the Purchaser and the Company shall have the right to review and be consulted in good faith with respect to such press release, announcement or communication prior to its issuance, distribution or publication.
13.03    Expenses. Except as otherwise expressly provided herein, each of the Company, the Purchaser and the Merger Sub shall pay all of their own fees and expenses incurred in connection with this Agreement, any of the Related Agreements and the transactions contemplated by this Agreement or any of the Related Agreements, including the fees and disbursements of counsel, financial advisors and accountants; provided that (a) in the event that the transactions contemplated by this Agreement are consummated, the Purchaser shall pay all the Transaction Expenses as provided in Section 2.02(f), (b) the Purchaser shall pay all fees under the HSR Act and under any such other applicable Laws and other fees as provided in Section 8.05, except as otherwise provided in Section 7.16, (c) the Purchaser shall pay all fees and expenses in connection with the Purchaser’s financing arrangements for the transactions contemplated hereby, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries, and (d) each party shall pay all fees and expenses that it has agreed to pay pursuant to this Agreement or any Related Agreement.
13.04    Knowledge Defined.  For purposes of this Agreement, (a) “the Company’s knowledge” and “knowledge of the Company” as used herein means the actual knowledge of Bert Quintana, Patrick Tolbert or David Beckman as well as any other knowledge which any such foregoing individual would have possessed with respect to the matter in question had such individual made due inquiry of the employees reporting directly to him in the ordinary course of performing such individual’s duties, and (b) “the Purchaser’s knowledge” or “the Merger Sub’s knowledge” as used herein means the actual knowledge of Laurent Uberti or Elisabeth Destailleur as well as any other knowledge which any such foregoing individual would have possessed with respect to the matter in question had such individual made due inquiry of the employees reporting directly to him or her in the ordinary course of performing such individual’s duties.
13.05    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by facsimile (with written confirmation of completed transmission), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address or facsimile number set forth below, unless another address has been previously specified in writing:
Notices to the Purchaser, the Merger Sub and, after the Closing, the Surviving Corporation:

Groupe Acticall S.A.
8-10, rue Mathias Hardt
L-1717 Luxembourg
Luxembourg
Facsimile: 33 01 01 53 56 70 01
Attn: Elisabeth Destailleur
with copies to (which shall not constitute notice):
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Facsimile: 212-225-3999
Attn: William A. Groll
Attn: Glenn P. McGrory
Notices to the Stockholder Representative and, prior to the Closing, the Company:

Onex American Holdings Subco LLC
c/o Onex Corporation
161 Bay Street,
P.O. Box 700
Toronto, ON M5J 2S1
Facsimile: 416.362.5765
Attention: Seth Mersky
Tate Abols

with copies to (which shall not constitute notice):

SITEL Worldwide Corporation
3102 West End Ave Suite 900
Nashville, TN 37203
Facsimile: 615-301-7252
Attn: Chief Legal Officer & Secretary

and

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Facsimile: 312-862-2200
Attn: R. Scott Falk, P.C

Notices to Onex:

Onex American Holdings Subco LLC
c/o Onex Corporation
161 Bay Street,
P.O. Box 700
Toronto, ON M5J 2S1
Facsimile: 416.362.5765
Attention: Seth Mersky
Tate Abols
with copies to (which shall not constitute notice):

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Facsimile: 312-862-2200
Attn: R. Scott Falk, P.C

or to such other address with respect to a party as such party notifies the other in writing as above provided.
13.06    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, that no assignment shall limit the assignor’s obligations hereunder.

13.07    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid or unenforceable under applicable Law, such provision or portion shall be ineffective only to the extent of such prohibition, invalidity or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be reformed, construed and enforced as if such prohibited, invalid or unenforceable provision or portion had never been contained herein; provided that the parties intend that the remedies and limitations on remedies contained in this Agreement (including the provisions providing that termination of this Agreement be the sole and exclusive remedy of the recipient thereof and certain related parties) to be construed as integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s or any of its related party’s (including any Non‑Recourse Party of the Purchaser) liability or obligations hereunder.
13.08    References. The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to an “Article,” “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to an article of this Agreement, section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form.
13.09    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any Third Party of any matter whatsoever (including any violation of Law or breach of contract). For purposes of this Agreement, if the Company or a Person acting on its behalf posts a document to the online data room hosted on behalf of the Company and located at https://datasite.merrillcorp.com or such document has been filed with the SEC by the Company and is publicly available on EDGAR, in each case, at least two (2) Business Days prior to the date hereof or such document is set forth on the Delivered Documents Schedule, such document shall be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to the Purchaser and the Merger Sub by the Company. The parties have participated jointly in the negotiation and drafting of this Agreement with the benefit of competent legal representation, and the language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof. Neither the drafting history nor the negotiating history of this Agreement will be used or referred to in connection with the construction or interpretation of this Agreement.
13.10    Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Merger Sub, the Company and the Stockholder Representative. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
13.11    Complete Agreement. This Agreement, the Related Agreements and the other documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
13.12    Third‑Party Beneficiaries. (i) Section 8.03 shall be enforceable by the current and former officers, directors and similar functionaries of the Company and/or its Subsidiaries and his or her heirs and representatives, (ii) Section 13.19 is intended for the benefit of, and shall be enforceable by, each Non‑Recourse Party of a party to this Agreement and (iii) Section 10.02, this Section 13.12, Section 13.13, Section 13.17 and Section 13.18(b) are intended for the benefit of, and shall be enforceable by, the Investor and each Lender. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. In addition, after the Closing, the Stockholder Representative shall have the right, but not the obligation, to enforce any rights of any of the Stockholders under this Agreement.
13.13    Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER

THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
13.14    Purchaser and the Merger Sub Deliveries.  Each of the Purchaser and the Merger Sub agrees and acknowledges that all documents or other items delivered or made available to the Purchaser Parties shall be deemed to be delivered or made available, as the case may be, to the Purchaser and the Merger Sub for all purposes hereunder.
13.15    Delivery by Electronic Transmission.  This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re–execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.
13.16    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.
13.17    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, any dispute, claim or controversy of any kind or description with respect to the Debt Commitment Letters shall be governed by and construed in accordance with the internal law of the State of New York.
13.18    Jurisdiction.
(a)    Except as otherwise expressly provided in this Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in the United States District Court for the District of Delaware, the Delaware Court of Chancery of the State of Delaware or any other court of the State of Delaware, and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.05 shall be deemed effective service of process on such party.
(b)    Notwithstanding anything in this Agreement to the contrary, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross‑claim or third‑party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including the Merger, including to any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties further agree that all of the provisions of Section 13.13 relating to the waiver of jury trial shall apply to any action, cause of action, claim, cross‑claim or third party‑claim referenced in this Section 13.18(b).
13.19    No Recourse. Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non‑Recourse Party of a party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein except to the extent expressly agreed to in writing by such Non‑Recourse Party.
13.20    Specific Performance.
(a)    Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any party, money damages may be inadequate and the other party may have no adequate remedy at law. Accordingly, the parties agree that (i) such other party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security) and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right such other party would not have entered into this Agreement.
(b)    Notwithstanding anything to the contrary in this Agreement (including Section 13.20(a)), it is explicitly agreed that the right of the Company to specific performance or other equitable remedies to enforce the Purchaser’s obligation to cause the Equity Financing to be funded and the Purchaser’s obligation to consummate the Closing shall be subject to the requirements that (i) all of the conditions set forth in Section 3.01 (other than those to be satisfied at the Closing itself) were satisfied at the time when the Closing would have been required to occur pursuant to Section 2.01 and remain satisfied, (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded at the Closing, (iii) the Company has irrevocably confirmed in writing to the Purchaser that if specific performance is granted and the Debt Financing is funded then the Company would consummate the Closing in accordance with the terms hereof (including by satisfying all conditions set forth in Section 3.01 to be satisfied at the Closing itself), (iv) the Purchaser failed to consummate the Closing within three (3) Business Days following the later of (A) the delivery of the notice contemplated by the foregoing clause (iii) and (B) the time when the Closing should have occurred pursuant to Section 2.01 and (v) the Company was prepared and able to consummate the Closing during such three (3) Business Day period. In no event shall the Company or any other Person be entitled to seek the remedy of specific performance with respect to the Purchaser’s obligations to consummate the Closing other than solely under the specific circumstance described in the preceding sentence of this Section 13.20(b). In no event shall any Person other than the Company be entitled to seek the remedy of specific performance with respect to the Purchaser’s obligations to consummate the Closing.
(c)    For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the Company may pursue both (A) the remedy of specific performance with respect to the Purchaser’s obligation to cause the Equity Financing to be funded and the Purchaser’s obligation to consummate the Closing to the extent permitted by this Section 13.20 and (B) the payment of damages for any breach hereof.
13.21    Guarantee.
(a)    Onex, as primary obligor and not merely as surety, hereby irrevocably, absolutely and unconditionally guarantees the due, punctual and complete payment in full of all obligations of each Stockholder that is a Subsidiary or Affiliate of Onex or Onex Corporation (or is or is beneficially owned by a director, officer or employee thereof, but not those individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries or other portfolio companies of Onex) incurred under Article IX of this Agreement, as and when due and payable under this Agreement, as from time to time amended, modified or supplemented in accordance with their terms (the “Guaranteed Obligations”). Onex acknowledges and agrees that the Purchaser shall be entitled to enforce directly against Onex any of the Guaranteed Obligations. Onex shall have rights of subrogation against any

Stockholder for which it satisfies any Guaranteed Obligations. To the fullest extent permitted by applicable Law, Onex waives presentment to, demand of payment from and protest to any other Person of any of the Guaranteed Obligations, and also waives promptness, diligence, notice of acceptance of this guarantee and of the Guaranteed Obligations and notice of protest for nonpayment. The Guaranteed Obligations shall not be subject to any reduction, limitation, impairment, waiver, release, surrender, compromise or termination for any reason (unless the underlying obligations and liabilities of the applicable Stockholder shall have been reduced, limited, impaired, waived, released, surrendered, compromised or terminated in accordance with the terms of this Agreement, in which case the Guaranteed Obligations shall be reduced, limited, impaired, waived, released, surrendered, compromised or terminated correspondingly), and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations. The Purchaser shall not be obligated to file any claim related to the Guaranteed Obligations in the event any applicable Stockholder becomes subject to a bankruptcy, reorganization or similar proceeding and the failure of the Purchaser to so file shall not affect Onex’s obligations hereunder. In the event that any payment to the Purchaser for a Guaranteed Obligation hereunder is rescinded to the party that made the payment, Onex shall remain liable hereunder as if such payment had not been made.
(b)    Onex further agrees that the Guaranteed Obligations hereunder shall not be discharged except by complete payment of the amounts payable by each Stockholder that is a Subsidiary or Affiliate of Onex or Onex Corporation (or is or is beneficially owned by a director, officer or employee thereof, but not those individuals who are affiliated with Onex or Onex Corporation solely as a result of their capacity as directors, officers or employees of the Company or its Subsidiaries or other portfolio companies of Onex) pursuant to Article IX or Sections 11.09 or 11.10 (or the discharge of the underlying obligations and liabilities of the applicable Stockholder), and that the obligations of Onex hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of the Purchaser to assert any claim or demand or enforce any right or remedy against any applicable Stockholder or any other Person; (ii) insolvency, bankruptcy, reorganization or similar proceeding affecting any applicable Stockholder or any related party, or the dissolution, liquidation, merger, or winding up of any such Person; (iii) waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms hereof; (iv) any change in corporate existence, structure or ownership of Onex, any Stockholder, or any other Person interested in the transactions contemplated by this Agreement or any of the Related Agreements, as applicable; (v) the existence of any claim, setoff or other right that Onex may have against the Purchaser or any other Person (except to the extent such claim, setoff or other right is available to the applicable Stockholder); or (vi) the adequacy of any other means the Purchaser may have of obtaining payment related to the Guaranteed Obligations. Onex acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Related Agreements.

(c)    This guarantee shall be binding upon the successors and assigns of Onex and shall inure to the benefit of the Purchaser and its successors and assigns.
* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the date first above written.

Company:	SITEL WORLDWIDE CORPORATION
By: / s / Dagoberto Quintana
Name: Dagoberto Quintana Title: Chairman, CEO & President

Purchaser:	GROUPE ACTICALL S.A.
By: / s / Laurent Uberti
Name: Laurent Uberti Title: Chief Executive Officer

Merger Sub:	SATURN MERGER SUB CORPORATION
By: / s / Laurent Uberti
Name: Laurent Uberti Title: President

Stockholder Representative:	ONEX AMERICAN HOLDINGS SUBCO LLC, solely in its capacity as the Stockholder Representative
By: / s / Joshua Hausman
Name: Joshua Hausman Title: Director

Onex:	ONEX AMERICAN HOLDINGS SUBCO LLC
By: / s / Joshua Hausman
Name: Joshua Hausman Title: Director

Signature Page to Agreement and Plan of Merger